                    International Bank for Reconstruction and
                                 Development

                                    [LOGO]

                       Management's Discussion & Analysis
                                     and
                             Financial Statements
                                June 30, 1999

------------------------------------------------------------------------------
TABLE OF CONTENTS
JUNE 30, 1999
------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS

SECTION 1.   FINANCIAL OVERVIEW . . . . . . . . . . . . . . . . . . . . . . .3

SECTION 2.   DEVELOPMENT ACTIVITIES . . . . . . . . . . . . . . . . . . . . .4

             LOANS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
             GUARANTEES . . . . . . . . . . . . . . . . . . . . . . . . . . 10
             OTHER ACTIVITIES . . . . . . . . . . . . . . . . . . . . . . . 11

SECTION 3.   RISK MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . . . 12

             CREDIT RISK. . . . . . . . . . . . . . . . . . . . . . . . . . 12
             INTEREST RATE RISK . . . . . . . . . . . . . . . . . . . . . . 14
             EXCHANGE RATE RISK . . . . . . . . . . . . . . . . . . . . . . 15
             OPERATING RISK . . . . . . . . . . . . . . . . . . . . . . . . 17

SECTION 4.   LIQUIDITY MANAGEMENT . . . . . . . . . . . . . . . . . . . . . 20

SECTION 5.   FUNDING RESOURCES. . . . . . . . . . . . . . . . . . . . . . . 21

             EQUITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
             BORROWINGS . . . . . . . . . . . . . . . . . . . . . . . . . . 23

SECTION 6.   RESULTS OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . 24


GLOSSARY OF TERMS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

IBRD FINANCIAL STATEMENTS

BALANCE SHEET . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30

STATEMENT OF INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32

STATEMENT OF COMPREHENSIVE INCOME . . . . . . . . . . . . . . . . . . . . . 33

STATEMENT OF CHANGES IN RETAINED EARNINGS . . . . . . . . . . . . . . . . . 33

STATEMENT OF CASH FLOWS . . . . . . . . . . . . . . . . . . . . . . . . . . 34

SUMMARY STATEMENT OF LOANS  . . . . . . . . . . . . . . . . . . . . . . . . 36

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER  . . . . . . . 39

NOTES TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . 43

REPORT OF INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . 70


--------------------------------------------------------------------------------
     CERTAIN FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES. IBRD'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN SUCH FORWARD-LOOKING STATEMENTS.
--------------------------------------------------------------------------------


2 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999

1.  FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities on an ongoing basis.

TABLE 1 presents selected financial data for the last five fiscal years:

TABLE 1:

-----------------------------------------------------------------------------------------------------------
                                               1999        1998         1997        1996         1995
                                            ----------- ------------ ----------- ------------ -----------
FOR THE YEAR     (U.S. $ MILLIONS)
-------------------------------------------
   Loan Income (comprised of)                    7,649        6,881       7,235        7,922       8,187
           Interest                              7,535        6,775       7,122        7,804       8,069
           Commitment Charges                      114          106         113          118         118
   Provision for Loan Losses                      (246)        (251)        (63)         (42)        (12)
   Investment Income                             1,680        1,233         834          720       1,082
   Borrowing Expenses                           (6,846)      (6,144)     (5,952)      (6,570)     (6,944)
   Net Noninterest Expense                        (719)        (476)       (769)        (843)       (959)
   Net Income                                    1,518        1,243       1,285        1,187       1,354

PERFORMANCE RATIOS    (%)
-------------------------------------------

   Net Return on Average Earning Assets(a)        1.05         0.96        1.02         0.89        1.00

   Gross Return on:
          Average Earning Assets(a)               6.47         6.29        6.41         6.50        6.82
          Average Outstanding Loans(a)            6.58         6.43        6.62         6.78        6.98
          Average Cash and Investments            6.01         5.63        5.02         4.47        5.78
   Cost of Average Borrowings (after              5.92         6.01        6.06         6.31        6.48
      swaps)
   Interest Coverage Ratio                        1.22         1.20        1.22         1.18        1.19
   Return on Equity                               6.16         5.29        5.21         4.61        5.41
   Equity Capital-to-Loans Ratio                 20.65        21.44       22.06        21.80       21.42

TOTAL AT YEAR-END   (U.S. $ MILLIONS)
-------------------------------------------

   Total Assets                                230,808      205,042     161,945      152,004     168,579
   Cash and Liquid Investments(b)               30,122       24,837      18,250       15,990      18,435
   Loans Outstanding                           117,228      106,576     105,805      110,246     123,499
   Accumulated Provision for Loan Losses        (3,560)      (3,240)     (3,210)      (3,340)     (3,740)
   Borrowings Outstanding(c)                   115,739      103,477      96,679       96,719     108,290
   Total Equity                                 28,021       26,514      27,228       28,300      30,461

-----------------------------------------------------------------------------------------------------------

     a. INCLUDES INCOME FROM COMMITMENT AND OTHER LOAN CHARGES.
     b. INCLUDES INVESTMENTS DESIGNATED AS HELD-TO-MATURITY FOR FISCAL YEARS 1995-98.
     c. OUTSTANDING BORROWINGS, BEFORE SWAPS, NET OF PREMIUM/DISCOUNT.



                                     IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 3

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread,(a) is passed through to the borrower.

To raise funds IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings together with IBRD's equity are used to fund its lending and investment activities as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro (and national currency sub-units of the euro), and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its assets with those of its liabilities and reserves; however, the reported levels of its assets, liabilities and income in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. This financial statement reporting effect does not impact IBRD's risk-bearing capacity.

During the fiscal year ended June 30, 1999, the growth in the loan portfolio continued at the unprecedented level of FY 1998 as IBRD continued to respond to the financial crisis that had begun in East and South East Asia and spread to other parts of the developing world. A portion of this loan growth took place in the form of special structural adjustment loans (SSALs), which IBRD introduced in the second quarter of FY 1999 as a new type of loan tailored to be part of a broader financial support package for the borrowing country. SSALs made up 18% of IBRD's total FY 1999 loan commitments of $22,182 million, and 25% of its total FY 1999 net loan disbursements of $8,133 million. Relative to other IBRD loan terms, SSALs carry wider lending spreads and shorter maturities.(b)

At the beginning of FY 1999 IBRD's Executive Directors took several actions to augment its financial capacity. These measures included allocating income to IBRD's reserves, increasing the contractual charges on new IBRD loans, and reducing the interest waiver from 25 basis points to 5 basis points on outstanding loans to eligible borrowers negotiated prior to July 31, 1998. These loans carry a lending spread of 50 basis points. The interest waiver on loans for which the invitation to negotiate was issued on or after July 31, 1998 remained at 25 basis points. However, the lending spread was increased to 75 basis points. This pricing strategy effectively brought the net spread on loans to 45 basis points for loans negotiated prior to July 31, 1998 and to 50 basis points for loans negotiated on or after July 31, 1998.

FY 1999 net income increased $275 million from the preceding year, due in part to the decisions taken on loan pricing and waivers. The largest contributing factor, however, was the $237 million gain realized on liquidation of investments that had been classified as held-to-maturity.

On July 29, 1999, the Executive Directors approved the allocation of $700 million of FY 1999 net income to reserves, and recommended to IBRD's Board of Governors the transfer of $563 million from unallocated net income and $102 million from surplus for other development purposes and organizations. They also approved the continuation of the FY 1999 level of loan interest and commitment charge waivers through FY 2000.

IBRD has scheduled the introduction of new loan and hedging products for its borrowers beginning September 1, 1999. These products will carry an additional charge to cover the increased market risks inherent in providing them. From a longer-term perspective, IBRD continues to evaluate alternative strategies to enhance its risk-bearing capacity to ensure that it can respond to borrowers as needed, while preserving its financial strength.

2.  DEVELOPMENT ACTIVITIES

IBRD offers loans and guarantees to its member countries to help meet their development needs. It also provides technical assistance and other services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 1999, IBRD had approved loans, net of cancellations, totaling $302,840 million to borrowers in 128 countries. The loans held by IBRD, including loans approved but not yet effective, at June 30, 1999 totaled $168,600 million, of which $117,228 million was outstanding and $51,372 million was undisbursed. Cumulative loan repayments at June 30, 1999, based on U.S. dollar equivalents at the time of receipt, were $131,036 million.

The amount of loans outstanding at June 30, 1999 was $10,652 million higher than that at June 30, 1998. The increase is attributable to net disbursements of $8,133 million, and translation adjustments of $2,519, as a result of a depreciation in the value of the U.S.



a. SEE SECTION 2, FINANCIAL TERMS OF LOANS FOR MORE DETAILS.

b. SEE SECTION 2, ADJUSTMENT LENDING.




4 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999 dollar during the year against the other currencies in which IBRD holds a portion of its loans.

During FY 1999 commitments of new loans reached a record of $22,182 million, up from $21,086 million in FY 1998. Relative to the preceding fiscal year, the regional composition of commitments and disbursements in FY 1999 shifted more toward Latin America and somewhat away from South Asia.

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 1999, outstanding loans and callable guarantees (net of loan loss provisions) totaled $114,134 million, equal to 56% of the statutory lending limit.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are:

(i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

(ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

(iii)In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

(iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

(v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to procure goods and services through procedures, including international competitive bidding, which IBRD judges to be likely to lead to cost-efficient procurement.

Within the scope permitted by the Articles, these policies must be developed and adjusted in light of experience and changing conditions.

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. The appraisal of projects is carried out by IBRD's operational staff (engineers, financial analysts, economists and other sector and country specialists). With minor exceptions, all loans must be approved by IBRD's Executive Directors. Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During project implementation, IBRD staff with experience in the sector or the country involved periodically visit project sites to review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. After completion, projects are evaluated by an independent unit and the findings reported directly to the Executive Directors to determine the extent to which its major objectives were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of IBRD adjustment and other non-project loans.

LENDING INSTRUMENTS

IBRD lending generally falls into one of two categories: investment or adjustment lending.

INVESTMENT LENDING

IBRD has several lending instruments that support investment activities, either discrete projects or programs of investments. TABLE 2 presents a breakdown of IBRD's investment lending by instrument approved in FY 1999 and in each of the two preceding fiscal years. These loans broadly fall into the following categories:

- ADAPTABLE PROGRAM LOANS (APLs) are designed to provide funding for long-term development program through a series of operations. Succeeding operations are committed on the basis of satisfactory performance on agreed milestones, indicators, periodic reviews, and the evaluation of implementation progress and emerging needs. Authority for approval is with the Executive Directors for the first loan of each program and the long-term program agreement. Authority for approval of subsequent APLs under programs



                                     IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 5
     approved by the Executive Directors is with IBRD's management, subject to oversight and review by the Executive Directors.

- EMERGENCY RECOVERY LOANS are made to restore assets and productivity immediately after a major emergency (such as war, civil disturbance, or natural disaster) that seriously disrupts a member country's economy.

- FINANCIAL INTERMEDIARY LOANS support the development of financial institutions and provide funds to be channeled through intermediaries for general credit or for the development of specific sectors or subsectors. The primary objective of these loans is to improve the operational efficiency of financial institutions in a competitive environment.

- LEARNING AND INNOVATION LOANS (LILs) are designed to support small, time-sensitive programs to build capacity, pilot promising initiatives, or to experiment with and develop locally-based models prior to large scale interventions. LILs are modest in size with each loan not exceeding $5 million. Approvals of LILs are at the management level rather than at the Executive Director level.

- SECTOR INVESTMENT AND MAINTENANCE LOANS are designed to bring investments, policies and performance in specific sectors or subsectors in line with agreed economic priorities.

- SPECIFIC INVESTMENT LOANS fund the creation of new productive assets or economic, social and institutional infrastructure or their rehabilitation to full capacity.

- TECHNICAL ASSISTANCE LOANS are designed to strengthen capacity in entities concerned with policies, strategies and institutional reforms in such areas as public enterprise reform and divestiture, civil service and judicial reform, government budgetary management and the formulation of economic policy.


IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------
                                            FY 1999                FY 1998                FY 1997
                                      ---------------------- ----------------------------------------------
INVESTMENT LENDING INSTRUMENT          AMOUNT    AS A % OF    AMOUNT    AS A % OF    AMOUNT     AS A % OF
                                                   TOTAL               TOTAL LOANS                TOTAL
                                                   LOANS                                          LOANS
------------------------------------- ---------  ----------- --------- ------------  --------- ------------
Adaptable Program Loans                   $ 502         2        $ 682         4        $   -         -
Emergency Recovery Loans                    549         2          415         2            -         -
Financial Intermediary Loans                 20         *          122         *           92         1
Learning and Innovation Loans                43         *           33         *            -         -
Sector Investment & Maintenance             120         1          599         3          545         4
Loans
Specific Investment Loans                 6,791        31        9,062        43        9,477        65
Technical Assistance Loans                  220         1          238         1          273         2
                                      ---------  ----------- --------- ------------  --------- ------------
Total                                    $8,245        37      $11,151        53      $10,387        72
                                      ---------  ----------- --------- ------------  --------- ------------
                                      ---------  ----------- --------- ------------  --------- ------------

-----------------------------------------------------------------------------------------------------------


*  INDICATES AMOUNTS LESS THAN 0.5%.

ADJUSTMENT LENDING

Historically, most IBRD loans have been for investment projects or programs. IBRD also makes adjustment loans designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Disbursements on these loans are conditioned on certain performance objectives. Current operating guidelines state that adjustment lending, excluding debt and debt-service reduction loans, will normally not exceed 25% of total IBRD lending. This guideline was established with the understanding that it was likely to be exceeded if world economic conditions worsened. This guideline is not a rigid limit but rather a trigger for a reevaluation of such lending. As a result of several large adjustment loans made by IBRD during the fiscal year, 63% of IBRD's lending in FY 1999 consisted of such loans (47% for FY 1998). The Executive Directors are aware that, in light of the specific and unusual financial circumstances in the world at present, the guideline has been exceeded for the past two fiscal years, and may possibly be exceeded again in subsequent years. TABLE 3 provides the details by instrument of IBRD's adjustment lending approved in FY 1999 and each of the two preceding fiscal years. Adjustment loans are broadly classified as follows:

- STRUCTURAL ADJUSTMENT LOANS (SAL) support specific policy changes and institutional reforms. These loans require agreement on a satisfactory macroeconomic framework and policy actions that can be monitored on a specific schedule.

- SECTOR ADJUSTMENT LOANS support comprehensive policy changes and institutional reforms in major sectors. They also require agreement on a satisfactory macroeconomic framework and its imple-


6 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999 mentation, and a specific program that can be monitored.

- REHABILITATION LOANS support government policy reform programs to assist the private sector where foreign exchange is required for urgent rehabilitation of key infrastructure and productive facilities.

- DEBT AND DEBT-SERVICE REDUCTION LOANS assist an eligible, highly-indebted member country in financing an approved debt and debt-service reduction operation on its commercial debt that is designed to reduce the country's total debt to a manageable level and contribute to a viable medium-term financing plan and the attainment of medium-term growth objectives.

- SPECIAL STRUCTURAL ADJUSTMENT LOANS (SSAL). These loans, introduced in the second quarter of FY 1999, are fast-disbursing loans providing support to countries facing a sectorial or economy-wide crisis with a substantial structural dimension.

Adjustment lending committed for FY 1999 totaled $13,937 million, of which $10,002 million has been disbursed at June 30, 1999. At June 30, 1999, disbursements on SSALs committed during FY 1999 totaled $2,035 million, representing 50% of FY 1999 SSAL commitments.


TABLE 3:


IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------
                                            FY 1999                FY 1998                 FY1997
                                      ---------------------- ----------------------- -----------------------
ADJUSTMENT LENDING INSTRUMENT          AMOUNT    AS A % OF    AMOUNT     AS A % OF    AMOUNT    AS A % OF
                                                   TOTAL                   TOTAL               TOTAL LOANS
                                                   LOANS                   LOANS
------------------------------------- --------- ------------ ---------- ------------ --------- -------------
Structural Adjustment Loans           $  7,690         35    $ 8,285(a)      39       $  1,295         9
Sector Adjustment Loans                  2,206         10      1,650          8          2,590        18
Rehabilitation Loans                        --         --         --         --             70         *
Special Structural Adjustment Loans      4,041         18         --         --             --        --
                                      --------    -------    -------       ----       --------   -------
   Sub-total                            13,937         63      9,935         47          3,955        27
Debt and Debt-Service
   Reduction Loans                          --         --         --         --            183         1
                                      --------    -------    -------       ----       --------   -------
   Total                              $ 13,937         63    $ 9,935         47       $  4,138        28
                                      --------    -------    -------       ----       --------   -------
                                      --------    -------    -------       ----       --------   -------
------------------------------------------------------------------------------------------------------------


a.   INCLUDES A $3,000 MILLION ECONOMIC RECONSTRUCTION LOAN.

*    INDICATES AMOUNTS LESS THAN 0.5%

ENCLAVE LENDING

On rare occasions IBRD will lend for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off- shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 1999, IBRD had $171 million in outstanding loans for enclave projects.

LENDING BY SECTOR

A breakdown by sector of IBRD's loans outstanding at the end of FY 1999 and loans approved in each of the last three fiscal years is provided in TABLE 4.


                                     IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 7

TABLE 4:


-----------------------------------------------------------------------------------------------------------
                                   TOTAL LOANS                      LOANS APPROVED DURING
                                   OUTSTANDING
                                                    -------------------------------------------------------
                                AT JUNE 30, 1999         FY 1999           FY 1998            FY 1997
                               ----------------------------------------------------------------------------
SECTORS                           USD M       %       USD M     %       USD M      %       USD M     %
-----------------------------------------------------------------------------------------------------------
Agriculture                        $11,573     10      $1,788     8      $1,455      7      $2,811    19
Education                            5,314      5         804     4       1,928      9         762     5
Electric Power and Other            13,864     12         340     2       1,115      5       1,613    11
Energy
Environment                          1,492      1         311     1         653      3          32     *
Finance                             15,772     13       2,575    12       6,103     29         994     7
Health, Population and               3,105      3         514     2         911      4         246     2
Nutrition
Industry                             5,709      5         590     3           -      -         145     1
Mining and Other Extractive          1,961      2         300     1       1,369      7         300     2
Multi-Sector                        22,545     19       8,812    40       1,188      6       1,373     9
Oil and Gas                          3,873      3           -     -         130      1         114     1
Public Sector Management             5,743      5       1,042     5       1,738      8         720     5
Social                               3,239      3       2,236    10         934      4       1,304     9
Telecommunications and               1,307      1           -     -          68      *           -     -
Informatics
Transportation                      13,367     11       2,041     9       2,285     11       3,225    22
Urban Development                    5,028      4         320     1         770      4         506     3
Water Supply and Sanitation          3,336      3         510     2         439      2         380     3
                               ------------ ------  ---------- -----  ---------- ------  ---------- -----
Total (a)**                       $117,228    100     $22,183   100     $21,086    100     $14,525    99
                               ------------ ------  ---------- -----  ---------- ------  ---------- -----
                               ------------ ------  ---------- -----  ---------- ------  ---------- -----
-----------------------------------------------------------------------------------------------------------


a.   EXCLUDES LOANS TO THE INTERNATIONAL FINANCE CORPORATION.

 *   INDICATES AMOUNTS LESS THAN 0.5%.
**   MAY DIFFER FROM SUM OF INDIVIDUAL FIGURES DUE TO ROUNDING.


FINANCIAL TERMS OF LOANS

Currently IBRD offers new loans with three types of financial terms: multicurrency pool loans, LIBOR-based single currency loans, and fixed rate single currency loans. This choice of financial terms is intended to provide borrowers with flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capability. Most loans carry a three- to five- year grace period for principal and are amortized over a period that ranges from twelve to twenty years.

For most products IBRD charges a lending rate composed of a spread plus its average cost of borrowings. Until July 31, 1998, that spread was 50 basis points. However, during the first quarter of fiscal year 1999, the lending spread was increased to 75 basis points, for loans where the invitation to negotiate was issued on or after July 31, 1998. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In addition, all loans carry a commitment charge of 75 basis points per annum on undisbursed amounts.

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect for each of the previous eight fiscal years. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect for each of the last ten fiscal years. For interest periods beginning during FY 2000, the interest waiver is 5 basis points, except for loans with a 75 basis point lending spread, whose interest waiver is 25 basis points. The commitment charge waiver for FY 2000 is 50 basis points. Both interest and commitment charge waivers are unchanged from the level determined in July 1998. Further details are provided in the Notes to Financial Statements-Note C.

MULTICURRENCY POOL LOANS

Multicurrency pool loan (CPL) terms are available for new loans. The currency composition of CPLs is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

The lending rate on these cost pass-through loans is variable, adjusted every six months to reflect the previous semester's average cost of outstanding borrowings allocated to fund these loans, weighted by the average currency composition of the pool. IBRD adds its lending spread to that average cost. For interest


8 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999 periods that commence on dates between July 1, 1999 and December 31, 1999, the applicable lending rate is 5.59% for loans where the invitation to negotiate was issued before July 31, 1998 and 5.84% for loans where the invitation to negotiate was issued thereafter.

LOAN CONVERSION OPTIONS

In FY 1997 in response to borrower demand for broader currency choice, the Executive Directors approved the offer of currency choice for all IBRD multicurrency pool loans for which the invitation to negotiate was issued before September 1, 1996. The purpose of this invitation was to provide borrowers the flexibility to amend the terms of their existing multicurrency pool loans to reflect their choice of the offered currencies. Under this offer, from 1996 to 1998 borrowers had three options: (a) retain the terms of their existing multicurrency pool loans; (b) convert undisbursed loan amounts to single currency loan (SCL) terms; and (c) convert disbursed loan balances and undisbursed loan amounts (to the extent not converted to SCL terms) to one of four new single currency pools (SCPs). The last conversion date was July 1, 1998. Those options have now expired and all conversions under the offer have been completed.

CONVERSION TO SINGLE CURRENCY LOAN TERMS

Aggregate conversions of undisbursed balances to SCL terms were $21,115 million, with U.S. dollars comprising 79.7% of the total.

CONVERSION TO SINGLE CURRENCY POOLS

SCP terms are not available for new commitments. Aggregate conversions to SCPs were $48,549 million, of which $615 million was undisbursed at the time of conversion from the multicurrency pool to single currency pools. Among the single currency pool choices, conversions to the U.S. dollar SCP loan pool accounted for 85.6%. Conversions to Deutsche mark and Japanese yen SCPs accounted for 14.2% and 0.2%, respectively. To accommodate this preference for the U.S. dollar, IBRD borrowings in other currencies, which generally carried lower nominal interest rates, were converted to U.S. dollar terms. This increase in nominal funding costs is reflected in higher average lending rates, although the lending spread remaining at 50 basis points. The U.S. dollar SCP lending rates for interest periods commencing July 1, 1998 through December 31, 1998 and commencing in January 1, 1999 through June 30, 1999 were 7.54% and 7.97% respectively, compared to the corresponding CPL lending rates of 6.18% and 6.03% (6.28% for loans for which the invitation to negotiate was issued on or after July 31, 1998) for the same periods. For the interest periods commencing on July 1, 1999 through December 31, 1999, the lending rate for the U.S. dollar SCP is 8.53%.

SINGLE CURRENCY LOANS

For new loans, borrowers may also select LIBOR-based or fixed rate SCL terms. In general, the fixed rate SCL terms will be replaced by the new fixed spread loan scheduled to be introduced for loans whose invitations to negotiate are issued on or after September 1, 1999 and accordingly, the fixed rate SCL product will only be available for new loans if the invitation to negotiate has been issued before December 1, 1999. IBRD currently offers SCLs in U.S. dollars, Japanese yen, euro, pounds sterling and Swiss francs, and will consider borrower requests for SCL loans in other currencies.

LIBOR-based SCLs carry a lending rate that is reset semi- annually. The lending rate consists of a base rate, which is the prevailing six-month London interbank offered rate (LIBOR) for the applicable currency plus a spread. The spread consists of: (a) IBRD's weighted average cost margin for funding for the preceding semester allocated to these loans relative to the base rate; and (b) IBRD's lending spread. These variable rate loans are designed to pass IBRD's funding spread to LIBOR through to its borrowers. This lending rate is set every six months, in January and July. At June 30, 1999, the proportion of outstanding LIBOR-based SCLs denominated in U.S. dollars was 92.3%, (97.3% at June 30,
1998).

Recently, IBRD approved and disbursed several large loans on non-standard SCL terms. During FY 1999, IBRD approved and disbursed a structural adjustment loan for $2,000 million. This loan carries a six-month U.S. dollar LIBOR interest rate plus a fixed spread of 75 basis points and a front-end fee. During FY 1998, IBRD had also approved and disbursed two LIBOR-based single currency loans with non-standard SCL terms. The first, a $3,000 million economic reconstruction loan, carries a six-month U.S. dollar LIBOR interest rate plus a fixed spread of 100 basis points and a front-end fee. The second, a $2,000 million structural adjustment loan, carries a six-month U.S. dollar LIBOR interest rate plus a fixed spread of 75 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges.

SSALs also carry non-standard SCL terms. SSAL terms include a six-month U.S. dollar LIBOR interest rate plus a minimum fixed spread, currently set at 400 basis points, which may vary for new loans over time depending on IBRD's overall risk-bearing capacity and market conditions. These loans have a maturity of five years with a three-year grace period, a front-end fee of one percent of the principal amount payable on effectiveness, and are not eligible for waivers of interest or commitment charges.

Fixed rate SCLs carry lending rates that are set on specified semi-annual rate fixing dates for amounts disbursed during the preceding six months. The lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of: (a) IBRD's funding cost margin relative to the base rate for these loans;


                                     IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 9

(b) a risk premium to compensate IBRD for market risks it incurs in funding these loans; and (c) IBRD's lending spread.

NEW LOAN AND HEDGING PRODUCTS

During the third quarter of FY 1999 IBRD approved the introduction of new loan and hedging products for its borrowers to respond to their needs for more flexible financial products and better risk management tools. These products are scheduled to be introduced for loans whose invitation to negotiate is issued on or after September 1, 1999.

The new financial products are:

- FIXED-SPREAD LOANS with an interest rate based on LIBOR, plus a spread that would be fixed for the life of the loan. Borrowers selecting this product would have the flexibility to change the currency or interest rate basis over the life of the loan and have more flexibility in selecting loan maturities; and

- HEDGING PRODUCTS that would be linked to borrowers' existing IBRD loans to assist them in managing their currency, interest rate and, on a case-by-case basis, commodity price risks.

TABLE 5 presents a breakdown of IBRD's loan portfolio by loan product: TABLE 2:

TABLE 5

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------
                                           FY 1999                FY 1998                  FY 1997
                                    ---------------------- -----------------------  ----------------------
LOAN PRODUCT                         PRINCIPAL  AS A % OF   PRINCIPAL    AS A % OF   PRINCIPAL    AS A % OF
                                      BALANCE   TOTAL        BALANCE    TOTAL LOANS   BALANCE    TOTAL LOANS
                                                  LOANS
-------------------------------------------------------------------------------------------------------------
Adjustable rate multicurrency pool
loans
   Outstanding                        $37,203          32      $56,274         53       $91,842        87
   Undisbursed                          6,344          12        8,765         17        27,422        53
LIBOR-based single currency loans(a)
   Outstanding                         25,462          22       15,018         14        4,493          4
   Undisbursed                         33,862          66       29,801         58       19,144         37
Fixed rate single currency loans
   Outstanding(b)                      11,238           9        5,683          5        2,563          2
   Undisbursed                         10,787          21       12,356         24        5,007         10
Single currency pool loans
   Outstanding                         40,693          35       25,658         24            -          -
   Undisbursed                            374           *          131          *            -          -
Other loans
   Outstanding                          2,631           2        3,943          4        6,907          7
   Undisbursed                              5           *           12          *            3          *
                                    ----------  ---------- ------------ ----------  ------------ ---------
Total **
   Outstanding loans                 $117,227         100     $106,576        100      $105,805       100
   Undisbursed loans                  $51,372          99      $51,065         99       $51,576       100
                                    ----------  ---------- ------------ ----------  ------------ ---------
                                    ----------  ---------- ------------ ----------  ------------ ---------
-------------------------------------------------------------------------------------------------------------

a. OF WHICH, SCLS WITH NON-STANDARD SCL ARREAR EXPENSES $9,035 MILLION OUTSTANDING AND $2,005 MILLION UNDISBURSED AT JUNE 30, 1999.

B. INCLUDES FIXED RATE CURRENCY LOANS WHOSE RATE HAS NOT YET BEEN FIXED AT FISCAL YEAR-END.

*      INDICATES AMOUNTS LESS THAN 0.5%.

**     MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES DUE TO ROUNDING.

For more information, see the Notes to Financial Statements-Note C.

GUARANTEES

IBRD offers guarantees to its members, and in exceptional cases will offer enclave guarantees in a member country usually eligible only for credits from IDA, subject to a limit of $300 million. IBRD guarantees are intended as flexible instruments that provide the credit enhancement required to mobilize private sector financing for individual projects through targeted and limited support, thus enhancing IBRD's impact by catalyzing private sector participation. On a pilot basis guarantees are being made available to support agreed upon policies and reforms in member countries. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. Projects in any member country that is eligible for IBRD lending are also eligible for IBRD guarantees.


10 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage. Two basic types of guarantees are offered:

- PARTIAL RISK GUARANTEES cover debt-service defaults on a loan that may result from nonperformance of government obligations. These are defined in the contracts negotiated between the government or a government-sponsored entity and the private company responsible for implementing the project. The IBRD guarantee is limited to backing the government's obligations; the obligations of the private company contained in the project agreements are not covered and thus the private lenders assume the risk of nonperformance by the private company.

- PARTIAL CREDIT GUARANTEES are used for public sector projects when there is a need to extend loan maturities, but not necessarily to cover sovereign contractual obligations. This approach may be most appropriate when the lenders are not willing to accept the sovereign risk of the host government for a term long enough to meet the needs of the project. By guaranteeing later maturities, such partial credit guarantees help induce the market to extend the term to the maximum risk it can bear. The presence of the guarantee may also induce a lower interest rate.

As part of IBRD's strategy of continuing to expand its range of instruments in response to client demand, the Executive Directors approved the introduction of a new guarantee instrument in April 1999. This guarantee is an extension of the existing partial credit guarantee instrument for projects:

- POLICY-BASED GUARANTEES are partial credit guarantees that cover a portion of debt-service on a borrowing by an eligible member country from private foreign creditors in support of agreed structural, institutional and social policies and reforms. The guaranteed portion of the debt-service could consist of a combination of interest and principal payments, but the actual structure is determined on a case-by-case basis. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for this type of instrument. The terms of this instrument are the same as project- based partial credit guarantees. Maturity, level of fees, and possible waivers will be standard if the guarantee is made in situations comparable to those under which a SAL would be made; however, if the guarantee is made in connection with a SSAL, then it will be at SSAL-equivalent terms. Initially, IBRD will proceed with a pilot program of up to $2,000 million. Once the $2,000 million is reached the Executive Directors will review the program.

IBRD may also provide partial risk guarantees for export- oriented projects in an IDA-only country (enclave guarantees) if the project is expected to generate foreign exchange outside the country, and IBRD determines that the country will have adequate foreign exchange to meet its obligations under the counter-guarantee if the guarantee is called. The government is expected to use revenue accruing to it from any such project for productive development purposes. A project covered by an enclave guarantee includes security arrangements with appropriate risk mitigation measures--such as offshore revenue escrow accounts and debt-service reserves acceptable to IBRD--to minimize
IBRD's exposure and the risk of a call on the guarantee. The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD. Generally, IBRD has retained a fee of 25 basis points per annum on its exposure on guarantees; however, on enclave guarantees IBRD would retain a higher fee.

IBRD's exposure at June 30, 1999 on its guarantees (measured as their present value in terms of their first call date) is $1,524 million. For additional information see the Notes to Financial Statements-Note C.

OTHER ACTIVITIES

In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, loan operations. Such assistance includes the assignment of qualified professionals to survey development opportunities in member countries, analysis of their fiscal, economic and other development problems, assistance to member countries in drawing up development programs, appraisal of projects suitable for investment and assistance to member countries in improving their asset and liability management techniques. To assist its developing member countries, IBRD has also established the World Bank Institute, which provides courses and other training activities related to economic policy development and administration for governments and organizations working closely with IBRD, and has made contributions for research and other developmental activities. IBRD has on a number of occasions, at the request of members concerned, facilitated efforts toward the settlement of international economic and financial disputes. Additionally, IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements-Note H.


                                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 11

3.  RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to three major types of risk: credit risk; market risk; and liquidity risk. IBRD is also exposed to operating risk.

The objective of Asset-Liability Management (ALM) for IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters.

The major inherent risk to IBRD is country credit risk, or loan portfolio risk. IBRD is also subject to commercial credit risk, market (interest and exchange rate), operating and liquidity risk. In a reorganization of the risk management function, IBRD established a Senior Vice President and Chief Financial Officer
(CFO) position with several units reporting to it, and vested it with the overall responsibility for the financial and risk management of IBRD. IBRD also established a Risk Management Department charged with identifying, measuring and monitoring market risks, liquidity risks, and counterparty credit risks in IBRD's financial operations.

The risk management governance structure also includes the Asset-Liability Management Committee (ALCO) chaired by the CFO. ALCO makes decisions and recommendations to senior management in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Among the standing subcommittees reporting to ALCO, the Market Risk and Currency Management Subcommittee meets most frequently. This subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, and monitoring matches between assets and their funding.

For the day-to-day management of risk, IBRD's risk management structure extends into its business units. Risk management processes have been established to facilitate, control and monitor risk-taking. These processes are built on a foundation of initial identification and measurement of risks by each of the business units.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors periodically review trends in IBRD's risk profiles and performance as well as any significant developments in risk management policies and controls.

CREDIT RISK

Credit risk, the risk of loss from default by a borrower or counterparty, is inherent in IBRD's development activities. Under the direction of the ALCO, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on ALCO are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

COUNTRY CREDIT RISK

Country credit risk is the primary risk faced by IBRD. It has three components as described below. Probable expected losses from all three components are covered by the accumulated provision for loan losses, while unexpected losses are covered by IBRD's income generating capacity and risk-bearing capital. IBRD continuously reviews the creditworthiness of its borrowing member countries and adjusts its overall country programs and lending operations to reflect the results of these reviews.

(i) The first component is idiosyncratic risk. This is the risk that individual countries will accumulate extended debt-service arrears--or move closer to accumulating extended debt-service arrears--for country specific reasons.

(ii) The second component is covariance risk. This is the risk that one or more borrowers will accumulate extended payment arrears--or move closer to accumulating extended payment arrears--as a result of a common external shock. This shock could be, for example, a regional political crisis or an adverse change in the global environment (such as a fall in commodity prices or a rise in international interest rates).

(iii) The third component is portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding. Portfolio concentration increases the potential financial impact of idiosyncratic and covariance risk. Portfolio concentration risk is managed using the portfolio concentration limit described below.

In 1997 the Executive Directors approved an approach to portfolio concentration under which IBRD's largest loan portfolio exposure to a single borrowing country is restricted to the lower of an equitable access limit or a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus. The concentration risk limit is based on the adequacy of

12 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999

IBRD's risk-bearing capacity relative to its largest loan portfolio exposure to a single borrowing country. The concentration risk limit takes into account not only current exposure (loans outstanding, plus the present value of guarantees), but also projected exposure over the ensuing three- to five-year period. The limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2000 the concentration risk limit is $13,500 million, unchanged from FY 1999. The equitable access limit is $20,529 million. IBRD's largest loan portfolio exposure (including the present value of guarantees) to a single borrowing country was $11,553 million at June 30, 1999.

OVERDUE AND NON-PERFORMING LOANS

It is IBRD's policy that if a payment of principal, interest or other charges on an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD determines that the overdue amount will be collected in the immediate future. IBRD maintains an accumulated provision for loan losses to recognize the risk inherent in current and probable overdue payments. The methodology for determining the accumulated provision for loan losses is discussed in the following paragraphs. Additional information on IBRD's provisioning policy and status of nonaccrual loans can be found in the Notes to Financial Statements--Summary of Significant Accounting and Related Policies, and Note C.

In 1991 the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD; (b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD's accumulated provision for loan losses reflects the following:

- Management's assessment of the overall collectibility risk on accruing loans (which includes callable guarantees); and

- The present value losses on nonaccruing loans. Such losses are equal to the difference between the discounted present value of the debt-service payments on a loan at its contractual terms and the expected cash flows on that loan.

The adequacy of the accumulated provision for loan losses is determined by assessing the amount required to cover probable expected losses in the accrual portfolio and losses inherent in the nonaccrual portfolio as of the balance sheet date. The amount required to cover probable expected losses in the accrual portfolio is related to the mean of the distribution of losses facing the institution over the next three years, which has been developed to estimate the probable losses inherent in the accrual portfolio at the balance sheet date. This is calculated using a risk-adjusted capital allocation framework that takes into account the concentration and covariance risk in the portfolio. The amount required to cover losses inherent in the nonaccrual portfolio is based on the calculation of the discounted present value of cash flows.

Estimating probable expected losses is inherently uncertain and depends on many factors, including general macroeconomic and political conditions, unexpected correlations within the portfolio, and other external factors. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for loan losses accordingly.

COMMERCIAL CREDIT RISK

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereigns, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.


                                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 13

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and ALM activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD seeks to control the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk control limits and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates a replacement risk for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and there exists a legally-enforceable master netting agreement with the counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. Net mark-to- market is, in IBRD's view, the best measure of credit risk when there is a legally-enforceable master netting agreement between IBRD and the counterparty. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements--Note E.

TABLE 6 provides details of IBRD's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category.

TABLE 6:

IN MILLIONS OF U.S.
DOLLARS
------------------------------------------------------------------------------------------------------------
                               AT JUNE 30, 1999                     AT JUNE 30, 1998      AT JUNE 30, 1997
             ---------------------------------------------------   -------------------  --------------------
                  INVESTMENTS      SWAP
                                   EXPOSURE
             ----------------------
COUNTERPARTY SOVEREIGNS AGENCIES,                TOTAL     % OF       TOTAL      % OF      TOTAL      % OF
RATING                   BANKS &              EXPOSURE ON  TOTAL   EXPOSURE ON   TOTAL  EXPOSURE ON   TOTAL
                       CORPORATES             INVESTMENTS          INVESTMENTS          INVESTMENTS
                                               AND SWAPS            AND SWAPS            AND SWAPS
------------ --------- -------------  ------- -----------  -----   -----------   -----  ------------  -----
AAA            $4,459       $7,943      $111     $12,513      41       $9,740       37      $4,074       21
AA              1,815       13,543        91      15,449      51       14,725       56      12,889       68
A                            2,283        28       2,311       8        1,939        7      2,134        11
             --------- -------------  ------- -----------  -----   -----------   -----  ------------  -----
Total          $6,274      $23,769      $230     $30,273     100      $26,404      100     $19,097      100
             --------- -------------  ------- -----------  -----   -----------   -----  ------------  -----
             --------- -------------  ------- -----------  -----   -----------   -----  ------------  -----
------------------------------------------------------------------------------------------------------------


The FY 1999 increase in credit exposure parallels the increase in the size of the investment portfolio. The credit exposure from swaps declined from FY 1998 to FY 1999 by $387 million to $230 million. The increase in the relative weight of credit exposures to AAA rated entities was in part due to the increase of investments in AAA rated asset-backed securities.

The FY 1998 increase in credit exposure over that of FY 1997 reflects the growth in the size of the investment portfolio. The credit exposure from swaps declined from FY 1997 to FY 1998 by $38 million to $617 million.

INTEREST RATE RISK

There are two potential sources of interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for more than 82% of the existing outstanding loan portfolio (87% at the end of FY 1998). However, the majority of cost pass- through loans do entail some residual interest rate risk, given the one-semester lag inherent in the lending rate calculation. If new borrowings are at interest rates above the average of those already in the debt pool, the higher average debt costs would not be passed through to the lending rate charged to the borrowers

14 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999 and thus would not affect the interest income generated on cost pass-through loans until the following semester. The reverse is true when market interest rates decline.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed rate borrowings, so as to provide the borrowers with a reasonably stable interest basis. Given the sustained interest rate declines seen over the last several years, the cost of these historical fixed rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. In particular, the amount of "above market" debt allocated to the CPL debt pool exceeds the outstanding CPL's beyond FY 2012, i.e. the pool is over-funded beyond FY 2012. Over-funding reaches a maximum of approximately $4,396 million in FY 2015. In the absence of new disbursements and additions to the multicurrency pool, IBRD would be subject to some risk associated with potentially having to redeploy these above-market borrowings, as the loans in the CPL pool repay.

Interest rate risk on non-cost pass-through products, which currently account for 18% of the existing loan portfolio (13% at the end of FY 1998), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Because equity funds a portion of outstanding loans, IBRD's level of net income is sensitive to movements in the level of nominal interest rates. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables.

As part of its ALM process IBRD employs interest rate swaps to manage and align the rate sensitivity characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its reserves-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its reserves to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the reserves-to-loans ratio, thereby preserving IBRD's ability to better absorb potential losses from arrears regardless of the market environment.

FIGURE 1 presents the currency composition of significant balance sheet components at the end of FY 1999 and 1998.




                                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 15

FIGURE 1:

FY 1999

[GRAPHIC]



FY 1998

For comparability, FY 1998 amounts have been restated to reflect the introduction of the euro.

[GRAPHIC]


16 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999

OPERATING RISK

Operating risk is the potential for loss arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures and the execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operating risks, including the risk of fraud by staff or outsiders. IBRD attempts to mitigate operating risk by maintaining a system of internal controls that is designed to keep operating risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. In the past IBRD has suffered certain immaterial losses from operating risk and while it maintains an adequate system of internal controls, there can be no absolute assurance that IBRD will not suffer such losses in the future.

In FY 1996, IBRD adopted the COSO(a) control framework and a self-assessment methodology to evaluate the effectiveness of its internal controls, and it has an on-going program in place to assess all business units. In each of the last three fiscal years, IBRD obtained an attestation report from its external auditors that IBRD's assertion that as of June 30 of each of these fiscal years, its "system of internal control over its financial reporting met the criteria for effective internal control over financial reporting described in COSO" is fairly stated in all material respects.


ECONOMIC AND MONETARY UNION IN EUROPE

Since January 1, 1999, in the normal course of business as a multicurrency organization, IBRD has been conducting euro-denominated transactions in paying and receiving, investments, bond issuance, loan disbursements, loan billing and new lending commitments.

IBRD has adopted a gradual approach to redenominate national currency balance sheet items and IBRD-administered donor trust funds to euro during the transition period. However, recognizing the operational risks and complexities of operating simultaneously in national currencies and euro, and the resulting incremental transactions, accounts, and cash flows between these currencies, it has been concluded that redenomination could improve operating efficiency and operational control. Strategies of individual business areas have been developed and integrated into an overall transition plan to ensure sufficient flexibility for each unit to respond to its specific business needs.

There is no financial benefit foreseen, for either IBRD or its borrowers, for an early redenomination of loans with national currency components before their automatic conversion to euro on January 1, 2002. However, to reduce on-going costs and operational control risks of operating in mixed currencies, an early conversion of loans before December 2001 is being considered. Due to the contractual nature of loan agreements, borrowers would have to consent to an early redenomination. Furthermore, loan accounting systems will require significant modification for national currency redenomination to euro.

IBRD is currently adopting new information technology systems which will facilitate the redenomination of many national currency balances. One major new system, SAP, has replaced numerous systems in areas including operations, resource management, capital and trust funds. A new system for liability management, called Summit, has recently been installed which will process the redenomination of national currency bonds and derivatives, the timing of which will be determined by IBRD based on international capital market developments during the transition period.

Due to the ongoing information systems changes, the incremental cost of euro conversion is being minimized. Past euro preparation costs were limited through the redeployment of existing staff resources. IBRD's direct euro preparation costs to date are under $5 million and have been funded by the administrative budget.

YEAR 2000 ISSUES

GENERAL

The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Some of IBRD's legacy computer programs have date-sensitive software that might be unable to properly interpret dates beyond the year 1999. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. IBRD presently believes that timely modifications to existing software and/or hardware, as well as introducing new systems software, will mitigate its Year 2000 risks.

IBRD's Year 2000 Program has been in active operation for over two years. The overall responsibility for the Program rests with IBRD's Chief Information Officer (CIO). A parallel program of Year 2000 activities is directed towards raising the awareness of IBRD's member countries, providing limited grant funding for planning and remediation, and ensuring that IBRD-funded projects' Year 2000 risks are assessed and that appropriate actions are taken.

----------------------
a. "COSO" refers to the INTERNAL CONTROL-INTEGRATED FRAMEWORK formulated by the Committee of Sponsoring Organizations of the Treadway Commission which was convened by the U.S. Congress in response to the well-publicized irregularities that occurred in the financial sector during the late 1980's.


                                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 17

The CIO has oversight and reporting responsibilities for both the information technology (IT) and non-IT components (facilities, communications, equipment and infrastructure) of the Program. IBRD's Year 2000 Program Office is staffed with three full-time professionals. IT and non-IT staff working on Year 2000 activities reside in operating and support units of IBRD. These staff report on Year 2000 work to the CIO and the Year 2000 Program Office as well as their line managers. While work on the project is ongoing, there is a biweekly meeting with the CIO and the Year 2000 Program Office, and once a month, representatives of the responsible operating units meet to review progress and coordinate on issues. A monthly report on the status of the Program is provided to IBRD's President and Managing Directors. The Executive Directors are apprised of the Program's status on a quarterly basis through a report and meeting with the Audit Committee of the Executive Directors.

INTERNAL COMPUTER SYSTEMS

Early in the Program, IBRD adopted the following U.S. Government Accounting Office five-phase approach for the Year 2000 issue (i.e., awareness, assessment, renovation/remediation, validation (testing) and implementation):

(i) Awareness: As noted above, the Program is recognized as important not only to IBRD internally but also to clients and partners. IBRD's senior management has assigned overall accountability for the Program to the CIO. A strategy, approach and timetable have been defined and agreed upon and responsible organizational units and individuals have been identified. Key milestone dates have been established within the timetable, and these are being actively monitored. Information and documentation have been distributed within IBRD on the Year 2000 issue, how it affects IBRD and its clients, and the program to address it. A series of briefings by internal and outside experts has been conducted, and these briefings continue to be run periodically. Year 2000 Program Office staff and other key individuals in IBRD are actively coordinating with other multilateral development banks, the International Monetary Fund, the United Nations and other international organizations, U.S. government officials, and private sector groups on areas of mutual interest. There is also a continuing program of targeted information dissemination on key Year 2000 topics, including status reporting, test platform availability plus specific guidance on testing phases and using the agreed institutional testing methodology for both unit and integration testing.

(ii) Assessment: The assessment phase of the Program has been completed. The information resources (e.g. systems and infrastructure) have been inventoried and categorized (i.e. compliant or non-compliant) to be retained, decommissioned, or replaced. Where contingency plans are required for business continuity purposes, they have been developed. The resources for Year 2000 work are a part of the base budget allocation of each unit; additional funding has been made available by IBRD management according to need;

(iii)Renovation/Remediation: Work falling under this phase includes repair of systems that are deemed non-compliant and are to be retained, as well as a large Systems Renewal Project and implementation of Summit Software solutions for several current financial systems. A significant part of the Systems Renewal Project involves the replacement of 60 information systems by new, Year 2000 compliant SAP R/ 3 modules. The SAP project work was essentially completed and implemented in July 1999. The Summit implementation was completed in the third quarter of FY 1999. Project status and contingency plans for remaining systems are reviewed weekly and discussed monthly with the business units involved. The remaining eight applications under remediation are judged to be on schedule for completion by September 15, 1999. Of 108 applications to be decommissioned before January 2000, 73% had been retired by June 30, 1999, with the remainder to be retired by the end of December 1999.

(iv) Validation (Testing): This is the phase of the Program that is using the most resources. It involves not only the actual testing and re-testing at a unit and integration level, but also creating the test environments and scheduling testing. Applications to be retained, which total 133, are 87% Year 2000 tested as of June 30, 1999. Completion of testing is scheduled for September 30, 1999.

(v) Implementation: IBRD's Year 2000 Program calls for completion of preparation activities by the end of September 1999. Upon completion of the testing of compliant systems, they will be implemented into production status. SAP modules are certified to be Year 2000 compliant, and this will be verified by IBRD's own Year 2000 testing, which will be completed by the end of September 1999. As an additional safety measure, systems slated to be replaced by SAP have been modified to ensure that they will be able to operate through the first half of the IBRD's fiscal year 2000. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from these plans. Specific factors that might cause such material differences include, but are not limited to, the availability and costs of personnel trained in this area, the ability to locate and correct all relevant computer code and similar uncertainties.

The key Year 2000 milestone dates are set out in TABLE 7.

18 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999

THIRD PARTY PROVIDERS

IBRD has identified its key vendors and service providers to determine the extent of their Year 2000 compliance and has made appropriate inquiries and investigations into the state of their readiness, where such readiness could have a material impact on IBRD's operations. External financial entities (e.g. correspondent banks, fund managers, swap counterparties) with whom IBRD does business have been contacted to determine the status of their systems compliance. Of the 82% responding, 81% expected to be compliant by June 30, 1999. Follow up activities have included the statement that IBRD will be unable to continue business relations with any banking correspondent not expected to be Year 2000 compliant by June 30, 1999.

CASH SETTLEMENTS

The majority of IBRD's financial transactions are executed through the SWIFT global messaging system, which is already Year 2000 compliant. IBRD completed the SWIFT Year 2000 Customer Program in May and June 1999, and is using a Year 2000 compliant version of the SWIFT messaging system. Contingency plans to transmit transactions by alternate means are already in place and tested as part of the normal on-going disaster recovery planning.

MEMBER COUNTRIES

The initial focus of Year 2000 efforts in member countries was on raising awareness, promoting education and encouraging preventive action and timely contingency planning. Since the second quarter of FY 1999, operations staff have focussed on an internal assessment of IBRD's portfolio of loan projects for Year 2000 risks. Risks for member countries primarily relate to critical systems in banking, telecommunications, power and water, health and government services. Each project has been categorized as carrying high, medium, or low risk for potential disruptions due to Year 2000 problems. Approximately one-third of the projects are classified as high-risk. High Year 2000 risk, in this context, means that the project includes components or depends on services that could be vulnerable to the Year 2000 rollover. IBRD actively encourages mitigation action on the part of the Project Implementing Agencies to avoid disruptions, and offers financing of such work through new loans and reallocation of existing loan funds. Should such efforts fail, projects may experience setbacks and delays while problems are rectified. Serious disruptions to national infrastructure and public administration due to Year 2000 problems could, in the extreme, affect borrowers' ability to service IBRD loans. No projections have been attempted as to the magnitude of such risks, as there are too many variables, and as information on Year 2000 readiness, in many cases, is scarce and cursory at best.

ESTIMATED COSTS TO COMPLETE

The cost of completing IBRD's Year 2000 Program is estimated at approximately $12 million. To date approximately $8 million of this amount has been spent. Costs for the Information Systems Renewal project (SAP implementation), and the Summit implementation are estimated at approximately $68 million. To date $49 million of that amount has been spent. SAP and Summit address a considerable part of IBRD's Year 2000 remediation requirements, but since they would be implemented anyway, their costs are not considered direct Year 2000 remediation expenses.

CONTINGENCY PLANS

Contingency plans are required for all critical systems needing repair or replacement. For the Systems Renewal Project, the contingency plan is to repair the legacy applications it will replace. Some of this work has already been completed, some is scheduled to be performed in any case, and the remainder will be triggered if scheduled reviews of the Systems Renewal Project reveal unsatisfactory progress. The level of effort required has been assessed and the required resources have been earmarked.



TABLE 7:                   YEAR 2000 ACTION TIMELINE

   ----------------------------------------------------------------------------------------------------
           DATE           SYSTEMS TO BE RETAINED      SYSTEMS RENEWAL          OTHER NEW SYSTEMS
   ----------------------------------------------------------------------------------------------------
   June 30, 1999        Testing 97% Completed     Production Transition  Production Implementation
   September 30, 1999   Testing 100% Completed    In Production          In Production
                           and in Production
   ----------------------------------------------------------------------------------------------------




                                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 19

4.  LIQUIDITY MANAGEMENT

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

Under IBRD's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest six months of debt-service for a fiscal year plus one-half of net loan disbursements as projected for a fiscal year based on commitments at the beginning of that year. The FY 2000 prudential minimum liquidity level has been set at $18,000 million, representing a $500 million decrease over that for FY 1999. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

IBRD's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquid assets are held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles, funding, structures and performance benchmarks. The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements. The discretionary portfolio provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities.

At the end of FY 1999, the aggregate size of the IBRD liquid asset portfolio stood at $30,010 million, an increase of $5,224 million over FY 1998. This increase over the prior year is in part a result of a decision to deliberately pre-fund a portion of the FY 2000 borrowing program and create discretionary liquidity. In the aggregate, the IBRD liquid asset portfolio is largely composed of U.S. dollars, with the currency composition of the operational portfolio varying the most as a result of the multicurrency cash flows generated by disbursements, debt-service payments, new borrowings and reserves conversions. FIGURE 2 represents IBRD's liquid asset portfolio size and structure at the end of FY 1999 and FY 1998.


Figure 2:

[GRAPHIC]

* of which $1,381m (5%) was Held-to-maturity.


20 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999

The cumulative performance of the liquid asset portfolio in FY 1999 compared to FY 1998 is presented in TABLE 8.

TABLE 8:

-----------------------------------------------------
                                      ANNUALIZED
                                  FINANCIAL RETURN (%)
                                  --------------------
                                   FY 1999    FY 1998
--------------------------------  ---------  ---------

IBRD Overall Portfolio               6.00       5.62
   Stable Portfolio of which:
      Actively Managed               5.35       5.62
      Held-to-maturity Portfolio    82.96       8.44
   Operational Portfolio             4.48       4.72
   Discretionary Portfolio           5.23       5.68

------------------------------------------------------


During the first quarter of FY 1999 IBRD decided to liquidate the sterling UK government securities in the held-to- maturity portfolio. At the time of their liquidation these securities in the held-to-maturity portfolio had fair and carrying values of $1,389 million and $1,152 million, respectively. This resulted in a realized gain of $237 million upon liquidation. The underlying fixed rate debt which had previously funded this held-to-maturity portfolio was simultaneously swapped into floating rates.

For further information, refer to the Notes to Financial Statements-Note B.

5.  FUNDING RESOURCES

EQUITY

Total shareholders' equity at June 30, 1999 was $28,021 million compared with $26,514 million at June 30, 1998. The increase from FY 1998 primarily reflects the increase in retained earnings of $976 million, the decrease in cumulative translation adjustment of $323 million, and the increase in paid-in capital of $107 million. TABLE 9 presents the composition of usable equity at June 30, 1999 and 1998.

The increase in shareholders' equity over FY 1998 did not keep up with the pace of loan growth. As a result, the ratio of equity capital-to-loans fell to 20.65% at June 30, 1999, from 21.44% one year earlier. Similarly, the reserves-to-loans ratio declined from 14.06% to 13.69%. FIGURE 3 depicts these ratios over the last five years.

During FY 1999 IBRD increased the emphasis it placed on the equity capital-to-loans measure and de-emphasized the reserves-to-loans measure it had used in the past. The equity capital-to-loans ratio is one method among multiple approaches, such as cash flow analysis, by which IBRD measures its income generating capacity and its capital adequacy. IBRD continues to consider additional methodologies for evaluating its risk-bearing capacity.



TABLE 9:

   IN MILLIONS OF U.S. DOLLARS
   ------------------------------------------------------------------------------------------------------------
                                                                                FY 1999          FY 1998
                                                                              ---------------   ---------------

   USABLE CAPITAL
      Paid-in Capital                                                             $11,395          $11,288
      Net Receivable for Maintenance of Value                                       (869)            (944)
      Restricted Paid-in Capital                                                  (2,509)          (2,603)
                                                                              ---------------   ---------------
      TOTAL USABLE CAPITAL                                                          8,017            7,741
   RETAINED EARNINGS AND CUMULATIVE TRANSLATION ADJUSTMENTS
      Special Reserve                                                                 293              293
      General Reserve                                                              15,409           14,659
      Pension Reserve                                                                 294              112
      Surplus                                                                         195              426
      Unallocated Net Income                                                        1,518            1,243
      Cumulative Translation Adjustments (CTA)                                      (637)            (960)
                                                                              ---------------   ---------------
      TOTAL RETAINED EARNINGS AND CTA                                              17,072           15,773
                                                                              ---------------   ---------------
   TOTAL USABLE EQUITY                                                            $25,089          $23,514
                                                                              ---------------   ---------------
                                                                              ---------------   ---------------
   ------------------------------------------------------------------------------------------------------------




                                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 21

FIGURE 3:

[GRAPHIC]

CAPITAL

The authorized capital of IBRD at June 30, 1999 was $190,811 million, of which $188,220 million had been subscribed. Of the subscribed capital, $11,395 million had been paid in and $176,825 million was callable. Of the paid-in capital, $7,946 million was available for lending and $3,449 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are:

(i) $2,521 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted by the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii) $8,874 million of IBRD's capital was paid in the currencies of the subscribing members. Under the Articles this amount is subject to maintenance-of-value obligations and may be loaned only with the consent of the member whose currency is involved. In accordance with such consents, $5,279 million of this amount had been used in IBRD's lending operations at June 30, 1999.

(iii) $150,576 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(iv) $26,249 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 1999, $102,563 million (58%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee of the Organization for Economic Cooperation and Development. This amount was equal to 86% of IBRD's outstanding borrowings after swaps at June 30, 1999. TABLE 10 sets out the capital subscriptions of those countries and the callable amounts.


22 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999

TABLE 10:

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------
MEMBER COUNTRY(a)   TOTAL CAPITAL     UNCALLED
                     SUBSCRIPTION    PORTION OF
                                    SUBSCRIPTION
------------------- --------------------------------

United States           $31,965         $29,966
Japan                    15,321          14,377
Germany                   8,734           8,191
France                    8,372           7,851
United Kingdom            8,372           7,832
Italy                     5,404           5,069
Canada                    5,404           5,069
Netherlands               4,283           4,018
Belgium                   3,496           3,281
Switzerland               3,210           3,012
Australia                 2,951           2,770
Spain                     2,857           2,682
Sweden                    1,806           1,696
Austria                   1,335           1,254
Denmark                   1,237           1,162
Norway                    1,204           1,132
Finland                   1,033             971
New Zealand                 873             821
Portugal                    659             620
Ireland                     636             599
Luxembourg                  199             190
                    -------------  -----------------
   TOTAL               $109,351        $102,563
                    -------------  -----------------
                    -------------  -----------------
----------------------------------------------------


a. SEE DETAILS REGARDING THE CAPITAL SUBSCRIPTIONS OF ALL MEMBERS OF IBRD AT JUNE 30, 1999 IN FINANCIAL STATEMENTS- STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements-Summary of Significant Accounting and Related Policies and Note A.

BORROWINGS

SOURCE OF FUNDING AND AMOUNTS BORROWED

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally on terms acceptable to IBRD. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

FUNDING OPERATIONS

In FY 1999 medium- and long-term debt raised directly in financial markets by IBRD amounted to $22,443 million compared to $28,007 million in FY 1998. TABLE 11 summarizes IBRD's funding operations for FY 1999 and FY 1998. Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. All proceeds from new funding are initially invested in the liquid asset portfolio and subsequently allocated to the different debt pools funding loans as necessary in accordance with operating guidelines.

IBRD strategically repurchases or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or meet other operational needs. During FY 1999 IBRD repurchased or prepaid a total of $1,045 million of its outstanding borrowings.

TABLE 11:

-----------------------------------------------------
                               FY 1999    FY 1998
                             ------------------------
Total Medium- and Long-term      $22,443     $28,007
Borrowings(a)  (USD million)
Average Maturity  (years)            6.7         5.8
Number of Transactions               186         195
Number of Currencies                  12          21
-----------------------------------------------------
a.   INCLUDES ONE-YEAR NOTES. ALL NET PROCEEDS ON A TRADE DATE BASIS.

USE OF DERIVATIVES

IBRD engages in a combination of interest rate and currency swaps to convert direct borrowings into the desired interest rate structure and currency composition. Interest rate and currency swaps are also used for ALM purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans.

In FY 1999 the majority of new funding continued to be initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed rate funding being carried out subsequently in accordance with funding requirements.


                                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 23

CURRENCY AND INTEREST RATE COMPOSITION OF BORROWINGS AFTER-SWAPS

Of the borrowings outstanding after swaps at June 30, 1999, 54% was at variable rates (44% at June 30, 1998). The currency composition continues to be concentrated in U.S. dollars, with its share at the end of June 30, 1999 rising to 79% of the borrowing portfolio (66% at June 30, 1998). This reflects IBRD borrowers' preference for U.S. dollar-denominated loans and the corresponding currency composition of the liquid asset portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements-Note D.

6.  RESULTS OF OPERATIONS

IBRD's net income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 12 shows a breakdown of income, net of funding costs.

FY 1999 VERSUS FY 1998

FY 1999 net income was $1,518 million, $275 million higher than FY 1998. This increase is primarily attributable to:

- The $237 million gain realized upon liquidation of the held-to-maturity portfolio during the first quarter of the fiscal year.

- The $214 million increase in loan interest income, net of funding costs, resulting from the changes in loan pricing. During the year IBRD reduced its interest waiver on existing loans, introduced a front-end fee on new loans and earned higher loan spreads on the SSALs disbursed during the year.

- Offset in part by an increase of $243 million in Net Noninterest Expense due primarily to a decrease in Pension and Postretirement Income.

FY 1998 VERSUS FY 1997

Net Income for FY 1998 was $42 million lower than FY 1997. This slight decline was primarily the result of:

- An increase of $188 million for loan loss provisions, reflecting the significant growth in net loan disbursements and changes in the credit quality of the portfolio.

- A decrease of $190 million in loan interest income, net of funding costs. This decrease is mainly attributable to the lower income margin on debt funded loans resulting from conversions of the multicurrency pool loans to single currency pool terms. The SCP conversions reduced the loan spread through the interaction of the change in currency composition, resulting in a higher nominal rate, with a lag in the pass-through lending rate. Effectively this raised debt costs before raising the lending rate on the affected loans, resulting in reduced loan income margins.

- These decreases in income were offset by a decrease of $293 million in Net Noninterest Expense, resulting from gains attributed to IBRD's pension and other postretirement benefit accounts.

NET INTEREST INCOME

IBRD's primary interest earning assets are its loans and liquid asset investments. TABLE 13 provides a breakdown of the gross interest income on earning assets (including other loan income). TABLE 14 provides a breakdown of gross borrowing costs.


TABLE 12:

   IN MILLIONS OF U.S. DOLLARS
   ------------------------------------------------------------------------------------------------------
   ------------------------------------------------------------------------------------------------------
                                                             FY 1999          FY 1998       FY 1997
                                                         ----------------  -------------- -------------
   Loan interest income, net of funding costs
         Debt funded                                               $ 387           $ 374         $ 574
         Equity funded                                             1,746           1,545         1,535
                                                         ----------------  -------------- -------------
      Total loan interest income, net of funding costs             2,133           1,919         2,109
   Other loan charges                                                 59              22          (33)
   Loan loss provision                                             (246)           (251)          (63)
   Investment income, net of funding costs                           291              29            41
   Net noninterest expense                                         (719)           (476)         (769)
                                                         ----------------  -------------- -------------
   NET INCOME                                                     $1,518          $1,243        $1,285
                                                         ----------------  -------------- -------------
                                                         ----------------  -------------- -------------
   ------------------------------------------------------------------------------------------------------


24 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999

TABLE 13:


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                    FY 1999                     FY 1998                     FY 1997
                          ------------------------------------------------------------------------------------
                                      INTEREST INCOME              INTEREST INCOME             INTEREST INCOME
                                     ------------------            -----------------          ------------------
                          AVERAGE     AMOUNT   RETURN   AVERAGE    AMOUNT  RETURN  AVERAGE    AMOUNT   RETURN
                            VOLUME                %     VOLUME               %      VOLUME               %
--------------------------------------------------------------------------------------------------------------
LOANS BY PRODUCT
  Multicurrency Pool         $39,607    $2,361    5.96  $ 70,047   $4,335    6.19   $ 95,631   $6,222    6.51
  Single Currency Pools       43,687     3,199    7.32    18,136    1,250    6.89         --       --      --
      LIBOR-based Single      14,970       777    5.19     8,061      448    5.56      2,625      146    5.56
         Currency Loans
  Fixed Rate Single            7,468       468    6.27     3,330      218    6.55      1,999      132    6.60
    Currency Loans
      Nonstandard              6,833       477    6.98     2,165      158    7.30         --       --      --
         LIBOR-based SCLs
  Other Fixed Rate             3,618       308    8.51     5,323      450    8.45      9,005      768    8.53
  Other Loan Income                         59                         22                        (33)
                          ------------------------------------------------------------------------------------
TOTAL LOANS                  116,183     7,649    6.58   107,062    6,881    6.43    109,260    7,235    6.62
CASH AND INVESTMENTS          27,955     1,680    6.01    21,895    1,233    5.63     16,627      834    5.02
                          ------------------------------------------------------------------------------------
   TOTAL EARNING ASSETS     $144,138    $9,329    6.47  $128,957   $8,114    6.29   $125,887   $8,069    6.41
                          ------------------------------------------------------------------------------------
                          ------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

TABLE 14:


IN MILLIONS OF U.S.
DOLLARS
-------------------------------------------------------------------------------------------------------------
                                    FY 1999                     FY 1998                    FY 1997
                         ------------------------------------------------------------------------------------
                                      BORROWING COST              BORROWING COST             BORROWING COST
                                     -----------------           -----------------           ----------------
                          AVERAGE     AMOUNT   COST   AVERAGE     AMOUNT   COST   AVERAGE     AMOUNT   COST
                            VOLUME               %      VOLUME               %      VOLUME              %
-------------------------------------------------------------------------------------------------------------
BORROWING PORTFOLIO BY DEBT POOLS
   Multicurrency Pool        $29,640   $1,514    5.11    $54,266   $3,092    5.70    $71,239   $4,245   5.96
   Single Currency Pools      33,832    2,507    7.41     14,252    1,012    7.10         --       --     --
   LIBOR-based Single         11,961      581    4.86      6,341      348    5.49      2,230      118   5.29
      Currency Loans
   Fixed Rate Single           6,143      367    5.97      2,767      169    6.11      1,699      106   6.24
      Currency Loans
   Nonstandard LIBOR-          5,578      284    5.09      2,164      117    5.41         --       --     --
      based SCLs
   Other Fixed Rate               --       --      --         --       --      --      7,061      427   6.05
   Other Debt Funding         28,541    1,593    5.58     22,382    1,406    6.28     15,966    1,056   6.61
                          -----------------------------------------------------------------------------------
TOTAL BORROWINGS            $115,695   $6,846    5.92   $102,172   $6,144    6.01    $98,195   $5,952   6.06
                          -----------------------------------------------------------------------------------
                          -----------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


                                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 25

FY 1999 VERSUS FY 1998

The main factor contributing to the increase in loan interest income of $768 million was the higher average balance of loans outstanding in terms of U.S. dollars. A higher volume of loans outstanding, representing $607 million of the increased income, was the result of increased net disbursements and the effect of translation into U.S. dollar terms for reporting purposes. Additionally, increases in loan pricing contributed $161 million.

Two significant factors contributed to the increase of $447 million in investment income. In FY 1999 a gain of $237 million was realized upon liquidation of the securities in the held-to-maturity portfolio. Additionally, income increased by $210 million reflecting increases in the average investment balance, offset by the effect of slightly lower market interest rates.

The cost of borrowings increased $702 million. While a falling interest rate environment reduced the cost of borrowings from 6.01% to 5.92%, total costs increased because of the higher average borrowings balance.

FY 1998 VERSUS FY 1997

The decrease in loan income of $354 million was primarily due to a falling interest rate environment in the major financial markets and the continuing maturity of high- interest, fixed rate loans. Of the decrease in loan interest income, $208 million was due to a decrease in the average interest rate of the loan portfolio and $146 million was associated with the decrease in the balance of average loans outstanding in terms of U.S. dollars.

During FY 1998 investment income increased by $399 million. Of this increase, $101 million resulted from higher returns (up from 5.0% to 5.6%) mainly due to a shift from Japanese yen and Deutsche mark investments into higher-yield U.S. dollar investments. Higher average outstanding investment balances, reflecting the modified liquidity policy, accounted for the remaining increase of $298 million.

The cost of borrowings increased by $192 million. The replacement of longer maturity fixed rate debt with variable rate debt, coupled with a falling interest rate environment, lowered the average cost of borrowings from 6.06% to 6.01%. This decrease was offset by a higher average borrowings balance.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in TABLE 15.

FY 1999 VERSUS FY 1998

Overall gross administrative expenses increased only slightly. From FY 1998 to FY 1999 net noninterest expense increased by $243 million, generally returning to FY 1997 levels. Staff costs increased 15%; however, the majority of the increase in expense is attributable to the FY 1998 non-recurring reduction in expense realized as a result of the change in accounting for other postretirement benefits. See Notes to the Financial Statements-Note I for a detailed discussion of those changes.

FY 1998 VERSUS FY 1997

Net noninterest expenses declined by $293 million. This decrease is primarily attributable to the recognition of additional income from pension and other postretirement benefit plans. See the Notes to Financial Statements-Note I.

TABLE 15:


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                             FY 1999          FY 1998           FY 1997
                                                       ---------------  ---------------   --------------
Gross Administrative Expenses
   Staff Costs                                                   $538             $466             $472
   Consultant Fees                                                 97               91               71
   Operational Travel                                              94               94               81
   Other Expenses                                                 325              293              277
                                                       ---------------  ---------------   --------------
Total Gross Administrative Expenses                             1,054              944              901
Less:
   Reimbursements                                                  76               69               67
   Contribution to Special Programs                               129              112              120
                                                       ---------------  ---------------   --------------
Total Net Administrative Expenses                                 849              763              714
   Contribution to Special Programs                               129              112              120
   Pension & Postretirement Benefit Income                       (249)            (399)             (63)
   Net Other Income                                               (10)              --               (2)
                                                       ---------------  ---------------   --------------
      Total Net Noninterest Expense                           $   719          $   476          $   769
                                                       ---------------  ---------------   --------------
                                                       ---------------  ---------------   --------------
--------------------------------------------------------------------------------------------------------





26 IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 1999

GLOSSARY OF TERMS

ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

CURRENCY SWAPS: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

EQUITY CAPITAL-TO-LOANS: This ratio is the sum of the special and general reserves, cumulative translation adjustment and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of loan loss provisions.

FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

FUTURES AND FORWARDS: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

NET DISBURSEMENTS:  Loan disbursements net of repayments and prepayments.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

RETURN ON EQUITY: This return in computed as net income divided by the average equity balance during the year.

RISK BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

STATUTORY LENDING LIMIT: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.


                                    IBRD MANAGEMENT'S DISCUSSION AND ANALYSIS 27

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

BALANCE SHEET
JUNE 30, 1999 AND JUNE 30, 1998

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                           1999             1998
                                                                                ---------------- ---------------
ASSETS
DUE FROM BANKS
   Unrestricted currencies                                                              $    33        $     55
   Currencies subject to restrictions--Note A                                               664             712
                                                                                ---------------- ---------------
                                                                                ---------------- ---------------
                                                                                            697             767
                                                                                ---------------- ---------------
INVESTMENTS
   Trading--Notes B and E                                                                30,345          23,441
   Held-to-Maturity--Notes B and E                                                           --           2,673
                                                                                ---------------- ---------------
                                                                                         30,345          26,114
                                                                                ---------------- ---------------
ASSETS DESIGNATED FOR OTHER POSTRETIREMENT BENEFITS PLANS--NOTES B AND I                     --           1,456

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--TRADING--NOTE B                                 6             467
NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT OF SUB                   1,846           1,890
SCRIBED CAPITAL
AMOUNTS RECEIVABLE FROM CURRENCY SWAPS
   Investments--Trading--Notes B and E                                                   11,420          10,579
   Borrowings--Notes D and E                                                             67,592          55,767
                                                                                ---------------- ---------------
                                                                                         79,012          66,346
                                                                                ---------------- ---------------
AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT OF                     527             392
SUBSCRIBED CAPITAL
OTHER RECEIVABLES
   Amounts receivable from investment securities traded                                      88             262
   Accrued interest on investments--Held-to-maturity                                         --              33
   Accrued income on loans                                                                2,100           1,963
                                                                                ---------------- ---------------
                                                                                          2,188           2,258
                                                                                ---------------- ---------------
LOANS OUTSTANDING (SEE SUMMARY STATEMENT OF LOANS, NOTES C AND E)
   Total loans                                                                          168,600         157,641
   Less undisbursed balance                                                              51,372          51,065
                                                                                ---------------- ---------------
      Loans outstanding                                                                 117,228         106,576
   Less accumulated provision for loan losses                                             3,560           3,240
                                                                                ---------------- ---------------
      Loans outstanding net of accumulated provision                                    113,668         103,336
                                                                                ---------------- ---------------
OTHER ASSETS
   Unamortized issuance costs of borrowings                                                 712             652
   Miscellaneous--Note I                                                                  1,807           1,364
                                                                                ---------------- ---------------
                                                                                          2,519           2,016
                                                                                ---------------- ---------------
TOTAL ASSETS                                                                           $230,808        $205,042
                                                                                ---------------- ---------------
                                                                                ---------------- ---------------

30 IBRD FINANCIAL STATEMENTS 1999

BALANCE SHEET
JUNE 30, 1999 AND JUNE 30, 1998

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                                    1999           1998
                                                                                -----------      ----------
LIABILITIES
BORROWINGS--NOTES D AND E
   Short-term                                                                   $    5,328      $    6,729
   Medium- and long-term                                                           110,411          96,748
                                                                                -----------      ----------
                                                                                   115,739         103,477
                                                                                -----------      ----------

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL
RECEIVED--NOTE B
   Trading                                                                             102             862
   Held-to-maturity                                                                     --           1,374
                                                                                -----------      ----------
                                                                                       102           2,236
                                                                                -----------      ----------
AMOUNTS PAYABLE FOR CURRENCY SWAPS
   Investments--Trading--Notes B and E                                              11,501          10,182
   Borrowings--Notes D and E                                                        70,484          57,867
                                                                                -----------      ----------
                                                                                    81,985          68,049
                                                                                -----------      ----------
AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT OF                   111               2
SUBSCRIBED CAPITAL
LIABILITIES UNDER OTHER POSTRETIREMENT BENEFITS PLANS--NOTE I                          103             717
OTHER LIABILITIES
   Amounts payable for investment securities purchased                                 167             255
   Accrued charges on borrowings                                                     3,012           2,519
   Payable for Board of Governors-approved transfers--Note F                           607             122
   Accounts payable and miscellaneous liabilities                                      961           1,151
                                                                                -----------      ----------
                                                                                     4,747           4,047
                                                                                -----------      ----------
TOTAL LIABILITIES                                                                  202,787         178,528
                                                                                -----------      ----------

EQUITY
CAPITAL STOCK (SEE STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING
POWER, NOTE A)
   Authorized capital (1,581,724 shares--June 30, 1999 and June 30, 1998)
      Subscribed capital (1,560,243 shares--June 30, 1999; 1,545,457               188,220         186,436
        shares--June 30, 1998)
      Less uncalled portion of subscriptions                                       176,825         175,148
                                                                                -----------      ----------
                                                                                    11,395          11,288
AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--NOTE A                                (453)           (554)
PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--NOTE A                                     7               7
RETAINED EARNINGS (SEE STATEMENT OF CHANGES IN RETAINED EARNINGS, NOTE F)           17,709          16,733
ACCUMULATED OTHER COMPREHENSIVE INCOME--NOTE K                                        (637)           (960)
                                                                                -----------      ----------
                                                                                -----------      ----------
TOTAL EQUITY                                                                        28,021          26,514
                                                                                -----------      ----------
TOTAL LIABILITIES AND EQUITY                                                    $  230,808       $ 205,042
                                                                                -----------      ---------
                                                                                -----------      ---------


   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                    IBRD FINANCIAL STATEMENTS 31

                                                                                   1999           1998               1997

                                                                               ------------    -----------       ------------
INCOME
   Income from loans--Note C
      Interest                                                                 $   7,535       $ 6,775             $ 7,122
      Commitment charges                                                             114           106                 113
   Income from investments--Note B
      Trading
        Interest                                                                   1,419         1,107                 718
        Net  (losses) gains
           Realized                                                                  (17)          (10)                 47
           Unrealized                                                                 15             1                 (43)
      Held-to-maturity
        Interest                                                                      47           176                 103
        Realized gains                                                               237            --                  --
   Income from securities purchased under resale agreements--Note B                   15            59                  53
   Income from assets designated for other postretirement                              4           107                  --
      benefits plans--Notes B and I
   Income from Staff Retirement Plan--Note I                                         255           182                  63
   Other income                                                                       18            10                  12
                                                                              -------------    -----------      ------------
      Total income                                                                 9,642         8,513               8,188
                                                                              -------------    -----------      ------------
EXPENSES
   Borrowing expenses--Note D
      Interest                                                                     6,703         6,000               5,827
      Prepayment losses (gains)                                                        1            (7)                 16
      Amortization of issuance and other borrowing costs                             142           151                 109
   Interest on securities sold under repurchase agreements and payable for            36           100                  44
      cash collateral received--Note B
   Administrative expenses--Notes G and H                                            849           763                 714
   Other postretirement benefits expense--Note I                                      10            50                  --
   Provision for loan losses--Note C                                                 246           251                  63
   Other expenses                                                                      8            10                  10
                                                                              -------------    -----------      -------------
      Total expenses                                                               7,995         7,318               6,783
                                                                              -------------    -----------      -------------
OPERATING INCOME                                                                   1,647         1,195               1,405
   Effect of accounting change--Note I                                                --           160                  --
   Contributions to special programs--Note G                                        (129)         (112)               (120)
                                                                              -------------    -----------      -------------
NET INCOME                                                                        $1,518       $ 1,243             $ 1,285
                                                                              -------------    -----------      -------------
                                                                              -------------    -----------      -------------

    THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


32 IBRD FINANCIAL STATEMENTS 1999

STATEMENT OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED JUNE 30, 1999, JUNE 30, 1998 AND JUNE 30, 1997

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                      1999            1998             1997
                                                                 ------------   -------------     -----------
   Net income                                                    $     1,518    $      1,243      $   1,285
   Other comprehensive income--Note K
      Currency translation adjustments                                   323          (1,045)          (971)
                                                                 ------------   -------------     -----------
        Total other comprehensive income (loss)                          323          (1,045)          (971)
                                                                 ------------   -------------     -----------
   Comprehensive income                                          $     1,841    $        198      $     314
                                                                 ------------   -------------     -----------
                                                                 ------------   -------------     -----------








STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE FISCAL YEARS ENDED JUNE 30, 1999,  JUNE 30, 1998 AND JUNE 30, 1997

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                       1999           1998           1997
                                                                   ------------   ------------   ------------
Retained earnings at beginning of the fiscal year                  $   16,733    $    16,194    $    16,099
   Board of Governors-approved transfers to--Note F
      International Development Association                              (352)          (304)          (600)
      Trust Fund for Gaza and West Bank                                   (90)            --            (90)
      Heavily Indebted Poor Countries Debt Initiative Trust Fund         (100)          (250)          (500)
      Multilateral Investment Guarantee Agency                             --           (150)            --
   Net income for the fiscal year                                       1,518          1,243          1,285
                                                                   ------------   ------------   ------------
Retained earnings at end of the fiscal year                        $   17,709     $   16,733     $   16,194
                                                                   ------------   ------------   ------------
                                                                   ------------   ------------   ------------


    THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                              IBRD FINANCIAL STATEMENTS 1999 33

STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JUNE 30, 1999, JUNE 30, 1998 AND JUNE 30, 1997

EXPRESSED IN MILLIONS OF U.S. DOLLARS



                                                                                 1999          1998           1997
                                                                              ----------   ------------   -----------
Cash flows from lending and investing activities
   Loans
      Disbursements                                                            $(18,215)     $(19,283)     $(14,009)
      Principal repayments                                                        9,988        10,146        10,710
      Principal prepayments                                                          94         1,372         1,311
   Investments: Held-to-maturity
      Purchases of securities and repayments of securities sold under           (13,266)      (33,202)       (8,911)
        repurchase agreements
      Maturities of securities and proceeds from securities sold under           13,426        33,184         8,895
        repurchase agreements
      Proceeds from sale of held-to-maturity portfolio net of securities          1,389            --            --
        sold under repurchase agreements
                                                                              ----------   -------------   ----------

        Net cash used in lending and investing activities                        (6,584)       (7,783)       (2,004)
                                                                            ------------   -------------   ----------
Cash flows from Board of Governors-approved transfers to
   International Development Association                                             --          (298)         (599)
   Debt Reduction Facility for IDA-Only Countries                                    --           (18)           (1)
   Trust Fund for Gaza and West Bank                                                (62)          (60)          (91)
   Heavily Indebted Poor Countries Debt Initiative Trust Fund                        --          (250)         (500)
   Multilateral Investment Guarantee Agency                                          --          (150)           --
                                                                            -------------  -------------   ------------

        Net cash used in Board of Governors-approved transfers                      (62)         (776)       (1,191)
                                                                            -------------  -------------   ------------
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues                                                                 21,846        27,748        14,928
      Retirements                                                               (10,034)      (13,569)      (14,137)
   Net short-term borrowings                                                     (1,512)       (1,009)        3,277
   Net currency swaps--Borrowings                                                  (340)         (300)         (266)
   Net capital stock transactions                                                   175           217            71
                                                                            -------------  -------------   ------------

        Net cash provided by financing activities                                10,135        13,087         3,873
                                                                            -------------  -------------   ------------
Cash flows from operating activities
   Net income                                                                     1,518         1,243         1,285
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation and amortization                                                 819           855           541
      Provision for loan losses                                                     246           251            63
      Gain on sale of held-to-maturity portfolio                                   (237)           --            --
      Changes in other assets and liabilities
        (Increase) decrease in accrued income on loans and held-to-maturity         (46)         (157)           68
           investments
        (Increase) decrease in miscellaneous assets                                (385)            8          (153)
        Increase in net assets associated with other postretirement                  --          (739)           --
           benefits
        Increase (decrease) in accrued charges on borrowings                        470           448           (49)
        (Decrease) increase  in accounts payable and miscellaneous                 (131)          335            35
           liabilities
                                                                            -------------   ------------    -----------

           Net cash provided by operating activities                              2,254         2,244         1,790
                                                                            -------------   ------------    -----------


34  IBRD FINANCIAL STATEMENTS 1999

                                                                                1999          1998           1997
                                                                              ----------   ------------   -----------

Effect on liquid investments due to decrease in net assets associated with        $  650       $   --       $    --
    other postretirement benefits
Effect of exchange rate changes on unrestricted cash and liquid investments          224          (207)         (320)
                                                                            -------------   ------------    -----------
Net increase in unrestricted cash and liquid investments                           6,617         6,565         2,148
Unrestricted cash and liquid investments at beginning of the fiscal year          23,505        16,940        14,792
                                                                            -------------   ------------    -----------
Unrestricted cash and liquid investments at end of the fiscal year               $30,122       $23,505      $ 16,940
                                                                            -------------   ------------    -----------
                                                                            -------------   ------------    -----------
Composition of unrestricted cash and liquid investments:
   Investments held in trading portfolio                                         $30,345       $23,441      $ 17,323
   Unrestricted currencies                                                            33            55            26
   Net (payable) receivable for investment securities                               (79)             7          (106)
      traded/purchased--Trading
   Net (payable) receivable  from currency swaps--Investments                       (81)           397          (123)
   Net payable for securities purchased/sold under resale/repurchase                (96)          (395)         (180)
      agreements and payable for cash collateral received
                                                                            -------------   ------------    -----------
                                                                                 $30,122       $23,505      $ 16,940
                                                                            -------------   ------------    -----------
                                                                            -------------   ------------    -----------
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding                                                           $2,519       $(6,994)     $ (6,429)
      Investments--Held-to-maturity                                                   13             2            94
      Borrowings                                                                   1,010        (7,239)       (4,701)
      Currency swaps--Borrowings                                                   1,244         1,632          (495)



                                              IBRD FINANCIAL STATEMENTS 1999 35


SUMMARY STATEMENT OF LOANS
JUNE 30, 1999

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                              TOTAL LOANS   LOANS APPROVED    UNDISBURSED         LOANS      PERCENTAGE OF
                                                              BUT NOT YET      BALANCE OF      OUTSTANDING    TOTAL LOANS
BORROWER OR GUARANTOR                                         EFFECTIVE(1)  EFFECTIVE LOANS(2)                 OUTSTANDING
---------------------------------------------------------------------------------------------------------------------------

Algeria                                           $ 2,144   $          --         $ 537          $ 1,607             1.37%
Argentina                                          12,045             701         4,025            7,319              6.24
Armenia                                                 9              --            --                9              0.01
Bahamas, The                                            5              --            --                5                 *
Bangladesh                                             32              --            --               32              0.03
Barbados                                               23              --             6               17              0.01
Belarus                                               145              --            22              123              0.10
Belize                                                 49              --             7               42              0.04
Bolivia                                                18              --            --               18              0.02
Bosnia and Herzegovina                                566              --            --              566              0.48
Botswana                                               29              --            --               29              0.02
Brazil                                             10,387           1,022         2,511            6,854              5.85
Bulgaria                                              937              74           209              654              0.56
Cameroon                                              307              --             1              306              0.26
Chile                                               1,152             161            83              908              0.77
China                                              19,014           2,024         7,199            9,791              8.35
Colombia                                            2,314              --           619            1,695              1.45
Congo, Democratic Republic of                          82              --            --               82              0.07
Congo, Republic of                                     68              --            --               68              0.06
Costa Rica                                            184              --            26              158              0.13
Cote d'Ivoire                                         781              --            --              781              0.67
Croatia                                               680               7           353              320              0.27
Cyprus                                                 57              --             9               48              0.04
Czech Republic                                        346              --             8              338              0.29
Dominica                                                7              --             6                1                 *
Dominican Republic                                    463              --           239              224              0.19
Ecuador                                             1,089              --           235              854              0.73
Egypt, Arab Republic of                             1,187             345            81              761              0.65
El Salvador                                           564              88           186              290              0.25
Estonia                                                99              --            19               80              0.07
Fiji                                                   30              --             2               28              0.02
Gabon                                                  94               5            18               71              0.06
Ghana                                                  19              --            --               19              0.02
Grenada                                                 4              --             4               --                --
Guatemala                                             513              54           242              217              0.19
Guyana                                                 13              --            --               13              0.01
Honduras                                              207              --            --              207              0.18
Hungary                                             1,033              --           362              671              0.57
India                                              11,324             190         3,314            7,820              6.67
Indonesia                                          15,657             684         3,420           11,553              9.86
Iran, Islamic Republic of                             673              --           251              422              0.36
Iraq                                                   41              --            --               41              0.03
Jamaica                                               484              --           117              367              0.31
Jordan                                              1,055              35           192              828              0.71
Kazakhstan                                          1,597             176           562              859              0.73
Kenya                                                 118              --            --              118              0.10
Korea, Republic of                                  8,504              --           196            8,308              7.09
Latvia                                                280              29            67              184              0.16
Lebanon                                               579              --           367              212              0.18
Lesotho                                               104              45             4               55              0.05


36 IBRD FINANCIAL STATEMENTS 1999



                                              TOTAL LOANS   LOANS APPROVED     UNDISBURSED         LOANS       PERCENTAGE OF
                                                              BUT NOT YET       BALANCE OF      OUTSTANDING     TOTAL LOANS
BORROWER OR GUARANTOR                                         EFFECTIVE(1)   EFFECTIVE LOANS(2)                 OUTSTANDING
---------------------------------------------------------------------------------------------------------------------------

Liberia                                            $  133    $         --    $       --        $     133              0.11%
Lithuania                                             277              20            79              178              0.15
Macedonia, former Yugoslav Republic of                187              28            56              103              0.09
Madagascar                                              1              --            --                1                 *
Malawi                                                 20              --            --               20              0.02
Malaysia                                            1,388              --           466              922              0.79
Mauritania                                              3              --            --                3                 *
Mauritius                                             127              --            25              102              0.09
Mexico                                             14,497             800         2,581           11,116              9.48
Moldova                                               246              --            55              191              0.16
Morocco                                             3,890              85           500            3,305              2.82
Nicaragua                                              12              --            --               12              0.01
Nigeria                                             2,114              --            93            2,021              1.72
Oman                                                    7              --            --                7              0.01
Pakistan                                            3,667              --           404            3,263              2.78
Panama                                                471              85           103              283              0.24
Papua New Guinea                                      288              --            43              245              0.21
Paraguay                                              356              --           197              159              0.14
Peru                                                2,983              --           614            2,369              2.02
Philippines                                         5,398             307         1,137            3,954              3.37
Poland                                              3,122             291           807            2,024              1.73
Romania                                             2,677             325           926            1,426              1.22
Russian Federation                                 10,991             430         4,268            6,293              5.37
St. Kitts and Nevis                                    13              --            12                1                 *
St. Lucia                                              13               3             5                5                 *
St. Vincent and the Grenadines                          2              --             2                *                 *
Senegal                                                 6              --            --                6              0.01
Seychelles                                              4              --             1                3                 *
Sierra Leone                                            1              --            --                1                 *
Slovak Republic                                       226              --             6              220              0.19
Slovenia                                              136              14             3              119              0.10
South Africa                                           24              --            24               --                --
Sri Lanka                                              22              --            --               22              0.02
Sudan                                                   6              --            --                6              0.01
Swaziland                                              31              --            22                9              0.01
Syrian Arab Republic                                   50              --            --               50              0.04
Tanzania                                               18              --            --               18              0.02
Thailand                                            3,657              --         1,006            2,651              2.26
Trinidad and Tobago                                   152              15            55               82              0.07
Tunisia                                             2,110              35           703            1,372              1.17
Turkey                                              4,617             155         1,518            2,944              2.51
Turkmenistan                                           74              --            65                9              0.01
Ukraine                                             2,687              17           867            1,803              1.54
Uruguay                                               751              --           277              474              0.40





                                              IBRD FINANCIAL STATEMENTS 1999 37

JUNE 30, 1999

EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                              TOTAL LOANS   LOANS APPROVED    UNDISBURSED        LOANS      PERCENTAGE OF
                                                              BUT NOT YET      BALANCE OF     OUTSTANDING    TOTAL LOANS
BORROWER OR GUARANTOR                                         EFFECTIVE(1)  EFFECTIVE LOANS(2)                 OUTSTANDING
---------------------------------------------------------------------------------------------------------------------------

Uzbekistan                                         $  398         $    25         $ 193            $  180             0.15%
Venezuela                                           1,623              80           357             1,186             1.01
Yugoslavia, Federal Republic of                     1,107              --            --             1,107             0.94
  (Serbia/Montenegro)3
Zambia                                                 37              --            --                37             0.03
Zimbabwe                                              501              --            39               462             0.39
                                          ---------------- ---------------  ------------     -------------       -----------
Subtotal5                                         168,233           8,355        43,008           116,870            99.69
Caribbean Development Bank4                            12              --             4                 8             0.01
International Finance Corporation                     355              --             5               350             0.30
                                          ---------------- ---------------  ------------     -------------       -----------
TotalJune 30, 19995                              $168,600          $8,355       $43,017          $117,228           100.00%
                                          ---------------- ---------------  ------------     -------------       -----------
                                          ---------------- ---------------  ------------     -------------       -----------
TotalJune 30, 1998                               $157,641         $11,711       $39,354          $106,576
                                          ---------------- ---------------  ------------     -------------
                                          ---------------- ---------------  ------------     -------------

*INDICATES AMOUNT LESS THAN $0.5 MILLION OR LESS THAN 0.005 PERCENT.


NOTES
1. LOANS TOTALING $4,371 MILLION ($8,930 MILLION--JUNE 30, 1998) HAVE BEEN APPROVED BY IBRD, BUT THE RELATED AGREEMENTS HAVE NOT BEEN SIGNED. LOAN AGREEMENTS TOTALING $3,984 MILLION ($2,781 MILLION--JUNe 30, 1998) HAVE BEEN SIGNED, BUT THE LOANS DO NOT BECOME EFFECTIVE AND DISBURSEMENTS THEREUNDER DO NOT START UNTIL THE BORROWERS AND GUARANTORS, IF ANY, TAKE CERTAIN ACTIONS AND FURNISH CERTAIN DOCUMENTS TO IBRD.
2. OF THE UNDISBURSED BALANCE, IBRD HAS ENTERED INTO IRREVOCABLE COMMITMENTS TO DISBURSE $1,301 MILLION ($1,215 MILLION--JUNE 30, 1998).
3. SEE NOTES TO FINANCIAL STATEMENTS--NOTES A AND C.
4. THESE LOANS ARE FOR THE BENEFIT OF THE BAHAMAS, BARBADOS, GRENADA, GUYANA, JAMAICA, TRINIDAD AND TOBAGO, AND TERRITORIES OF THE UNITED KINGDOM (ASSOCIATED STATES AND DEPENDENCIES) IN THE CARIBBEAN REGION, THAT ARE SEVERALLY LIABLE AS GUARANTORS TO THE EXTENT OF SUBLOANS MADE IN THEIR TERRITORIES.
5. MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES SHOWN DUE TO ROUNDING.






  The Notes to Financial Statements are an integral part of these Statements



38 IBRD FINANCIAL STATEMENTS 1999

STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER  (CONTINUED)
JUNE 30, 1999

EXPRESSED IN MILLIONS OF U.S. DOLLARS

-----------------------------------------------------------------------------------------------------------------------------
                                                                SUBSCRIPTIONS                              VOTING POWER
                                         ------------------------------------------------------------ -----------------------
MEMBER                                     SHARES  PERCENTAGE      TOTAL      AMOUNTS      AMOUNTS      NUMBER   PERCENTAGE
                                                    OF TOTAL      AMOUNTS    PAID IN(1)    SUBJECT         OF     OF TOTAL
                                                                                         TO CALL(1,2)   VOTES
-----------------------------------------------------------------------------------------------------------------------------
Afghanistan                                     300       0.02%      $ 36.2      $  3.6      $  32.6          550       0.03%
Albania                                         830       0.05        100.1         3.6         96.5        1,080       0.07
Algeria                                       9,252       0.59      1,116.1        67.1      1,049.0        9,502       0.59
Angola                                        2,676       0.17        322.8        17.5        305.4        2,926       0.18
Antigua and Barbuda                             520       0.03         62.7         1.3         61.5          770       0.05
Argentina                                    17,911       1.15      2,160.7       132.2      2,028.4       18,161       1.13
Armenia                                       1,139       0.07        137.4         5.9        131.5        1,389       0.09
Australia                                    24,464       1.57      2,951.2       181.8      2,769.5       24,714       1.54
Austria                                      11,063       0.71      1,334.6        80.7      1,253.9       11,313       0.70
Azerbaijan                                    1,646       0.11        198.6         9.7        188.8        1,896       0.12
Bahamas, The                                  1,071       0.07        129.2         5.4        123.8        1,321       0.08
Bahrain                                       1,103       0.07        133.1         5.7        127.4        1,353       0.08
Bangladesh                                    4,854       0.31        585.6        33.9        551.6        5,104       0.32
Barbados                                        948       0.06        114.4         4.5        109.9        1,198       0.07
Belarus                                       3,323       0.21        400.9        22.3        378.5        3,573       0.22
Belgium                                      28,983       1.86      3,496.4       215.8      3,280.6       29,233       1.82
Belize                                          586       0.04         70.7         1.8         68.9          836       0.05
Benin                                           868       0.06        104.7         3.9        100.8        1,118       0.07
Bhutan                                          479       0.03         57.8         1.0         56.8          729       0.05
Bolivia                                       1,785       0.11        215.3        10.8        204.5        2,035       0.13
Bosnia and Herzegovina                          549       0.04         66.2         5.8         60.4          799       0.05
Botswana                                        615       0.04         74.2         2.0         72.2          865       0.05
Brazil                                       33,287       2.13      4,015.6       245.5      3,770.1       33,537       2.09
Brunei Darussalam                             2,373       0.15        286.3        15.2        271.1        2,623       0.16
Bulgaria                                      5,215       0.33        629.1        36.5        592.6        5,465       0.34
Burkina Faso                                    868       0.06        104.7         3.9        100.8        1,118       0.07
Burundi                                         716       0.05         86.4         3.0         83.4          966       0.06
Cambodia                                        214       0.01         25.8         2.6         23.2          464       0.03
Cameroon                                      1,527       0.10        184.2         9.0        175.2        1,777       0.11
Canada                                       44,795       2.87      5,403.8       334.9      5,068.9       45,045       2.81
Cape Verde                                      508       0.03         61.3         1.2         60.1          758       0.05
Central African Republic                        862       0.06        104.0         3.9        100.1        1,112       0.07
Chad                                            862       0.06        104.0         3.9        100.1        1,112       0.07
Chile                                         6,931       0.44        836.1        49.6        786.6        7,181       0.45
China                                        44,799       2.87      5,404.3       335.0      5,069.3       45,049       2.81
Colombia                                      6,352       0.41        766.3        45.2        721.1        6,602       0.41
Comoros                                         282       0.02         34.0         0.3         33.7          532       0.03
Congo, Democratic Republic of                 2,643       0.17        318.8        25.4        293.5        2,893       0.18
Congo, Republic of                              927       0.06        111.8         4.3        107.5        1,177       0.07
Costa Rica                                      233       0.01         28.1         1.9         26.2          483       0.03
Cote d'Ivoire                                 2,516       0.16        303.5        16.4        287.1        2,766       0.17
Croatia                                       2,293       0.15        276.6        17.3        259.3        2,543       0.16
Cyprus                                        1,461       0.09        176.2         8.4        167.9        1,711       0.11
Czech Republic                                6,308       0.40        761.0        45.9        715.0        6,558       0.41
Denmark                                      10,251       0.66      1,236.6        74.6      1,162.0       10,501       0.65
Djibouti                                        559       0.04         67.4         1.6         65.9          809       0.05
Dominica                                        504       0.03         60.8         1.1         59.7          754       0.05
Dominican Republic                            2,092       0.13        252.4        13.1        239.3        2,342       0.15
Ecuador                                       2,771       0.18        334.3        18.2        316.1        3,021       0.19
Egypt, Arab Republic of                       7,108       0.46        857.5        50.9        806.6        7,358       0.46

39 IBRD FINANCIAL STATEMENTS 1999

-----------------------------------------------------------------------------------------------------------------------------
                                                                SUBSCRIPTIONS                              VOTING POWER
                                         ------------------------------------------------------------ -----------------------
MEMBER                                     SHARES  PERCENTAGE      TOTAL      AMOUNTS      AMOUNTS      NUMBER   PERCENTAGE
                                                    OF TOTAL      AMOUNTS    PAID IN(1)    SUBJECT         OF     OF TOTAL
                                                                                         TO CALL(1,2)   VOTES
-----------------------------------------------------------------------------------------------------------------------------

El Salvador                                     141      0.01%      $  17.0      $  1.7      $  15.3          391      0.02%
Equatorial Guinea                               715       0.05         86.3         2.7         83.5          965       0.06
Eritrea                                         593       0.04         71.5         1.8         69.7          843       0.05
Estonia                                         923       0.06        111.3         4.3        107.1        1,173       0.07
Ethiopia                                        978       0.06        118.0         4.7        113.3        1,228       0.08
Fiji                                            987       0.06        119.1         4.8        114.3        1,237       0.08
Finland                                       8,560       0.55      1,032.6        61.9        970.8        8,810       0.55
France                                       69,397       4.45      8,371.7       520.4      7,851.3       69,647       4.34
Gabon                                           987       0.06        119.1         5.1        113.9        1,237       0.08
Gambia, The                                     543       0.03         65.5         1.5         64.0          793       0.05
Georgia                                       1,584       0.10        191.1         9.3        181.8        1,834       0.11
Germany                                      72,399       4.64      8,733.9       542.9      8,190.9       72,649       4.53
Ghana                                         1,525       0.10        184.0        12.7        171.2        1,775       0.11
Greece                                        1,684       0.11        203.1        14.1        189.1        1,934       0.12
Grenada                                         531       0.03         64.1         1.4         62.7          781       0.05
Guatemala                                     2,001       0.13        241.4        12.4        229.0        2,251       0.14
Guinea                                        1,292       0.08        155.9         7.1        148.8        1,542       0.10
Guinea-Bissau                                   540       0.03         65.1         1.4         63.7          790       0.05
Guyana                                        1,058       0.07        127.6         5.3        122.3        1,308       0.08
Haiti                                         1,067       0.07        128.7         5.4        123.3        1,317       0.08
Honduras                                        641       0.04         77.3         2.3         75.0          891       0.06
Hungary                                       8,050       0.52        971.1        58.0        913.1        8,300       0.52
Iceland                                       1,258       0.08        151.8         6.8        144.9        1,508       0.09
India                                        44,795       2.87      5,403.8       333.7      5,070.1       45,045       2.81
Indonesia                                    14,981       0.96      1,807.2       110.3      1,697.0       15,231       0.95
Iran, Islamic Republic of                    23,686       1.52      2,857.4       175.8      2,681.5       23,936       1.49
Iraq                                          2,808       0.18        338.7        27.1        311.6        3,058       0.19
Ireland                                       5,271       0.34        635.9        37.1        598.8        5,521       0.34
Israel                                        4,750       0.30        573.0        33.2        539.8        5,000       0.31
Italy                                        44,795       2.87      5,403.8       334.8      5,069.0       45,045       2.81
Jamaica                                       2,578       0.17        311.0        16.8        294.2        2,828       0.18
Japan                                       127,000       8.14     15,320.6       944.0     14,376.7      127,250       7.93
Jordan                                        1,388       0.09        167.4         7.8        159.6        1,638       0.10
Kazakhstan                                    2,985       0.19        360.1        19.8        340.3        3,235       0.20
Kenya                                         2,461       0.16        296.9        15.9        281.0        2,711       0.17
Kiribati                                        465       0.03         56.1         0.9         55.2          715       0.04
Korea, Republic of                           15,817       1.01      1,908.1       114.5      1,793.5       16,067       1.00
Kuwait                                       13,280       0.85      1,602.0        97.4      1,504.6       13,530       0.84
Kyrgyz Republic                               1,107       0.07        133.5         5.7        127.9        1,357       0.08
Lao People's Democratic Republic                178       0.01         21.5         1.5         20.0          428       0.03
Latvia                                        1,384       0.09        167.0         7.8        159.2        1,634       0.10
Lebanon                                         340       0.02         41.0         1.1         39.9          590       0.04
Lesotho                                         663       0.04         80.0         2.3         77.6          913       0.06
Liberia                                         463       0.03         55.9         2.6         53.3          713       0.04
Libya                                         7,840       0.50        945.8        57.0        888.8        8,090       0.50
Lithuania                                     1,507       0.10        181.8         8.7        173.1        1,757       0.11
Luxembourg                                    1,652       0.11        199.3         9.8        189.5        1,902       0.12
Macedonia, former Yugoslav Republic of          427       0.03         51.5         3.2         48.3          677       0.04
Madagascar                                    1,422       0.09        171.5         8.1        163.5        1,672       0.10
Malawi                                        1,094       0.07        132.0         5.6        126.4        1,344       0.08




40 IBRD FINANCIAL STATEMENTS 1999

-----------------------------------------------------------------------------------------------------------------------------
                                                                SUBSCRIPTIONS                              VOTING POWER
                                         ------------------------------------------------------------ -----------------------
MEMBER                                     SHARES  PERCENTAGE      TOTAL      AMOUNTS      AMOUNTS      NUMBER   PERCENTAGE
                                                    OF TOTAL      AMOUNTS    PAID IN(1)    SUBJECT         OF     OF TOTAL
                                                                                         TO CALL(1,2)   VOTES
-----------------------------------------------------------------------------------------------------------------------------

Malaysia                                      8,244       0.53%     $ 994.5      $ 59.5      $ 935.0        8,494       0.53%
Maldives                                        469       0.03         56.6         0.9         55.7          719       0.04
Mali                                          1,162       0.07        140.2         6.1        134.1        1,412       0.09
Malta                                         1,074       0.07        129.6         5.4        124.1        1,324       0.08
Marshall Islands                                469       0.03         56.6         0.9         55.7          719       0.04
Mauritania                                      900       0.06        108.6         4.1        104.4        1,150       0.07
Mauritius                                     1,242       0.08        149.8         6.7        143.1        1,492       0.09
Mexico                                       18,804       1.21      2,268.4       139.0      2,129.4       19,054       1.19
Micronesia, Federated States of                 479       0.03         57.8         1.0         56.8          729       0.05
Moldova                                       1,368       0.09        165.0         7.6        157.4        1,618       0.10
Mongolia                                        466       0.03         56.2         2.3         53.9          716       0.04
Morocco                                       4,973       0.32        599.9        34.8        565.1        5,223       0.33
Mozambique                                      930       0.06        112.2         4.8        107.4        1,180       0.07
Myanmar                                       2,484       0.16        299.7        16.1        283.6        2,734       0.17
Namibia                                       1,523       0.10        183.7         8.8        174.9        1,773       0.11
Nepal                                           968       0.06        116.8         4.6        112.1        1,218       0.08
Netherlands                                  35,503       2.28      4,282.9       264.8      4,018.1       35,753       2.23
New Zealand                                   7,236       0.46        872.9        51.9        821.0        7,486       0.47
Nicaragua                                       608       0.04         73.3         2.1         71.3          858       0.05
Niger                                           852       0.05        102.8         3.8         99.0        1,102       0.07
Nigeria                                      12,655       0.81      1,526.6        92.7      1,433.9       12,905       0.80
Norway                                        9,982       0.64      1,204.2        72.6      1,131.6       10,232       0.64
Oman                                          1,561       0.10        188.3         9.1        179.2        1,811       0.11
Pakistan                                      9,339       0.60      1,126.6        67.8      1,058.9        9,589       0.60
Palau, Republic of                               16          *          1.9         0.2          1.8          266       0.02
Panama                                          385       0.02         46.4         3.2         43.2          635       0.04
Papua New Guinea                              1,294       0.08        156.1         7.1        149.0        1,544       0.10
Paraguay                                      1,229       0.08        148.3         6.6        141.6        1,479       0.09
Peru                                          5,331       0.34        643.1        37.5        605.6        5,581       0.35
Philippines                                   6,844       0.44        825.6        48.9        776.7        7,094       0.44
Poland                                       10,908       0.70      1,315.9        79.6      1,236.3       11,158       0.69
Portugal                                      5,460       0.35        658.7        38.5        620.2        5,710       0.36
Qatar                                         1,096       0.07        132.2         9.0        123.3        1,346       0.08
Romania                                       4,011       0.26        483.9        30.5        453.4        4,261       0.27
Russian Federation                           44,795       2.87      5,403.8       333.9      5,070.0       45,045       2.81
Rwanda                                        1,046       0.07        126.2         5.2        120.9        1,296       0.08
St. Kitts and Nevis                             275       0.02         33.2         0.3         32.9          525       0.03
St. Lucia                                       552       0.04         66.6         1.5         65.1          802       0.05
St. Vincent and the Grenadines                  278       0.02         33.5         0.3         33.2          528       0.03
Samoa                                           531       0.03         64.1         1.4         62.7          781       0.05
Sao Tome and Principe                           495       0.03         59.7         1.1         58.6          745       0.05
Saudi Arabia                                 44,795       2.87      5,403.8       335.0      5,068.9       45,045       2.81
Senegal                                       2,072       0.13        250.0        13.0        237.0        2,322       0.14
Seychelles                                      263       0.02         31.7         0.2         31.6          513       0.03
Sierra Leone                                    718       0.05         86.6         3.0         83.6          968       0.06
Singapore                                       320       0.02         38.6         3.9         34.7          570       0.04
Slovak Republic                               3,216       0.21        388.0        23.0        365.0        3,466       0.22
Slovenia                                      1,261       0.08        152.1         9.5        142.6        1,511       0.09
Solomon Islands                                 513       0.03         61.9         1.2         60.7          763       0.05
Somalia                                         552       0.04         66.6         3.3         63.3          802       0.05



                                             41  IBRD FINANCIAL STATEMENTS 1999

-----------------------------------------------------------------------------------------------------------------------------
                                                                SUBSCRIPTIONS                              VOTING POWER
                                         ------------------------------------------------------------ -----------------------
MEMBER                                     SHARES  PERCENTAGE      TOTAL      AMOUNTS      AMOUNTS      NUMBER   PERCENTAGE
                                                    OF TOTAL      AMOUNTS    PAID IN(1)    SUBJECT         OF     OF TOTAL
                                                                                         TO CALL(1,2)   VOTES
-----------------------------------------------------------------------------------------------------------------------------

South Africa                                 13,462       0.86%   $ 1,624.0      $ 98.8     $1,525.2       13,712       0.85%
Spain                                        23,686       1.52      2,857.4       175.6      2,681.7       23,936       1.49
Sri Lanka                                     3,817       0.24        460.5        26.1        434.3        4,067       0.25
Sudan                                           850       0.05        102.5         7.2         95.3        1,100       0.07
Suriname                                        412       0.03         49.7         2.0         47.7          662       0.04
Swaziland                                       440       0.03         53.1         2.0         51.1          690       0.04
Sweden                                       14,974       0.96      1,806.4       110.2      1,696.2       15,224       0.95
Switzerland                                  26,606       1.71      3,209.6       197.2      3,012.4       26,856       1.67
Syrian Arab Republic                          2,202       0.14        265.6        14.0        251.7        2,452       0.15
Tajikistan                                    1,060       0.07        127.9         5.3        122.5        1,310       0.08
Tanzania                                      1,295       0.08        156.2        10.0        146.2        1,545       0.10
Thailand                                      6,349       0.41        765.9        45.2        720.7        6,599       0.41
Togo                                          1,105       0.07        133.3         5.7        127.6        1,355       0.08
Tonga                                           494       0.03         59.6         1.1         58.5          744       0.05
Trinidad and Tobago                           2,664       0.17        321.4        17.6        303.7        2,914       0.18
Tunisia                                         719       0.05         86.7         5.7         81.1          969       0.06
Turkey                                        7,379       0.47        890.2        52.9        837.2        7,629       0.48
Turkmenistan                                    526       0.03         63.5         2.9         60.5          776       0.05
Uganda                                          617       0.04         74.4         4.4         70.1          867       0.05
Ukraine                                      10,908       0.70      1,315.9        79.3      1,236.6       11,158       0.69
United Arab Emirates                          2,385       0.15        287.7        22.6        265.1        2,635       0.16
United Kingdom                               69,397       4.45      8,371.7       539.5      7,832.2       69,647       4.34
United States                               264,969      16.98     31,964.5     1,998.4     29,966.2      265,219      16.52
Uruguay                                       2,812       0.18        339.2        18.6        320.7        3,062       0.19
Uzbekistan                                    2,493       0.16        300.7        16.1        284.7        2,743       0.17
Vanuatu                                         586       0.04         70.7         1.8         68.9          836       0.05
Venezuela                                    20,361       1.30      2,456.2       150.8      2,305.5       20,611       1.28
Vietnam                                         968       0.06        116.8         8.1        108.7        1,218       0.08
Yemen, Republic of                            2,212       0.14        266.8        14.0        252.8        2,462       0.15
Zambia                                        2,810       0.18        339.0        20.0        319.0        3,060       0.19
Zimbabwe                                      3,325       0.21        401.1        22.4        378.7        3,575       0.22
                                         ----------- ---------- -------------  ----------- ------------ -----------  ---------
TotalJune 30, 19992                       1,560,243     100.00%    $188,220     $11,395     $176,825    1,605,493     100.00%
                                         ----------- ---------- -------------  ----------- ------------ -----------  ---------
                                         ----------- ---------- -------------  ----------- ------------ -----------  ---------
TotalJune 30, 1998                        1,545,457     100.00%    $186,436     $11,288     $175,148    1,590,707
                                         ----------- ---------- -------------  ----------- ------------ -----------




NOTES

1.SEE NOTES TO FINANCIAL STATEMENTS--NOTE A.
2.MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES SHOWN DUE TO ROUNDING.


   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


42 IBRD FINANCIAL STATEMENTS 1999

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). IBRD, IDA, IFC, and MIGA are collectively known as the World Bank Group. Each of these other organizations in the World Bank Group is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic pension income and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform to the current year's presentation.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent to its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

                                                IBRD FINANCIAL STATEMENTS   43

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included in Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to
Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting income for the fiscal years 1997 and 1998. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the SRP.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also offers multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses. IBRD has not written off any of its outstanding loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been

44   IBRD FINANCIAL STATEMENTS
restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or addition to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are included in the Held-to-maturity portfolio and reported at amortized cost. Securities designated for other postretirement benefits are carried and reported at market value or at their estimated fair values. The changes in the values of the securities designated for other postretirement benefits are included in the determination of net income. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps, interest rate swaps, and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS: Securities purchased under resale agreements and securities sold under repurchase agreements are recorded at historical cost. IBRD takes possession of securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to create synthetic debt instruments to take advantage of cost saving opportunities across capital markets and lower its funding costs, to delink the time at which its borrowing costs are fixed from the timing of the actual market borrowings, and to establish an appropriate match between the currency and interest rate characteristics of its assets and liabilities. These instruments include currency and interest rate swaps, swap spread-locks, foreign exchange forwards, exchange-traded futures and options. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Upon termination, the change in the derivative's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated derivative's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument and accordingly in the determination of net income. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item.

FAIR VALUE DISCLOSURES: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

                                                IBRD FINANCIAL STATEMENTS   45

ACCOUNTING AND REPORTING DEVELOPMENTS

ADOPTION OF NEW ACCOUNTING STANDARDS. In fiscal year 1999, IBRD adopted Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) and International Accounting Standards
(IAS) issued by the International Accounting Standards Committee (IASC) as follows:

SFAS No. 130 "Reporting Comprehensive Income" (see Note K);

SFAS No. 131, "Disclosures about Segments of an enterprise and Related Information" and IAS 14 (revised) "Segment Reporting" (see Note J);

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and IAS 19 (revised) "Employee Benefits" (see Note I); and

IAS 1 (revised) "Presentation of Financial Statements".

Prior year amounts have been provided or reclassified as required. Adoption of these standards required new disclosures only and did not impact IBRD's results of operations or financial position.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires a company to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. This standard was effective for fiscal years beginning after June 15, 1999; however, the FASB has delayed the effective date for one year, to fiscal years beginning after June 15, 2000 by issuing SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an amendment of FASB Statement No. 133." In addition, in December 1998, the IASC issued IAS 39 "Financial Instruments, Recognition and Measurement". This standard also requires that all financial assets and liabilities, including derivatives, be included on the balance sheet and is effective for fiscal years beginning on or after January 1, 2001. Since these standards significantly change the accounting treatment for derivative instruments and hedging activities, IBRD is in the process of evaluating the potential impact of these standards on its financial position and results of operations.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND
MEMBERSHIP

CAPITAL STOCK: At June 30, 1999, IBRD's capital comprised 1,581,724 (1,581,724--June 30, 1998) authorized shares, of which 1,560,243
(1,545,457--June 30, 1998) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,395 million ($11,288 million--June 30, 1998) has been paid in, and the remaining $176,825 million ($175,148 million--June 30, 1998) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

RESTRICTED CURRENCIES: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE: Of the total amount of $453 million ($554 million--June 30, 1998) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $87 million ($86 million--June 30, 1998) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $366 million ($468 million--June 30, 1998) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.

MEMBERSHIP: In February 1993 IBRD's Executive Directors decided that the former Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, Croatia, Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

46   IBRD FINANCIAL STATEMENTS

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial instruments with off-balance sheet risk including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and forwards, IBRD generally closes out most open positions in futures contracts prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. Futures contracts generally entail daily settlement of the net cash margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts.

                                                IBRD FINANCIAL STATEMENTS   47

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 1999 and June 30, 1998 is as follows:


IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      OTHER             ALL
                                                EURO(a)       JAPANESE YEN     U.S. DOLLARS        CURRENCIES        CURRENCIES
                                            -------------     ------------    --------------    ----------------    ------------
                                             1999    1998      1999    1998     1999    1998      1999     1998      1999    1998
                                            -----   -----     -----   -----    -----   -----     -----    -----     -----   -----
TRADING:
 Government and agency obligations:
  Carrying value                            1,593   1,894     4,406   4,560    1,344   1,540        64      113     7,407   8,107
  Average balance during fiscal year        1,569   2,113     4,618   2,958    1,618   2,564       294       84     8,099   6,719
  Net gains (losses) for the fiscal year      (39)     (1)      (19)    (11)      13      38         *       (2)      (45)     24
  Average yield (%)                          4.03    4.81      0.14    0.67     5.44    5.65      7.67     6.27      1.98    2.65
  Average maturity (years)                   1.31    3.20      1.62    1.44     1.31    2.62      1.23     2.53      1.54    2.09
 Time deposits:
  Carrying value                            3,071   2,920     1,119   1,677   14,397   7,998     1,216    1,052    19,803  13,647
  Average balance during fiscal year        3,046   2,502     1,772   2,841   11,439   7,717     1,363      842    17,620  13,902
  Net gains (losses) for the fiscal year               --                --               --                 --                --
  Average yield (%)                          2.73    3.83      0.05    0.44     5.42    5.74      2.95     2.97      4.51    4.46
  Average maturity (years)                   0.18    0.11      0.11    0.15     0.04    0.09      0.20     0.15      0.08    0.11
 Asset-backed securities:
  Carrying value                                       --                --    3,041   1,687                 --     3,041   1,687
  Average balance during fiscal year                   --                --    2,398     598                 --     2,398     598
  Net gains (losses) for the fiscal year               --                --       (6)      *                 --        (6)      *
  Average yield (%)                                    --                --     5.39    7.08                 --      5.39    7.08
  Average maturity (years)                             --                --     6.21    7.91                 --      6.21    7.91
 Options, futures and forwards:
  Carrying value                                *       *         *       *               --                 --         *       *
  Average balance during fiscal year            *       1         *       1       (*)      *         *       (5)        *      (3)
  Net gains (losses) for the fiscal year       (*)     (1)       (*)     (3)       1     (29)        *        1         1     (32)

TOTAL TRADING INVESTMENTS**
  Carrying value                             4,664  4,814     5,525   6,237   18,782  11,225     1,280    1,165    30,251b  23,441
  Average balance during fiscal year         4,615  4,616     6,390   4,800   15,456  10,879     1,657      921    28,118   21,216
  Net gains (losses) for the fiscal year       (39)    (2)      (19)    (14)       8       9         *       (1)      (50)b     (8)

REPURCHASE AGREEMENTS AND SECURITIES
 LOANS:
  Carrying value                                --   (329)       --      --     (102)   (339)       --     (194)     (102)    (862)
  Average balance during fiscal year           (26)  (173)       --      (2)    (272)   (391)      (12)     (89)     (310)    (655)
  Average cost (%)                              --   3.39        --      --      4.91   5.68        --     7.34      4.91     5.16
  Average maturity (years)                      --   0.05        --      --         *   0.02        --     0.03         *     0.03

RESALE AGREEMENTS:
  Carrying value                                --    294        --      --         6     --        --      173         6     467
  Average balance during fiscal year            38    209        --       1       265    852        11       64       315    1,126
  Average yield (%)                             --   3.25        --      --      4.10     --        --     7.27      4.10    4.74
  Average maturity (years)                      --   0.06        --      --         *     --        --     0.03        *     0.05

48  IBRD Financial Statements 1999


IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      OTHER             ALL
                                                EURO(a)       JAPANESE YEN     U.S. DOLLARS        CURRENCIES        CURRENCIES
                                            -------------     ------------    --------------    ----------------    -------------
                                             1999    1998      1999    1998     1999    1998      1999     1998      1999    1998
                                            -----   -----     -----   -----    -----   -----     -----    -----     -----   -----
SHORT SALES:(d)
  Carrying value                              --      (99)      --       --      (46)     --        --      (52)      (46)    (151)
  Average balance during fiscal year          (*)      (4)      --       --       (1)     (2)      (*)       (1)       (1)      (7)

CURRENCY SWAPS RECEIVABLE:
  Carrying value                              --       49       --      144    5,087   5,451        --       --     5,087    5,644
  Average balance during fiscal year           3        5       10       45    5,017   5,206        26        5     5,056    5,261
  Average yield (%)                           --     3.43       --     0.47     5.02    5.62        --       --      5.02     5.47
  Average maturity (years)                    --     0.41       --     0.01     0.19    0.15        --       --      0.19     0.15

CURRENCY SWAPS PAYABLE:
  Carrying value                          (2,942)  (1,998)  (1,002)  (2,302)      --    (148)     (990)    (977)   (4,934)  (5,425)
  Average balance during fiscal year      (2,413)  (1,678)  (1,485)  (2,688)     (31)    (13)   (1,135)     246    (5,064)  (4,133)
  Average cost (%)                          2.70     3.92     0.05     0.45       --    5.63      2.56     5.79      2.14     2.28
  Average maturity (years)                  0.18     0.15     0.16     0.16       --    0.01      0.25     0.16      0.19     0.15

CROSS-CURRENCY INTEREST RATE SWAPS
 RECEIVABLE:
  Carrying value                              --       --      245       --    6,088   4,935        --       --     6,333   4,935
  Average balance during fiscal year          --       --       38       --    5,863   2,922        --       --     5,901   2,922
  Net gains (losses) for the fiscal year(a)   --       --       (2)      --        5       2        --       --         3       2
  Average yield (%)                           --       --     0.48       --     5.12    5.75        --       --      4.94    5.75
  Average maturity (years)                    --       --     1.68       --     1.53    2.16        --       --      1.54    2.16

CROSS-CURRENCY INTEREST RATE SWAPS
 PAYABLE:(c)
  Carrying value                          (1,593)  (1,806)  (4,651)  (2,888)    (238)     --       (67)     (47)   (6,549) (4,741)
  Average balance during fiscal year      (1,590)  (1,338)  (4,234)  (1,612)    (112)     --      (283)     (27)   (6,219) (2,977)
  Net gains (losses) for the fiscal
   year(a)                                    39       (5)      22       10        *      --        (*)      (*)       61       5
  Average cost (%)                          4.03     5.12     0.19     0.67     5.07      --      7.67     7.56      1.37    2.41
  Average maturity (years)                  1.33     2.11     1.63     2.20     1.64      --      1.23     1.69      1.55    2.16

NET INTEREST RATE SWAPS:(c)
  Carrying value                              --       --       --       --      (18)    (16)       --       --       (18)    (16)
  Average balance during fiscal year          --       --       --       --      (47)     (2)       --       --       (47)     (2)
  Net gains (losses) for the fiscal year(a)   --       --       --       --      (18)     (8)       --       --       (18)     (8)
  Average cost (%)                            --       --       --       --    (0.09)   0.04        --       --     (0.09)   0.04
  Average maturity (years)                    --       --       --       --     1.66    2.18        --       --      1.66    2.18
---------------------------------------------------------------------------------------------------------------------------------

a. EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTing PURPOSES, HOLDINGS IN THE ELEVEN NATIONAL CURRENCIES THAT ARE CONSIDERED SUB-UNITS OF THE EURO HAVE BEEN AGGREGATED WITH THE EURO AND REPORTED
    AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.
b. AMOUNT DOES NOT INCLUDE $94 MILLION OF ASSETS TRANSFERRED FROM ASSETS DESIGNATED FOR OTHER POSTRETIREMENT BENEFITS PLANS TO TRADING INVESTMENTS OR $2 MILLION OF NET GAINS ON THESE INVESTMENTS.
c. INCLUDED IN NET GAINS (LOSSES) ON THE TRADING PORTFOLIO IN THE INCOME STATEMENT.
b. INCLUDED IN AMOUNTS PAYABLE FOR INVESTMENT SECURITIES PURCHASED ON THE BALANCE SHEET.
c.  INCLUDED IN CURRENCY SWAPS--TRADING ON THE BALANCE SHEET.
*   LESS THAN $0.5 MILLION, 0.005 PERCENT, OR 0.05 YEARS.
**  MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES DUE TO ROUNDING.

                                                   IBRD Financial Statements  49

HELD-TO-MATURITY PORTFOLIO: In 1994 IBRD purchased long-term sterling-denominated UK government securities for the purpose of matching the duration of several sterling-denominated long-term liabilities. IBRD intended to hold these securities until maturity and use their proceeds to liquidate the sterling liabilities as they became due.

During the first quarter of fiscal year 1999, IBRD decided to take advantage of unusually favorable market conditions by executing swap agreements that effectively transformed the sterling liabilities into floating rate obligations. At the same time, the sterling UK government securities in the held-to-maturity portfolio were liquidated and the proceeds reinvested in floating rate securities.

At the time of their liquidation, the sterling UK government securities in the held-to-maturity portfolio had fair and carrying values of $1,389 million and $1,152 million, respectively. This resulted in a realized gain of $237 million upon liquidation.

The carrying and fair values of investment securities in the Held-to-maturity portfolio at June 30, 1998 were as follows:


IN MILLIONS
----------------------------------------------------------------------------------------------------------------
                                                                             1998
                                              ------------------------------------------------------------------
                                                            AVERAGE         GROSS         GROSS
                                              CARRYING       YIELD       UNREALIZED     UNREALIZED       FAIR
                                               VALUE          (%)           GAINS         LOSSES         VALUE
                                              ------------------------------------------------------------------
Government and agency obligations              $ 1,138        8.74           $175            $--        $ 1,313
Time deposits                                    1,535        7.52                                        1,535
                                               -------        ----           ----          -------      --------
Subtotal                                         2,673        8.04            175             --          2,848

Repurchase Agreements                           (1,374)       7.39              *             --         (1,374)
                                               -------        ----           ----          -------      --------
Total                                          $ 1,299        8.73           $175            $--        $ 1,474
                                               -------        ----           ----          -------      --------
                                               -------        ----           ----          -------      --------
----------------------------------------------------------------------------------------------------------------

*   LESS THAN $0.5 MILLION.

At June 30, 1998, the Held-to-maturity portfolio comprised investments in pounds sterling only.

The expected maturities of investment securities in the Held-to-maturity portfolio at June 30, 1998 are summarized below:


IN MILLIONS
---------------------------------------------------------------------------------
                                                           1998(a)
                                              -----------------------------------
                                                                           NET
                                              CARRYING      FAIR       UNREALIZED
                                               VALUE       VALUE          GAINS
                                              -----------------------------------
July 1, 1998 through June 30, 1999             $   330   $   331         $    1
July 1, 1999 through June 30, 2003                  90        99              9
July 1, 2003 through June 30, 2008                 742       870            128
Thereafter                                         137       174             37
Total                                           $1,299    $1,474           $175
                                                -------    -------      --------
                                                -------    -------      --------
--------------------------------------------------------------------------------

a.  INCLUDES REPURCHASE AGREEMENTS.

ASSETS DESIGNATED FOR OTHER POSTRETIREMENT BENEFITS PLANS: At June 30, 1998, the balance sheet included $1,456 million in assets related to the Retired Staff Benefits Plan (RSBP). During the first quarter of fiscal year 1999, the plan was modified so that some of the assets designated for other postretirement benefits met the requirements for plan assets as prescribed in SFAS 106 "Employer's Accounting for Postretirement Benefits Other than Pensions" (see Note 1). Accordingly, the assets and liabilities designated for the health and life insurance accounts were removed from the balance sheet and as a result, the assets on the balance sheet that were designated for other postretirement benefits were reduced by $806 million. The $650

50  IBRD Financial Statements 1999
million of assets that remained on the balance sheet were then incorporated into Trading investments. during the second quarter of fiscal year 1999, IBRD paid a combined total of $132 million to IDA, IFC, and MIGA which represented their shares of the remaining net assets previously designated to satisfy postretirement benefits. The following are the asset values at June 30, 1998:

IN MILLIONS
--------------------------------------------------------------------------------------
                                                                1998
                                           -------------------------------------------
                                                                                NET
                                              CARRYING    AVERAGE BALANCES     GAINS
                                               VALUE     DURING FISCAL YEAR   (LOSSES)
                                           -------------------------------------------
Equity Securities
   U.S.                                         $  474        $   415          $  77
   Non-U.S.                                        587            550             36

Other Securities                                   395            378             21
                                                ------         ------           ----
Total                                           $1,456         $1,343           $134
                                                ------         ------           ----
                                                ------         ------           ----
--------------------------------------------------------------------------------------


NOTE C--LOANS, COFINANCING AND GUARANTEES

MULTICURRENCY LOANS

FIXED RATE LOANS: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

ADJUSTABLE RATE LOANS: In 1982 IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a lending spread(a), resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

SINGLE CURRENCY POOL LOANS

In fiscal year 1997 IBRD offered its borrowers the opportunity to convert their existing multicurrency pool loans to single currency pool loans. These loans were available in four currencies (U.S. dollar, Japanese yen, Deutsche mark, or Swiss franc). All adjustable rate multicurrency pool loans that were converted to single currency pools carry the applicable pool's adjustable lending rate, reset semi-annually to reflect the previous semester average cost of outstanding borrowings allocated to fund that pool weighted by the shares of currencies in the pool, plus a spread of 50 basis points. Any fixed rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

---------------
a. UNTIL JULY 31, 1998, THE LENDING SPREAD WAS 50 BASIS POINTS. HOWEVER, DURING THE FIRST QUARTER OF FISCAL YEAR 1999, THE LENDING SPREAD CHARGED BY IBRD TO ITS BORROWERS WAS INCREASED BY 25 BASIS POINTS TO 75 BASIS POINTS FOR LOANS WHERE THE INVITATION TO NEGOTIATE WAS ISSUED ON OR AFTER JULY 31, 1998. IN ADDITION, A FRONT-END FEE OF 100 BASIS POINTS, PAYABLE FOR EACH SUCH LOAN AT THE TIME IT BECOMES EFFECTIVE, WAS INTRODUCED.

SINGLE CURRENCY LOANS

FIXED RATE LOANS: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the semi-annual rate-fixing date for loan amounts disbursed during the preceding six-month period, plus a total spread consisting of (a) IBRD's funding cost margin for these loans in the loan currency, (b) a market risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a lending spread.

LIBOR-BASED LOANS: IBRD introduced LIBOR-based single currency loans in 1993. The rates charged on LIBOR-based single currency loans are a direct pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of (a) IBRD's average funding cost margin for these loans and (b) IBRD's lending spread.

During fiscal year 1999 IBRD approved and disbursed a structural adjustment loan for $2,000 million with non-standard terms. This loan carries a 6-month LIBOR interest rate plus a fixed spread of 75 basis points and a front-end fee, and is not eligible for waivers of interest or commitment charges.

During fiscal year 1998 IBRD also approved and disbursed two LIBOR-based single currency loans with

                                                 IBRD Financial Statements   51
non-standard terms. The first, an economic reconstruction loan in an amount of $3,000 million, carries a six-month LIBOR interest rate plus a fixed spread of 100 basis points. The second, a structural adjustment loan in an amount of $2,000 million, carries a six-month LIBOR interest rate plus a fixed spread of 75 basis points. Both loans have front-end fees. Neither loan is eligible for waivers of interest or commitment charges.

During the second quarter of fiscal year 1999, IBRD established a new lending instrument, the Special Structural Adjustment Loan (SSAL), in order to respond to the needs of borrowers experiencing significant economic difficulties from recent financial market crises throughout the world. SSAL terms include a six-month U.S. dollar LIBOR equivalent interest rate plus a minimum fixed spread, currently set at 400 basis points, but which may vary over time for new loans depending on IBRD's overall risk-bearing capacity and market conditions. These loans have a maturity of five years with a three-year grace period, a front-end fee of one percent of the principal amount payable on effectiveness, and are not eligible for waivers of interest or commitment charges.

WAIVERS OF LOAN INTEREST AND CHARGES

For payment periods beginning during the fiscal year ended June 30, 1999, an interest waiver of five basis points on disbursed and outstanding loans to eligible borrowers was in effect, except that for new loans where the invitation to negotiate was issued on or after July 31, 1998, which carry a 75 basis points lending spread, the interest waiver was 25 basis points. A waiver of 25 basis points was in effect for the fiscal years ended June 30, 1998 and June 30, 1997. For the fiscal year ended June 30, 1999, the combined effect of these waivers was to reduce Net Income by $102 million ($241 million--June 30, 1998, $259 million--June 30, 1997).

A one-year commitment charge waiver of 50 basis points was in effect on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1999. A similar waiver of 50 basis points was in effect for the fiscal years ended June 30, 1998 and June 30, 1997. For the fiscal year ended June 30, 1999, the effect of the commitment charge waiver was to reduce Net Income by $229 million ($211 million--June 30, 1998, $226 million--June 30, 1997).

52   IBRD Financial Statements 1999

A summary of IBRD's outstanding loans by currency and product at June 30, 1999 and June 30, 1998 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------------------------------------------------------------


                                                               1999
                    ---------------------------------------------------------------------------------------------------
                    MULTICURRENCY LOANS(a)  SINGLE CURRENCY POOLS(b)   SINGLE CURRENCY LOANS               TOTAL LOANS
                    -------------------     ---------------------   -----------------------------      ------------------
                             WEIGHTED                  WEIGHTED               WEIGHTED    AVERAGE              WEIGHTED
                              AVERAGE                  AVERAGE                AVERAGE     MATURITY               AVERAGE
CURRENCY/RATE TYPE  AMOUNT    RATE (%)(c)   AMOUNT      RATE (%) c   AMOUNT    RATE (%)c  (YEARS)    AMOUNT   RATE (%)(c)
-----------------   ------   ---------      -------    ---------    ------   ----------   --------   -------  ----------

Euro (d)

   Fixed           $    786    8.81        $      18      10.83     $  360       5.30       5.63     $  1,164      7.76
   Adjustable        11,815    6.04            5,067       6.45        719       2.92       6.60       17,601      6.03

Japanese yen

   Fixed                661    8.85               --         --         --         --         --          661      8.85
   Adjustable        11,756    6.04               74       5.42        132       0.33       8.62       11,962      5.97

Swiss francs

   Fixed                362    7.98               --         --         --         --         --          362      7.98
   Adjustable           914    6.05               --         --          3       1.27       4.61          917      6.03

U.S. dollars

   Fixed                774    8.46              149      10.54      8,759       6.45       5.85        9,682      6.67
   Adjustable        11,949    6.06           35,385       7.97     26,727       5.70       7.26       74,061      6.84

Others

   Fixed                 28    9.84               --         --         --         --         --          28       9.84
   Adjustable           790    6.04               --         --         --         --         --         790       6.04
                  ---------  ------        ---------    -------    -------    -------     ------      ------      -----
Loans
  outstanding

   Fixed              2,611    8.61              167     10.58       9,119       6.41       5.84      11,897      6.95
   Adjustable        37,224    6.05           40,526      7.78      27,581       5.60       7.24     105,331      6.60
                  ---------  ------        ---------   -------     -------    -------     ------    --------     -----
Total               $39,835    6.21        $  40,693      7.79     $36,700       5.80       6.90    $117,228      6.63
                  ---------  ------        ---------   -------     -------    -------     ------                 -----
                  ---------  ------        ---------   -------     -------    -------     ------                 -----
Less accumulated provision for loan losses                                                             3,560
                                                                                                    --------
Loans outstanding net of accumulated provision                                                      $113,668
                                                                                                    --------
                                                                                                    --------
------------------------------------------------------------------------------------------------------------------

(a) SEE FOOTNOTE a. IN TABLE OF OUTSTANDING LOANS AS JUNE 30, 1998 ON FOLLOWING PAGE.

(b) SEE FOOTNOTE b. IN TABLE OF OUTSTANDING LOANS AS JUNE 30, 1998 ON FOLLOWING PAGE.

(c) SEE FOOTNOTE a. IN TABLE OF OUTSTANDING LOANS AS JUNE 30, 1998 ON FOLLOWING PAGE.

(d) EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTING PURPOSES, AMOUNTS TO THE ELEVEN NATIONAL CURRENCIES THAT ARE CONSIDERED SUBUNITS OF THE EURO HAVE BEEN AGGREGATED WITH THE EURO AND REPORTED
    AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.


                                                 IBRD FINANCIAL STATEMENTS  53

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------------------------------------------------------------


                                                               1998
                    ---------------------------------------------------------------------------------------------------
                    MULTICURRENCY LOANS(a)  SINGLE CURRENCY POOLS      SINGLE CURRENCY LOANS(b)              TOTAL LOANS
                    -------------------     ---------------------   -----------------------------      ------------------
                             WEIGHTED                  WEIGHTED               WEIGHTED     AVERAGE              WEIGHTED
                              AVERAGE                  AVERAGE               AVERAGE     MATURITY               AVERAGE
CURRENCY/RATE TYPE  AMOUNT    RATE (%)(c)   AMOUNT      RATE (%)(c)    AMOUNT    RATE (%)c (YEARS)    AMOUNT   RATE (%)(c)
-----------------   ------   ---------      -------    ---------    ------   ----------   --------   -------  ----------

Euro (d)

   Fixed           $  1,322    8.76        $      13      11.42     $  195       6.09       6.07     $  1,530      8.44
   Adjustable        19,724    6.36            1,792       7.04        422       3.87       8.08       21,938      6.37

Japanese yen

   Fixed                910    8.85               --         --         --         --         --          910      8.85
   Adjustable        15,802    6.36               --         --         61       0.86       6.94       15,863      6.34

Swiss francs

   Fixed                586    7.96               --         --         --         --         --          586      7.96
   Adjustable         1,450    6.36               --         --         --         --         --        1,450      6.36

U.S. dollars

   Fixed              1,068    8.56              228       9.93      4,374       6.82       6.06        5,670      7.27
   Adjustable        18,510    6.37           23,625       8.37     15,649       6.10       8.24       57,784      7.11

Others

   Fixed                 27    9.64               --         --         --         --         --          27       9.64
   Adjustable           818    6.36               --         --         --         --         --         818       6.36
                  ---------  ------        ---------    -------    -------    -------     ------      ------      -----
Loans
  outstanding

   Fixed              3,913    8.61              241     10.01       4,569       6.79       6.06       8,723      7.70
   Adjustable        56,304    6.36           25,417      8.28      16,132       6.03       8.23      97,853      6.80
                  ---------  ------        ---------   -------     -------    -------     ------    --------     -----
Total               $60,217    6.51        $  25,658      8.29     $20,701       6.20       7.75    $106,576      6.88
                  ---------  ------        ---------   -------     -------    -------     ------                 -----
                  ---------  ------        ---------   -------     -------    -------     ------                 -----
Less accumulated provision for loan losses                                                             3,240
                                                                                                    --------
Loans outstanding net of accumulated provision                                                      $103,336
                                                                                                    --------
                                                                                                    --------
------------------------------------------------------------------------------------------------------------------

(a) AVERAGE MATURITY -- MULTICURRENCY LOANS. IBRD MAINTAINS A TARGETED CURRENCY COMPOSITION IN ITS MULTICURRENCY LOANS. THE PRESENT TARGET RATIO IS ONE U.S. DOLLAR FOR EVERY 125 JAPANESE YEN AND ONE EURO. THESE THREE MAJOR CURRENCIES COMPRISE AT LEAST 90% OF THE MULTICURRENCY LOANS'
    U.S. DOLLAR EQUIVALENT VALUE, WITH THE REMAINDER IN OTHER CURRENCIES. THIS RATIO WAS CHANGED IN JANUARY 1999 AS A RESULT OF THE INTRODUCTION
    OF THE EURO. THE COMPOSITION OF THE MULTICURRENCY LOANS IS AFFECTED
    BY THE SELECTION OF CURRENCIES FOR DISBURSEMENTS ON THOSE LOANS AND
    BY THE CURRENCIES SELECTED FOR THE BILLING OF THE PRINCIPAL REPAYMENTS. ALONG WITH THE SELECTION OF DISBURSEMENT CURRENCIES, IBRD MANAGES THE SELECTION OF REPAYMENT CURRENCIES TO MAINTAIN THE ALIGNMENT OF THE MULTICURRENCY LOANS' COMPOSITION WITH THE TARGET RATIO. THE SELECTION
    OF CURRENCIES FOR REPAYMENT BILLING BY IBRD PRECLUDES THE DETERMINATION OF AVERAGE MATURITY INFORMATION FOR MULTICURRENCY LOANS BY INDIVIDUAL CURRENCY. ACCORDINGLY, IBRD ONLY DISCLOSES THE MATURITY PERIODS FOR
    ITS MULTICURRENCY LOANS ON A COMBINED U.S. DOLLARS EQUIVALENT BASIS.

(b) AVERAGE MATURITY -- SINGLE CURRENCY POOLS. EACH SINGLE CURRENCY POOL REFLECTED THE COMPOSITION OF THE MULTICURRENCY POOL AT INCEPTION, BUT AT JUNE 30, 1999 ALL OF THE SINGLE CURRENCY POOLS HAD REACHED A LEVEL OF AT LEAST 90% OF THE DESIGNATED CURRENCY. THE CURRENCY COMPOSITION OF THESE SINGLE CURRENCY POOLS IS AFFECTED BY IBRD'S MANAGEMENT OF THE SELECTION OF REPAYMENT CURRENCIES TO THE EXTENT NON-DESIGNATED CURRENCIES REMAINING IN THESE POOLS ARE SELECTED FOR REPAYMENT. THIS VARYING SELECTION OF CURRENCIES FOR REPAYMENT PRECLUDES THE DETERMINATION OF AVERAGE
    MATURITY INFORMATION FOR THE SINGLE CURRENCY POOLS LOANS BY INDIVIDUAL CURRENCIES. ACCORDINGLY, IBRD ONLY DISCLOSES THE MATURITY PERIODS FOR
    ITS SINGLE CURRENCY POOL LOANS ON A COMBINED U.S. DOLLAR EQUIVALENT
    BASIS.

(c) EXCLUDES EFFECTS OF ANY WAIVERS OF LOAN INTEREST.

(d) EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTING PURPOSES, AMOUNTS IN THE ELEVEN NATIONAL CURRENCIES THAT ARE
    CONSIDERED SUB-UNITS OF THE EURO HAVE BEEN AGGREGATED WITH THE EURO AND REPORTED AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.


54  IBRD FINANCIAL STATEMENTS

The maturity structure of IBRD's loans at June 30, 1999 and June 30, 1998 is as follows:

IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                                                              1999
                               --------------------------------------------------------------------------------------------------
                                                       SINGLE CURRENCY        SINGLE CURRENCY
                                MULTICURRENCY LOANS         POOLS                  LOANS                      ALL LOANS
                                --------------------  -------------------   -------------------   -------------------------------
                         RATE
PERIOD                   TYPE:   FIXED    ADJUSTABLE    FIXED  ADJUSTABLE    FIXED   ADJUSTABLE    FIXED   ADJUSTABLE    TOTAL
--------------------------------------------------------------------------------------------------------------------------------
July 1, 1999 through
June 30, 2000                   $1,452     $ 4,283      $ 97    $  4,823     $  178    $   395   $ 1,727    $  9,501    $ 11,228

July 1, 2000 through
June 30, 2004                    1,041      15,072        70      17,496      3,660      8,543     4,771      41,111      45,882

July 1, 2004 through
June 30, 2009                      117      13,546        --      14,307      4,623     12,495     4,740      40,348      45,088

Thereafter                           1       4,323        --       3,900        658      6,148       659      14,371      15,030
                               -------    --------      ----    --------    -------    -------   -------    --------    --------
Loans outstanding               $2,611     $37,224      $167     $40,526     $9,119    $27,581   $11,897    $105,331    $117,228
                               -------    --------      ----    --------    -------    -------    ------     -------    --------
                               -------    --------      ----    --------    -------    -------    ------     -------    --------

---------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                                                              1998
                               --------------------------------------------------------------------------------------------------
                                                       SINGLE CURRENCY        SINGLE CURRENCY
                                MULTICURRENCY LOANS         POOLS                  LOANS                      ALL LOANS
                                --------------------  -------------------   -------------------   -------------------------------
                         RATE
PERIOD                   TYPE:   FIXED    ADJUSTABLE    FIXED  ADJUSTABLE    FIXED   ADJUSTABLE    FIXED   ADJUSTABLE    TOTAL
--------------------------------------------------------------------------------------------------------------------------------
July 1, 1998 through
June 30, 1999                   $1,854     $ 6,090      $149    $  2,547     $   42    $   133    $2,045    $  8,770    $ 10,815

July 1, 1999 through
June 30, 2003                    1,876      22,298        92      10,108      1,721      2,577     3,689      34,983      38,672

July 1, 2003 through
June 30, 2008                      180      20,421        --       9,280      2,518      9,182     2,698      38,883      41,581

Thereafter                           3       7,495        --       3,482        288      4,240       291      15,217      15,508
                               -------    --------      ----    --------    -------    -------    ------     -------    --------
Loans outstanding               $3,913     $56,304      $241     $25,417     $4,569    $16,132    $8,723     $97,853    $106,576
                               -------    --------      ----    --------    -------    -------    ------     -------    --------
                               -------    --------      ----    --------    -------    -------    ------     -------    --------


ESTIMATED VALUE OF LOANS

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market of loans comparable to those made by IBRD.

MULTICURRENCY LOANS AND SINGLE CURRENCY POOLS: The estimated value of fixed rate loans negotiated prior to July 1982 has been based on discounted future cash flows using the rate at which IBRD could undertake borrowings of comparable maturities at June 30, 1998 plus a 50 basis point spread. The estimated value of adjustable rate multicurrency loans and single currency pools is based on the relationship of the fair value to the carrying value of the underlying qualified borrowings, since the interest rate for such loans is based on the interest rate of the qualified borrowings.

SINGLE CURRENCY LOANS: The estimated value of single currency loans has been based on discounted future cash flows using the rate at which IBRD could make similar loans of comparable maturities at June 30, 1999.

                                                 IBRD FINANCIAL STATEMENTS  55

------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


The following table reflects the carrying and estimated values of the loan portfolio based on current borrowing rates net of the Accumulated Provision for Loan Losses at June 30, 1999 and June 30, 1998:

IN MILLIONS
-----------------------------------------------------------------------------

                                            1999                          1998
                                 -------------------------     --------------------------
                                  CARRYING      ESTIMATED        CARRYING       ESTIMATED
                                   VALUE          VALUE           VALUE          VALUE
                                 ----------    -----------     -----------     ----------
Multicurrency loans

               Fixed              $  2,611      $  2,763         $  3,913     $    4,286
               Adjustable           37,224        39,940           56,304         60,915

Single currency pools

               Fixed                   167           174              241            261
               Adjustable           40,526        43,646           25,417         27,861

Single currency loans

              Fixed                  9,119         8,873            4,569          4,746
              Adjustable (a)        27,581        27,547           16,132         16,530
                                  --------       --------        --------       --------
Total loans

              Fixed                 11,897         11,810           8,723          9,293
              Adjustable           105,331        111,133          97,853        105,306
                                  --------       --------        --------       --------
                                   117,228        122,943         106,576        114,599

Less accumulated
  provision for
  loan losses                        3,560          3,560           3,240          3,240
                                  --------       --------        --------       --------
Loans outstanding net
  of accumulated
  provision                       $113,668       $119,383        $103,336       $111,359
                                  --------       --------        --------       --------
                                  --------       --------        --------       --------
----------------------------------------------------------------------------------------

a. AMOUNT INCLUDES CARRYING VALUE OF $9,035 MILLION ($5,000 MILLION--
   JUNE 30, 1998) AND ACCUMULATED VALUES OF $9,024 MILLION ($5,000 MILLION --JUNE 30, 1998) FOR NON-TRANSLATED SCLs.

COFINANCING AND GUARANTEES

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,973 million at June 30, 1999 ($2,047 million--June 30, 1998) were not included in reported loan balances. At June 30, 1999, $466 million of these guarantees were subject to call ($371 million--June 30, 1998).

OVERDUE AMOUNTS

At June 30, 1999, no loans payable to IBRD other than those referred to in the following paragraphs were overdue by more than three months.

At June 30, 1999, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,053 million ($2,044 million--June 30, 1998), of which $1,249 million ($1,142 million--
June 30, 1998) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,011 million ($948 million--June 30, 1998). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 1999 would have been higher by $55 million ($84 million--June 30, 1998, $146 million--June 30, 1997).


56  IBRD FINANCIAL STATEMENTS 1999

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS
-------------------------------------------------------------------------------------------------
                                                                 1999
                                          -------------------------------------------------------
                                           PRINCIPAL        PRINCIPAL AND          NONACCRUAL
BORROWER                                  OUTSTANDING      CHARGES OVERDUE           SINCE
-----------------------------------       -----------      ---------------         ----------
WITH OVERDUES

  Congo, Democratic Republic of              $   82            $  100             November 1993
  Congo, Republic of                             68                39             November 1997
  Iraq                                           41                69             December 1990
  Liberia                                       133               276             June 1987
  Sudan                                           6                 6             January 1994
  Syrian Arab Republic                           50               180(a)          February 1987
  Yugoslavia, Federal Republic of
    (Serbia/Montenegro)                       1,107             1,590             September 1992
                                          -----------       ------------

  Total                                       1,487             2,260

WITHOUT OVERDUES
  Bosnia and Herzegovina                        566                --             September 1992
                                          -----------       ------------
TOTAL                                        $2,053            $2,260
                                          -----------       ------------
                                          -----------       ------------

-------------------------------------------------------------------------------------------------

a. REPRESENTS INTEREST AND CHARGES OVERDUE.

During fiscal year 1998 the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997 and has been making monthly payments to IBRD since then.

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

In June 1996 the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 1999 was $2,084 million, ($2,138 million--June 30, 1998,
$2,430 million--June 30, 1997).

During the fiscal year ended June 30, 1999, no loans came out of non-accrual status. During the fiscal year ended June 30, 1998, Sierre Leone paid off all its arrears and, as a result, its loans came out of nonaccrual status.


                                                 IBRD FINANCIAL STATEMENTS  57

Accumulated Provision for Loan Losses

IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the documented present value of expected payments for interest and charges made according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these and any other potential overdue payments, IBRD maintains an accumulated provision for loan losses. Of the Accumulated Provision for Loan Losses of $3,560 million ($3,240 million--June 30, 1998), $700 million is attributable to the nonaccruing loan portfolio at June 30, 1999 ($1,000 million--June 30, 1998).

Changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 1999, June 30, 1998 and June 30, 1997 are summarized below:

In millions
-----------------------------------------------------------------------------
                                              1999        1998        1997
                                              -----      ------      ------
Balance, beginning of the fiscal year. . .   $3,240      $3,210      $3,340
Provision for loan losses. . . . . . . . .      246         251          63
Translation adjustment . . . . . . . . . .       74        (221)       (193)
                                              -----      ------      ------
Balance, end of the fiscal year. . . . . .   $3,560      $3,240      $3,210
                                              -----      ------      ------
                                              -----      ------      ------
-----------------------------------------------------------------------------

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

Fifth Dimension Program

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 1998, IDA had approved credits of $1,623 million ($1,590 million--June 30, 1998) under this program from inception, of which $1,604 million ($1,531 million--June 30, 1998) had been disbursed to the eligible countries.

Note D--Borrowings

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty. Swaps include currency swaps, interest rate swaps; forward interest rate swaps, and swaptions.

58  IBRD FINANCIAL STATEMENTS 1999

A summary of IBRD's borrowings portfolio at June 30, 1999 and June 30, 1998 follows:

Medium- and Long-term Borrowings and Swaps at June 30, 1999


IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------------------------
                                                            CURRENCY                        INTEREST RATE
                      DIRECT BORROWINGS                  SWAP AGREEMENTS(a)                SWAP AGREEMENTS
              ---------------------------------------------------------------------------------------------------------------------
                            WGTD.                             WGTD.                  NOTIONAL     WGTD.
                            AVG.     AVERAGE     AMOUNT       AVG.      AVERAGE       AMOUNT       AVG.   AVERAGE
CURRENCY/                   COST     MATURITY    PAYABLE      COST      MATURITY      PAYABLE      COST   MATURITY
 RATE TYPE      AMOUNT      (%)      (YEARS)   (RECEIVABLE)   (%)      (YEARS)     (RECEIVABLE)    (%)    (YEARS)
-----------------------------------------------------------------------------------------------------------------------------------

Euro(c)
 Fixed         $19,054      6.85       $5.39    $  3,550       7.70        1.80      $  3,445      7.20        3.23
                                                 (15,106)      6.91        5.47        (2,838)     5.56        2.95
 Adjustable      6,840      7.00        9.89       7,172       2.87        2.58         2,867      2.66        2.90
                                                  (7,720)      6.36        9.11        (3,463)     3.06        3.22

Japanese yen
 Fixed          15,119     4.97         4.16          63       5.15        2.43         2,811      1.01        1.88
                                                  (8,894)      5.14        4.03        (2,792)     2.72        5.34
 Adjustable      1,969     3.42         8.09       2,780      (0.11)       1.31         2,792      0.14        5.34
                                                  (1,629)      0.97        9.90        (2,811)     0.15        1.88

U.S. dollars
 Fixed          42,239     6.45         5.61      16,431       9.15        3.60        10,149      6.18        7.88
                                                  (1,802)      6.97        1.50       (32,292)     5.84        5.08
 Adjustable      1,430     4.99         6.08      37,298       4.84        6.65        32,977      4.94        5.20
                                                  (7,062)      4.91        1.60       (10,862)     5.18        8.07

Others
 Fixed          23,283     7.50         5.06       1,641       5.66        1.49           416      7.08        2.30
                                                 (24,078)      7.38        4.50          (159)     6.66        7.26
 Adjustable        355     6.51         1.42         417       0.01        2.23           159      4.82        7.26
                                                    (450)      7.07        3.44          (416)     1.25        2.30
              -------------------------------------------                            ----------

Total
 Fixed          99,695    6.55          5.22      21,685                               16,821
                                                 (49,880)                             (38,081)
 Adjustable     10,594    6.05          8.76      47,667                               38,795
                                                 (16,861)                             (17,552)
              -------------------------------------------                            ----------

Principal at
fiscal value   110,289    6.50          5.56       2,611                                  (17)
Net unamor-
tized premium      122                               167                                  157
              -------------------------------------------                            ----------
Total         $110,411    6.50          5.56    $  2,778                             $    140
              -------------------------------------------                            ----------
              -------------------------------------------                            ----------


----------------------------------------------------

                  NET CURRENCY OBLIGATIONS
              --------------------------------------
                          WGTD.
              AMOUNT      AVG.          AVERAGE
CURRENCY/     PAYABLE     COST          MATURITY(b)
RATE TYPE    (RECEIVABLE)  (%)          (YEARS)
----------------------------------------------------
Euro(c)
 Fixed        $ 26,049     7.01          4.62
               (17,944)    6.70          5.07
 Adjustable     16,879     4.51          5.60
               (11,183)    5.34          7.29

Japanese yen
 Fixed          17,993     4.35          3.80
               (11,686)    4.56          4.34
 Adjustable      7,541     0.90          4.57
                (4,440)    0.45          4.82

U.S. dollars
 Fixed          68,819     7.05          5.46
               (34,094)    5.90          4.89
 Adjustable     71,705     4.94          5.97
               (17,924)    5.07          5.52

Others
 Fixed          25,340     7.37          4.78
               (24,237)    7.38          4.52
 Adjustable        931     3.31          2.78
                  (866)    4.27          2.89
               -------------------------------

Total
 Fixed          138,201    6.75          4.96
                (87,961)   6.29          4.75
 Adjustable      97,056    4.54          5.77
                (34,413)   4.54          5.94
               --------------------------------

Principal at
face value      112,883    5.88
Net unamor-
tized premium       446
               --------------------
Total          $113,329    5.88
               --------------------
               --------------------



a - CURRENCY USAGE AGREEMENTS INCLUDE CROSS-CURRENCY INTEREST RATE SWAPS.
b - AT JUNE 30, 1999, THE AVERAGE REPRICING PERIOD OF THE NET CURRENCY
    OBLIGATIONS FOR ADJUSTABLE RATE BORROWINGS WAS THREE MONTHS.
c - EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTING
    PURPOSES, AMOUNTS IN THE ELEVEN NATIONAL CURRENCIES THAT ARE CONSIDERED SUB-UNITS OF THE EURO HAVE BEEN AGGREGATED WITH THE EURO AND REPORTED AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.

                                                  59  IBRD FINANCIAL STATEMENTS

Medium- and Long-term Borrowings and Swaps at June 30, 1998


IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------------------------

                                                            CURRENCY                            INTEREST RATE
                      DIRECT BORROWINGS                 SWAP AGREEMENTS(a)                     SWAP AGREEMENTS
               ---------------------------------------------------------------------------------------------------------
                            WGTD.                             WGTD.                  NOTIONAL     WGTD.
                            AVG.     AVERAGE     AMOUNT       AVG.      AVERAGE       AMOUNT       AVG.     AVERAGE
CURRENCY/                   COST     MATURITY    PAYABLE      COST      MATURITY      PAYABLE      COST     MATURITY
RATE TYPE      AMOUNT       (%)      (YEARS)   (RECEIVABLE)    (%)      (YEARS)     (RECEIVABLE)   (%)      (YEARS)
-----------------------------------------------------------------------------------------------------------------------------------
Euro(c)
 Fixed          $20,479      6.95     5.66      $  3,763      7.34        2.25        $  4,736       6.83       2.95
                                                 (13,298)     7.25        5.83          (3,470)      5.45       3.79
 Adjustable       5,305      5.80     7.49         8,375      3.64        2.31           3,651       3.59       3.72
                                                  (6,442)     5.26        6.18          (4,917)      3.68       2.94
Japanese yen
 Fixed           14,717      5.01     4.53         1,961      1.34        0.44           1,520       3.30       1.02
                                                  (5,625)     5.39        4.55          (3,083)      2.84       4.94
 Adjustable       2,319      3.14     5.24         1,484      0.26        0.62           3,083       0.53       4.94
                                                    (899)     1.08        8.63          (1,520)      1.16       1.02

U.S. dollars
 Fixed           33,057      6.80     6.14        11,020      9.37        4.27          10,526       6.42       2.88
                                                  (3,096)     6.67        1.28         (22,183)      5.92       5.25
 Adjustable       1,055      5.90     5.05        27,226      5.42        5.93          22,520       5.53       5.33
                                                  (5,885)     5.46        1.24         (10,863)      5.51       3.14

Others
 Fixed           19,587      7.90     4.39         2,108      5.53        2.01             423       7.07       2.11
                                                 (19,047)     7.51        3.56            (159)      6.43       8.27
 Adjustable         223      9.68     1.58           424      0.29        3.24             159       5.26       8.27
                                                    (315)     9.02        9.52            (423)      1.51       2.11
                -----------------------------------------                             ---------

Total
 Fixed           87,840      6.78     5.37        18,852                                17,205
                                                 (41,066)                              (28,895)
 Adjustable       8,902      5.21     6.47        37,509                                29,413
                                                 (13,541)                              (17,723)
                -----------------------------------------                             ---------

Principal at
face value       96,742      6.63     5.47         1,754                                    --
Net unamor-
tized premium         6                              128                                   112
                -----------------------------------------                             ---------
Total           $96,748      6.63     5.47      $  1,882                              $    112
                -----------------------------------------                             ---------
                -----------------------------------------                             ---------

            -------------------------------------


                 NET CURRENCY OBLIGATIONS
            -------------------------------------
                              WGTD.
                AMOUNT        AVG.      AVERAGE
CURRENCY/      PAYABLE        COST     MATURITY(b)
RATE TYPE    (RECEIVABLE)     (%)       (YEARS)
---------------------------------------------------
Euro(c)
 Fixed        $  28,978       6.98        4.78
                (16,768)      6.88        5.40
                 17,331       4.29        4.10
                (11,359)      4.58        4.78

Japanese yen
 Fixed           18,198       4.47        3.79
                 (8,708)      4.49        4.69
 Adjustable       6,886       1.34        4.11
                 (2,419)      1.13        3.85

U.S. dollars
 Fixed           54,603       7.25        5.14
                (25,279)      6.01        4.76
                 50,801       5.47        5.65
                (16,748)      5.49        2.47

Others
 Fixed           22,118       7.66        4.12
                (19,206)      7.50        3.60
                    806       3.87        3.77
                   (738)      4.71        5.27
               --------------------------------

Total
 Fixed          123,897       6.85        4.57
                (69,961)      6.44        4.58
                 75,824       4.81        5.15
                (31,264)      4.81        3.48
               ---------------------------------

Principal at
face value       98,496       6.22
Net unamor-
tized premium       246
               ----------------------
Total          $ 98,742       6.22
               ----------------------
               ----------------------



a - CURRENCY USAGE AGREEMENTS INCLUDE CROSS-CURRENCY INTEREST RATE SWAPS.
b - AT JUNE 30, 1998, THE AVERAGE REPRICING PERIOD OF THE NET CURRENCY
    OBLIGATIONS FOR ADJUSTABLE RATE BORROWINGS WAS THREE MONTHS.
c - EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTING
    PURPOSES, AMOUNTS IN THE ELEVEN NATIONAL CURRENCIES THAT ARE CONSIDERED SUB-UNITS OF THE EURO HAS BEEN AGGREGATED WITH THE EURO AND REPORTED
    AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.

60  IBRD FINANCIAL STATEMENTS 1999

Short-term Borrowings and Swaps at June 30, 1999 and June 30, 1998


IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------------
                                                  1999
                 --------------------------------------------------------------------
                                                 INTEREST
                                CURRENCY           RATE                          WGTD.
                                  SWAP             SWAP            NET           AVG.
CURRENCY/         PRINCIPAL      PAYABLE          PAYABLE        CURRENCY        COST
RATE TYPE        OUTSTANDING   (RECEIVABLE)     (RECEIVABLE)   OBLIGATIONS(a)    (%)
-------------------------------------------------------------------------------------
Czech koruny
 Fixed           $    --       $     --          $   --       $    --             --


Euro(b)
 Fixed                --            281              --           281           4.71
 Adjustable           --             --              --            --             --


Hong Kong
 dollars
 Fixed               451            --               --           451          12.33
                                  (451)              --          (451)         12.33

Japanese yen
 Fixed               --             12               --            12           1.83
                                  (278)              --          (278)          5.29

Adjustable           --             --               --            --             --

New Zealand
 dollars
 Fixed               --             --               --            --             --

Polish zlotys
 Fixed               --             --               --            --             --

U.S. dollars
 Fixed            3,606            289               --         3,895           5.31
                                  (332)              --          (332)          6.06

 Adjustable       1,188            536               --         1,724           4.71

South African
 rand
 Fixed               83             --               --            83          15.96
                                   (83)              --           (83)         15.96
                 -------------------------------------------------------------------

Total
 Fixed            4,140            582               --         4,722           6.12
                                (1,144)              --        (1,144)          9.06
 Adjustable       1,188            536               --         1,724           4.71
                 -------------------------------------------------------------------

Principal at
face value        5,328            (26)              --         5,302           5.02

Net unamortized
premium              --                                            --
                 -------------------------------------------------------------------
Total            $5,328        $   (26)          $   --       $ 5,302           5.02
                 -------------------------------------------------------------------
                 -------------------------------------------------------------------


                   -----------------------------------------------------------------
                                                1998
                   -----------------------------------------------------------------
                                                 INTEREST
                                CURRENCY           RATE                       WGTD.
                                  SWAP             SWAP            NET         AVG.
CURRENCY/         PRINCIPAL      PAYABLE          PAYABLE        CURRENCY      COST
RATE TYPE        OUTSTANDING   (RECEIVABLE)     (RECEIVABLE)   OBLIGATIONS(a)  (%)
------------------------------------------------------------------------------------
Czech koruny
 Fixed            $  335        $    --          $    --       $   335         14.45
                                   (335)                          (335)        14.45

Euro(b)
 Fixed                --             --               --            --            --
 Adjustable           42            319               --           361          2.82
                                    (42)              --           (42)         0.78

Hong Kong
 dollars
 Fixed                --             --               --            --            --

Japanese yen
 Fixed                --             --               --            --            --

Adjustable            --             25               --            25          0.09

New Zealand
 dollars
 Fixed                25             --               --            25          7.94
                                    (25)              --           (25)         7.94
Polish zlotys
 Fixed                29             --               --            29         20.12
                                    (29)                           (29)        20.12

U.S. dollars
 Fixed             3,985             --               --         3,985          5.45
                                     --             (100)         (100)         5.72
 Adjustable        1,709          1,126              100         2,935          5.15
                                   (333)              --          (333)         5.13

South African
 rand
 Fixed               600             --               --           600         13.98
                                   (600)              --          (600)        13.98
                 -------------------------------------------------------------------

Total
 Fixed             4,974             --               --         4,974          7.19
                                   (989)            (100)       (1,089)        13.39
 Adjustable        1,751          1,470              100         3,321          4.85
                                   (375)              --          (375)         4.64
                 -------------------------------------------------------------------

Principal at
face value         6,725            106               --         6,831          5.20

Net unamortized
premium                4                                             4
                 -------------------------------------------------------------------
Total             $6,729        $   106          $    --       $ 6,835          5.20
                 -------------------------------------------------------------------
                 -------------------------------------------------------------------


a - AT JUNE 30, 1999, THE AVERAGE REPRICING PERIOD OF THE NET
    CURRENCY OBLIGATIONS FOR SHORT-TERM BORROWINGS WAS LESS THAN ONE MONTH (LESS THAN ONE MONTH--JUNE 30, 1998.)
b - EFFECTIVE JANUARY 1, 1999, THE EURO WAS INTRODUCED. FOR REPORTING
    PURPOSES, AMOUNTS IN THE ELEVEN NATIONAL CURRENCIES THAT ARE
    CONSIDERED SUB-UNITS OF THE EURO HAVE BEEN AGGREGATED WITH THE EURO AND REPORTED AS EURO IN BOTH THE CURRENT AND PRIOR YEAR.

                                                  IBRD FINANCIAL STATEMENTS  61

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 1999 and June 30, 1998 is as follows:

IN MILLIONS
------------------------------------------------------------------

PERIOD                                                      1999
------                                                    --------
July 1, 1999 through June 30, 2000                       $  17,900
July 1, 2000 through June 30, 2001                          14,319
July 1, 2001 through June 30, 2002                          14,682
July 1, 2002 through June 30, 2003                          15,000
July 1, 2003 through June 30, 2004                           8,644
July 1, 2004 through June 30, 2009                          25,016
Thereafter                                                  14,728
                                                         ---------
Total                                                    $ 110,289
                                                         ---------
                                                         ---------

------------------------------------------------------------------

IN MILLIONS
------------------------------------------------------------------

PERIOD                                                      1998
------                                                    --------
July 1, 1998 through June 30, 1999                       $   8,573
July 1, 1999 through June 30, 2000                          17,107
July 1, 2000 through June 30, 2001                          13,466
July 1, 2001 through June 30, 2002                           9,785
July 1, 2002 through June 30, 2003                          14,153
July 1, 2003 through June 30, 2008                          22,987
Thereafter                                                  10,671
                                                           -------
Total                                                    $  96,742
                                                         ---------
                                                         ---------


The following table reflects the carrying and estimated fair values of the borrowings portfolio at June 30, 1999 and June 30, 1998:


IN MILLIONS
------------------------------------------------------------------------------
                                             1999                               1998
                                       ---------------------            ----------------------
                                       CARRYING   ESTIMATED             CARRYING    ESTIMATED
                                         VALUE    FAIR VALUE              VALUE     FAIR VALUE
                                       -------    ----------            --------    ----------

Short-term                             $  5,328   $  5,338              $  6,729     $  6,793
Medium- and long-term                   110,411    117,858                96,748      105,102
Swaps
   Currency
     Payable                             70,467     73,736                57,755       60,073
     Receivable                         (67,715)   (72,371)              (55,767)     (58,911)
   Interest rate                            140        458                   112         (201)
                                       --------   --------              --------     --------
Total                                  $118,631   $125,019              $105,577     $112,856
                                       --------   --------              --------     --------
                                       --------   --------              --------     --------

------------------------------------------------------------------------------

The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

Note E--Credit Risk

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet.

62  IBRD FINANCIAL STATEMENTS 1999

Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on- and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 1999 and June 30, 1998 are given below:


IN MILLIONS
------------------------------------------------------------------------------
                                                          1999         1998
                                                          -----       ------
INVESTMENTS - TRADING PORTFOLIO

Options, futures and forwards
   - Long position                                       $ 3,433       $ 6,205
   - Short position                                        3,653         3,282
   - Credit exposure due to potential nonperformance
       by counterparties                                      1             2
Currency Swaps
   - Credit exposure due to potential nonperformance
       by counterparties                                     182           255
Cross Currency Interest Rate Swaps
   - Credit exposure due to potential nonperformance
       by counterparties                                      72            15
Interest Rate Swaps
   - Notional principal                                   12,924         7,453
   - Credit exposure due to potential nonperformance
       by counterparties                                       2             *

BORROWINGS PORTFOLIO

Currency swaps
   - Credit exposure due to potential nonperformance
       by counterparties                                   2,051         1,964
Interest rate swaps
   - Notional principal                                   55,633        46,716
   - Credit exposure due to potential nonperformance
       by counterparties                                     731         1,043

------------------------------------------------------------------------------
* LESS THAN $0.5 MILLION.

                                                 IBRD FINANCIAL STATEMENTS  63

NOTE F--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 1999 and June 30, 1998:


IN MILLIONS
------------------------------------------------------------------------------
                                                     1999            1998
                                                    -----           ------
Special reserve..............................      $   293          $   293
General reserve..............................       15,409           14,659
Pension reserve..............................          294              112
Surplus......................................          195              426
Unallocated net income.......................        1,518            1,243
                                                   -------          -------
Total........................................      $17,709          $16,733
                                                   -------          -------
                                                   -------          -------

On July 13, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank.

On July 31, 1998, the Executive Directors allocated $750 million of the net income earned in the fiscal year ended June 30, 1998 to the General Reserve and $182 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting expenses for the fiscal year 1998. This Pension Reserve would be reduced if, in any future fiscal year, pension accounting expenses were to exceed the actual funding of the SRP. On October 8, 1998, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $210 million in SDRs (valued at June 30, 1998) to IDA by way of grant, and a grant of $100 million to the Heavily Indebted Poor Countries Debt Initiative Trust Fund. In addition, the Board of Governors approved the transfer of $142 million in SDRs (valued at June 30, 1998) to IDA from Surplus by way of grant. The total amount of these transfers by IBRD to IDA ($352 million in SDRs valued at June 30, 1998) will be drawn down by IDA after all other resources available to IDA for the purpose of IDA's Eleventh Replenishment have been drawn down.

TRANSFERS TO INTERNATIONAL DEVELOPMENT ASSOCIATION: The Board of Governors had approved aggregate transfers through June 30, 1998 to IDA totaling $5,736 million from unallocated Net Income. On October 8, 1998, the Board of Governors approved transfers to IDA, by way of grant, of $352 million in an equivalent amount in SDRs--$210 million from unallocated Net Income and $142 million from Surplus. At June 30, 1999, $354 million remained payable. At June 30, 1998, there were no amounts payable to IDA.

TRANSFERS TO DEBT REDUCTION FACILITY FOR IDA-ONLY COUNTRIES: The Board of Governors had approved aggregate transfers through June 30, 1998 to the Debt Reduction Facility for IDA-Only Countries totaling $300 million. At June 30, 1999, $100 million ($100 million--June 30, 1998) remained payable.

TRANSFER TO TRUST FUND FOR GAZA AND WEST BANK: The Board of Governors had approved aggregate transfers through June 30, 1998 to the Trust Fund for Gaza and West Bank, totaling $230 million. On July 13, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank. At June 30, 1999, $53 million ($22 million--June 30, 1998) remained payable.

TRANSFERS TO THE HEAVILY INDEBTED POOR COUNTRIES DEBT INITIATIVE TRUST FUND:
At June 30, 1998, the Board of Governors had approved aggregate transfers to the HIPC Debt Initiative Trust Fund totaling $750 million. On October 8, 1998, the Board of Governors approved a transfer to the HIPC Debt Initiative Trust Fund, by way of grant, of $100 million out of unallocated Net Income. At June 30, 1999, $100 million remained payable. At June 30, 1998, there were no amounts payable to the HIPC Debt Initiative Trust Fund.

TRANSFERS TO MULTILATERAL INVESTMENT GUARANTEE AGENCY: On April 6, 1998, the Board of Governors approved a transfer from Surplus, by way of grant, in the amount of $150 million to MIGA to be used as part of MIGA's capital resources to strengthen its financial position. At June 30, 1999 and June 30, 1998, there were no amounts payable to MIGA.

NOTE G--ADMINISTRATIVE EXPENSES AND CONTRIBUTIONS TO SPECIAL PROGRAMS

In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The cost of this program charged through fiscal year 1997 was $112 million, of which $45 million was allocated to IDA. During fiscal year 1998 all remaining staff previously identified for separation under this program began receiving severance payments. The total cost under this program was $87 million. The difference of $25 million was taken back into income as a reduction of administrative expenses, for fiscal year 1998, of which $10 million had been allocated to IDA as a reduction of the management fee charged to IDA. At June 30, 1998, $86 million ($82 million--June 30, 1998, $64 million--June 30, 1997) has been charged against the accrual of $87 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

In March 1997 the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. Implementation of this program is expected to result in costs associated with staff reductions during the fiscal years 1997

64   IBRD FINANCIAL STATEMENTS
through 1999. Through June 30, 1999, 475 staff had been identified for separation at a cumulative cost of $78 million. Included in the total charge of $78 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. Of the total cumulative charge of $78 million, $30 million has been charged to IDA. Of the total fiscal year charge of $30 million, $11 million has been charged to IDA for the fiscal year ended June 30, 1999, consistent with normal cost apportionment procedures applied in the calculation of the management fee.

The total number of IBRD employees at June 30, 1999 was 7,859 (8,089--June 30, 1998 8,020--June 30, 1997).

Administrative Expenses for the fiscal years ended June 30, 1999, June 30, 1998, and June 30, 1997 are net of the following amounts:

IN MILLIONS
------------------------------------------------------------------------------

                                                     1999      1998      1997
                                                     -----     ----     ------

Management fee charged to IDA...................     $518      $474      $488
Amounts charged to reimbursable programs........      116       104       108
                                                     ----      ----      ----
Total reduction of Administrative Expenses......     $634      $578      $596
                                                     ----      ----      ----
                                                     ----      ----      ----
Amounts charged to reimbursable programs
include the following:

    Charges allocated to IFC....................     $ 17      $ 14      $ 21
    Charges allocated to MIGA...................        1         1         1

------------------------------------------------------------------------------



Contributions to special programs represent grants for agricultural research, the control of onchocerciasis, and other developmental activities.

NOTE H--TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of IBRD. The trust fund assets by executing agent at June 30, 1999 and June 30, 1998 are summarized below:

------------------------------------------------------------------------------

                                            1999                              1998
                               ----------------------------       ---------------------------
                                   TOTAL                             TOTAL
                                 FIDUCIARY        NUMBER OF        FIDUCIARY        NUMBER OF
                                  ASSETS          TRUST FUND        ASSETS          TRUST FUND
                                (IN MILLIONS)      ACCOUNTS       (IN MILLIONS)      ACCOUNTS
                               --------------    ------------     -------------     ----------
IBRD executed.............       $  605             1,503             $  401           1,223
Recipient executed........        1,635             1,287              1,512           1,035
                                 ------            ------             ------           -----
Total.....................       $2,240             2,790             $1,913           2,258
                                 ------            ------             ------           -----
                                 ------            ------             ------           -----

-------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 1999, IBRD received $19 million ($14 million--June 30, 1998 and $15 million--June 30, 1997) as fees for administering trust funds. These fees have been recorded as a reduction of Administrative Expenses.

NOTE I--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP) that covers substantially all of its staff. The SRP also covers substantially all the staff of IFC and MIGA. In addition, IBRD provides other postretirement benefits for eligible active and retired staff through a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP).

                                               IBRD FINANCIAL STATEMENTS   65

During the fiscal year ended June 30, 1998, IBRD reviewed the status of the RSBP and PEBP accounts and determined that the assets and liabilities did not qualify for off-balance sheet accounting. At June 30, 1998, the assets and liabilities were recorded on IBRD's balance sheet, resulting in net income to IBRD of $113 million, of which $56 million related to the cumulative effect of prior periods on retained earnings at June 30, 1997, and has been included in Effect of Accounting Change on the income statement.

During the first quarter of fiscal year 1999, the plan was modified so that some of the assets designated for other postretirement benefits met the requirements for plan assets prescribed under SFAS 106 "Employer's Accounting for Postretirement Benefits Other than Pensions". Accordingly, the plan assets and liabilities were removed from the balance sheet. As a result, the assets and liabilities designated on the balance sheet for other postretirement benefits were reduced by $806 million and $620 million, respectively. The $650 million of assets that remained on the balance sheet were incorporated into Trading investments. Liabilities of $103 million for the PEBP shown on the balance sheet represent pension benefits administered outside the SRP.

The difference between the RSBP assets and liabilities represents a prepaid postretirement benefits cost. The portion of this asset that is attributable to IBRD has been included in Other Assets on the balance sheet.

The following table summarizes the benefit coss associated with the SRP, RSBP, and PEBP for IBRD and IDA:


IN MILLIONS
-------------------------------------------------------------------------------

                                                             SRP                  RSBP               PEBP
                                                        --------------      ---------------     --------------
                                                        1999      1998      1999      1998      1999      1998
                                                        ----      ----      -----     -----     ----      ----
Benefit Cost
   Service cost......................................   $ 186     $ 184      $ 25      $ 24     $  5      $ --
   Interest cost.....................................     324       353        36        37        7         6
   Expected return on plan assets....................    (738)     (669)      (65)       --       --        --
   Amortization of prior service cost................       7         7        --        (2)      --        --
   Amortization of unrecognized net (loss) gain......    (175)     (161)       --        --        3        12
   Amortization of Transition Asset..................     (11)      (11)       --        --       --        --
                                                        -----     -----      ----      ----     ----      ----
   Net periodic pension (income) cost................   $(407)    $(297)     $ (4)     $ 59     $ 15      $ 18
                                                        -----     -----      ----      ----     ----      ----
                                                        -----     -----      ----      ----     ----      ----

-------------------------------------------------------------------------------

The portion of the SRP income related to IBRD that has been included in income for the fiscal year ended June 30, 1999 is $255 million ($182 million--June 30, 1998). The balance has been included as a payable to IDA. The portion of the cost for the RSBP and PEBP related to IBRD that has been included in income for the fiscal year ended June 30, 1999 is $10 million ($50 million--June 30, 1998). The balance has been included as a receivable from IDA.

66   IBRD FINANCIAL STATEMENTS

The following table summarizes the benefit obligations, plan assets, funded status and rate assumptions associated with the SRP, RSBP, and PEBP for the World Bank Group.

IN MILLIONS
------------------------------------------------------------------------------

                                                                           SRP                  RSBP              PEBP
                                                                    ------------------     --------------     --------------
                                                                      1999      1998        1999     1998     1999      1998
                                                                    -------    -------     -----    -----     -----    -----
Benefit Obligation
     Beginning of year..........................................    $ 5,890    $ 5,516     $ 627    $ 739     $  90    $  75
     Service cost...............................................        217        213        28       28         6       --
     Interest cost..............................................        378        406        40       55         8        5
     Employee contributions.....................................         61         58         5        5        --       --
     Amendments.................................................         --         --        --       18        --       --
     Benefits paid..............................................       (231)      (206)      (18)     (17)       (5)      (5)
     Actuarial (gain) loss......................................        168        (97)      (20)    (201)       43       15
                                                                    -------    -------     -----    -----     -----    -----
     End of year................................................      6,483      5,890       662      627       142       90
                                                                    -------    -------     -----    -----     -----    -----

Fair value of plan benefits
     Beginning of year..........................................      9,608      8,613        --       --        --       --
     Assets transfered to the Plan..............................         --         --       806       --        --       --
     Employee contributions.....................................         61         58         5       --        --       --
     Actual return on assets....................................        788      1,143        53       --        --       --
     Employer contributions.....................................         --         --        --       --        --       --
     Benefits paid..............................................       (231)      (206)      (18)      --        --       --
                                                                    -------    -------     -----    -----     -----    -----
     End of year................................................     10,226      9,608       846       --        --       --
                                                                    -------    -------     -----    -----     -----    -----

Funded status
     Plan assets in excess of projected benefit obligation......      3,743      3,718       184     (627)     (142)     (90)
     Unrecognized net gain from past experience different
       from that assumed and from changes to assumptions........     (2,713)    (3,158)        6       --        39       --
     Unrecognized prior service cost............................         50         58        --       --        --       --
     Remaining unrecognized net transition asset................        (52)       (65)       --       --        --       --
                                                                    -------    -------     -----    -----     -----    -----
     Prepaid (accrued) pension cost.............................    $ 1,028    $   553     $ 190    $(627)    $(103)   $ (90)
                                                                    -------    -------     -----    -----     -----    -----
                                                                    -------    -------     -----    -----     -----    -----

------------------------------------------------------------------------------

Of the $1,028 million prepaid SRP cost at June 30, 1999 ($553 million--June 30, 1998), and $546 million was attributable to IBRD ($295 million--June 30,
1998) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

Of the $190 million prepaid RSBP cost at June 30, 1999 (nil--June 30, 1998), $105 million was attributable to IBRD and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributable to IDA, IFC and MIGA.

                                               IBRD FINANCIAL STATEMENTS    67

ASSUMPTIONS
The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and and obligations. The weighted-average assumptions used in determining expense and benefit obligations are as follows:


IN MILLIONS
------------------------------------------------------------------------------

                                                              SRP                   RSBP              PEBP
                                                   ------------------------     ------------     --------------
                                                      1999          1998        1999    1998      1999      1998
                                                   ----------    ----------     ----    ----     -----    -----

Discount rate....................................        7.25          6.50     7.25    6.50     7.25     6.50
Expected return on plan assets...................           9             9        9
Rate of compensation(a)..........................  5.25-11.75    4.50-11.00
Health care growth rates at end of fiscal year...                               6.25    5.00
 to year 2011 and thereafter.....................                               5.25    4.50

------------------------------------------------------------------------------
a. THE EFFECT OF PROJECTED COMPENSATION LEVELS WAS CALCULATED BASED ON A SCALE THAT PROVIDES FOR A DECREASING RATE OF SALARY DECREASE DEPENDING ON AGE, BEGINNING WITH 11.75% (11.0%--JUNE 30, 1998) AT AGE 20 AND
    DECREASING TO 5.25% (4.5%--JUNE 30, 1998) AT AGE 64.

The medical cost trend rate can significantly effect the reported postretirement benefit costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS
------------------------------------------------------------------------------

                                                       ONE PERCENTAGE POINT INCREASE     ONE PERCENTAGE POINT DECREASE
                                                       -----------------------------     -----------------------------
Effect on total service and interest cost............              $  16                             $  (12)
Effect on postretirement benefit obligation..........                128                               (101)

-------------------------------------------------------------------------------

During the fiscal year ended June 30, 1998, health care cost trend rates were reduced after completing a five years' experience study, reducing the accrued liability at June 30, 1998, from $808 million to $619 million. This change in the health care cost trend rate resulted in income of $104 million for IBRD, which has been included in Effect of Accounting Change on the income statement. The balance was attributable to IDA IFC, and MIGA.

NOTE J--SEGMENT REPORTING

In fiscal year 1999, IBRD adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" and LAS 14 (revised) "Segment Reporting". After evaluating IBRD's operations, management determined that IBRD had only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 1999, loans to two countries individually generated in excess of 10% of loan income. Loan income from these two countries was $816 million and $815 million respectively.

68   IBRD FINANCIAL STATEMENTS

NOTE K--COMPREHENSIVE INCOME

During the first quarter of fiscal year 1999, IBRD adopted SFAS No. 130, "Reporting Comprehensive Income", which defines and establishes the standards for reporting comprehensive income. Under SFAS No. 130 certain items which historically were not recognized in the calculation of net income are now included in the broader definition of comprehensive income. For IBRD, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income. The following table presents the changes in Accumulated Other Comprehensive Income balances for the years ended June 30, 1999, 1998 and 1997:

IN MILLIONS
-------------------------------------------------------------------------------

                                                               ACCUMULATED OTHER COMPRENSIVE INCOME(a)
                                                              ----------------------------------------
                                                               1999             1998            1997
                                                              -------         --------         -------
Balance, beginning of the fiscal year....................     $ (960)         $     85         $ 1,056
Changes from period activity.............................        323            (1,045)           (971)
                                                              ------          --------         -------
Balance, end of the fiscal year..........................     $ (637)         $   (960)        $    85
                                                              ------          --------         -------
                                                              ------          --------         -------

-------------------------------------------------------------------------------

(a) THE TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME REPRESENTS THE CUMULATIVE TRANSLATION ADJUSTMENT.

                                                IBRD FINANCIAL STATEMENTS   69

[LETTERHEAD]


President and Board of Governors
 International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development as of June 30, 1999 and 1998, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, as of June 30, 1999, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the two fiscal years in the period ended June 30, 1999. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the International Bank for Reconstruction and Development for the fiscal year ended June 30, 1997 were audited by other auditors whose report, dated July 28, 1997, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Reconstruction and Development as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the two fiscal years in the period ended June 30, 1999 in conformity with generally accepted accounting principles in the United States of America and International Accounting Standards.

/s/ DELOITTE TOUCHE TOHMATSU (INTERNATIONAL FIRM)

July 28, 1999
Washington, D.C.

70   IBRD FINANCIAL STATEMENTS

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                             TREASURY ASSET LIABILITY RISK SYSTEM (TALRS)

                                SEC REPORT -- CHANGES IN BORROWINGS
                          BORROWINGS (MLT) APRIL 01, 1999 THRU JUNE 30, 1999


Borrowing type    Description       Trade     Currency    External        Currency          US$        Settlement      Maturity
                                     ID                      ID            Amount        Equivalent       Date           Date
-----------------------------------------------------------------------------------------------------------------------------------

NEW BORROWINGS
          MTBOC

AUSTRALIAN DOLLAR
BOND/SELL AUD/IBRD/0602AUD09.04    0000003810    AUD    AUD0799GDI01       23,000,000      14,984,500    24-Jun-1999    24-Jun-2002
                                                                                         ------------
Total By Currency                                                                          14,984,500
                                                                                         ------------
CZECH KECUNA
BOND/SELL CZK/IBRD/0506CZK7.375    0000003713    CZK    CZK0787GDI01    1,000,000,000      27,981,420    26-May-1999    26-May-2006
                                                                                         ------------
Total By Currency                                                                          27,981,420
                                                                                         ------------
POUND STERLING
BOND/SELL GBP/IBRD/0621GBP05.40    0000003164    GBP    GBP0735GDI04       75,000,000     120,491,250    07-Jun-1999    07-Jun-2021
                                                                                         ------------
Total By Currency                                                                         120,491,250
                                                                                         ------------
GREEK DRACHMA
BOND/SELL GRD/IBRD/0601GRD06.25  0000003754    GRD    GRD0790GDI01   20,000,000,000        64,524,457    01-Jun-1999    01-Jun-2001

BOND/SELL GRD/IBRD/0601GRD06.25  0000003794    GRD    GRD0790GDI02   20,000,000,000        64,759,495    15-Jun-1999    01-Jun-2001
                                                                                         ------------
Total By Currency                                                                         129,283,952
                                                                                         ------------
HONG KONG DOLLARS
BOND/SELL HKD/IBRD/0402HKDSTR       0000003027    HKD                      500,000,000      38,768,821    14-Apr-1999    14-Apr-2002

BOND/SELL HKD/IBRD/0502HKD06.88     0000003749    HKD    HKD0789GDI01      150,000,000      19,343,357    28-May-1999    28-May-2002

BOND/SELL HKD/IBRD/0804HKD07.36     0000003603    HKD                      100,000,000      12,890,668    17-Jun-1999    17-Jun-2004
                                                                                         ------------
Total By Currency                                                                          70,950,947
                                                                                         ------------
JAPANESE YEN
BOND/SELL JPY/IBRD/0519JPYSTR      0000003702    JPY    JPY0111GDI01    1,000,000,000       8,281,231    10-May-1999    10-May-2019

BOND/SELL JPY/IBRD/0600JPYSTR01    0000003766    JPY                   12,500,000,000     101,882,794    27-May-1999    06-Jun-2000

BOND/SELL JPY/IBRD/6000JPYSTR      0000003763    JPY                    2,500,000,000      20,567,668    02-Jun-1999    02-Jun-2000

BOND/SELL JPY/IBRD/0629JPYSTR01    0000003774    JPY    JPY0112GDI01    1,800,000,000      10,677,180    08-Jun-1999    08-Jun-2029

BOND/SELL JPY/IBRD/0619JPYSTR02    0000003788    JPY    JPY0120GDI01    2,000,000,000      16,778,523    14-Jun-1999    14-Jun-2019

BOND/SELL JPY/IBRD/0609JPYSTR02    0000003797    JPY    JPY0128GDI01    1,000,000,000       8,448,087    15-Jun-1999    15-Jun-2009

BOND/SELL JPY/IBRD/0609JPYSTR03    0000003799    JPY                    1,300,000,000      10,982,512    15-Jun-1999    15-Jun-2009

BOND/SELL JPY/IBRD/0609JPYSTR      0000003777    JPY                    1,000,000,000       8,310,134    16-Jun-1999    16-Jun-2009

BOND/SELL JPY/IBRD/0619JPYSTR01    0000003779    JPY    JPY0121GDI01    1,600,000,000      13,296,215    16-Jun-1999    17-Jun-2019

BOND/SELL JPY/IBRD/0614JPYSTR01    0000003762    JPY    JPY0123GDI01    1,500,000,000      12,470,901    18-Jun-1999    18-Jun-2014

BOND/SELL JPY/IBRD/0619JPYSTR      0000003792    JPY    JPY0124GDI01    1,000,000,000       8,340,631    21-Jun-1999    21-Jun-2019

BOND/SELL JPY/IBRD/0609JPYSTR04    0000003608    JPY                    1,000,000,000       8,395,248    22-Jun-1999    22-Jun-2009

BOND/SELL JPY/IBRD/0614JPYSTR      0000003768    JPY    JPY0126GDI01    1,000,000,000       8,193,028    23-Jun-1999    23-Jun-2014

BOND/SELL JPY/IBRD/0609JPYSTR01    0000003604    JPY    JPY0130GDI01    5,200,000,000      42,740,312    24-Jun-1999    24-Jun-2009

BOND/SELL JPY/IBRD/0619JPYSTR05    0000003817    JPY                    1,000,000,000       9,041,220    24-Jun-1999    24-Jun-2009

BOND/SELL JPY/IBRD/0619JPYSTR09    0000003801    JPY    JPY0132GDI01    1,000,000,000       8,195,378    28-Jun-1999    28-Jun-2019


                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                             TREASURY ASSET LIABILITY RISK SYSTEM (TALRS)

                               SEC REPORT -- CHANGES IN BORROWINGS
                         BORROWINGS (MLT) APRIL 01, 1999 THRU JUNE 30, 1999


----------------------------------------------------------------------------------------------------------------------------------
                                                                           CURRENCY/         US$        SETTLEMENT      MATURITY
BORROWING TYPE DESCRIPTION          TRADE ID   CURRENCY  EXTERNAL ID        AMOUNT        EQUIVALENT       DATE           DATE
----------------------------------------------------------------------------------------------------------------------------------
TOTAL BY CURRENCY                                                                        296,601,061
                                                                                       -------------
NEW ZEALAND DOLLAR
------------------
BOND/SELL NZD/IBRD/0503NZD09.14     0000003709   NZD    NZD0765GDI01     15,000,000        8,409,000    17-May-1999    10-May-2003
BOND/SELL NZD/IBRD/1100NZD05.50     0000003709   NZD    NZD0739GDI03    100,000,000       53,595,000    02-Jun-1999    03-Nov-2008
BOND/SELL NZD/IBRD/1108NZD05.50     0000003910   NZD                    100,000,000       53,270,000    16-Jun-1999    03-Nov-2008
                                                                                       -------------
TOTAL BY CURRENCY                                                                        115,274,000
                                                                                       -------------
UNITED STATES DOLLAR
--------------------
BOND/SET USD/IBRD/0406USD05.50      0000003681   USD    USD0788GDI01    500,000,000      500,000,000    19-Apr-1999    19-Apr-2006
BOND/SET USD/IBRD/0414USDSTR        0000003704   USD    USD110GDIF01    100,000,000      100,000,000    30-Apr-1999    30-Apr-2014
BOND/SET USD/IBRD/0604USDSTR03      0000003761   USD    USD0116GDI01    200,000,000      200,000,000    04-Jun-1999    04-Jun-2004
BOND/SET USD/IBRD/0601USDSTR        0000003775   USD    USD0793GDI01    100,000,000      100,000,000    09-Jun-1999    11-Jun-2001
BOND/SET USD/IBRD/0604USDSTR        0000003758   USD    USD0115GDI01     50,000,000       50,000,000    11-Jun-1999    11-Jun-2004
BOND/SET USD/IBRD/0614USDSTR        0000003784   USD    USD0125GDI01    100,000,000      100,000,000    15-Jun-1999    15-Jun-2014
BOND/SET USD/IBRD/0604USDSTR02      0000003755   USD    USD0114GDI01    150,000,000      150,000,000    21-Jun-1999    21-Jun-2004
BOND/SET USD/IBRD/0804USDSTR01      0000003756   USD    USD0113GDI01    100,000,000      100,000,000    21-Jun-1999    21-Jun-2004
BOND/SET USD/IBRD/0604USD00.01      0000003807   USD    USD0798GDI01     40,000,000       40,000,000    21-Jun-1999    21-Jun-2004
BOND/SET USD/IBRD/0604USDSTR04      0000003825   USD    USD0137GDI01     15,000,000       15,000,000    23-Jun-1999    23-Jun-2004
                                                                                       -------------
TOTAL BY CURRENCY                                                                      1,355,000,000
                                                                                       -------------
SOUTH AFRICAN RAND
------------------
BOND/SELL ZAR/IBRD/0404ZAR13.75     0000003625   ZAR    ZAR0779GDI01    100,000,000       16,433,854    19-Apr-1999    19-Apr-2004
BOND/SELL ZAR/IBRD/0505ZAR13.00     0000003711   ZAR    ZAR0784GDI01    100,000,000       16,433,854    04-May-1999    03-May-2006
BOND/SELL ZAR/IBRD/0403ZAR13.00     0000003705   ZAR    ZAR0680GDI02    100,000,000       16,494,845    06-May-1999    07-Apr-2003
BOND/SELL ZAR/IBRD/0404ZAR13.75     0000003714   ZAR    ZAR0779GDI02    100,000,000       16,220,600    20-May-1999    19-Apr-2004
BOND/SELL ZAR/IBRD/0403ZAR13.00     0000003790   ZAR    ZAR0680GDI03    100,000,000       16,454,946    10-Jun-1999    07-Apr-2003
                                                                                       -------------
TOTAL BY CURRENCY                                                                         82,038,099
                                                                                       -------------
                                                                                       -------------
TOTAL                                                                                  2,212,605,229
                                                                                       -------------
----------------------------------------------------------------------------------------------------------------------------------

                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                             TREASURY ASSET LIABILITY RISK SYSTEM (TALRS)

                                SEC REPORT -- CHANGES IN BORROWINGS
                          BORROWINGS (MLT) APRIL 01, 1999 THRU JUNE 30, 1999



Borrowing Type    Description       Trade     Currency    External        Currency          US$        Settlement      Maturity
                                     ID                      ID            Amount        Equivalent       Date           Date
-----------------------------------------------------------------------------------------------------------------------------------

MATURING BORROWINGS
--------------
          MTBOC
          -----

AUSTRALIAN DOLLAR
-----------------
BOND/SELL AUD/IBRD/0499AUD07.60    0000000041    AUD    AUD0529GMT01      122,535,000      79,568,102    22-Apr-1996    22-Apr-1999

BOND/SELL AUD/IBRD/0699AUD07.65    0000000042    AUD    AUD0534GMT01      215,588,000     140,509,479    30-May-1996    01-Jun-1999
                                                                                         ------------
Total By Currency                                                                         220,077,581
                                                                                         ------------

SWISS FRANC
-----------
BOND/SELL CHF/IBRD/0499CHF05.50    0000000068    CHF    CHF0214MLT01      125,000,000      82,726,671    26-Apr-1989    26-Apr-1999
                                                                                         ------------
Total By Currency                                                                          82,726,671
                                                                                         ------------

CZECH KECUNA
------------
BOND/SELL CZK/IBRD/0499CZK10.38    0000000095    CZK    CZK0581GMT01    1,000,000,000      28,138,102    21-Apr-1997    21-Apr-1999
                                                                                         ------------
Total By Currency                                                                          28,138,102
                                                                                         ------------

DEUTSCHE MARK
-------------
BOND/SELL DEM/IBRD/0599DEM06.75    0000000104    DEM   DEM0259MLT01       150,000,000      81,632,862    17-May-1989    17-May-1999
                                                                                         ------------
Total By Currency                                                                          81,632,862
                                                                                         ------------
SPANISH PESIS
-------------
BOND/SELL ESP/IBRD/0599ESP07.75    0000000149    ESP   ESP0016MLT01    10,000,000,000      63,457,863    28-May-1996    28-May-1999
                                                                                         ------------
Total By Currency                                                                          63,457,863
                                                                                         ------------
JAPANESE YEN
------------
BOND/SELL JPY/IBRD/1200JPY02.50    0000000315    JPY   JPY0124MLT01     3,600,000,000      30,222,894    01-Apr-1987    22-Jun-1999

BOND/SELL JPY/IBRD/0699JPY02.30    0000000318    JPY   JPY0129MLT01     3,000,000,000      25,021,894    21-Dec-1987    21-Jun-1999

BOND/SELL JPY/IBRD/0699JPY02.30    0000000319    JPY   JPY0129MLT02     4,000,000,000      33,362,526    21-Dec-1987    21-Jun-1999

BOND/SELL JPY/IBRD/1199JPY02.30    0000000320    JPY   JPY0130MLT01     5,000,000,000      40,688,449    21-Dec-1987    20-May-1999

BOND/SELL JPY/IBRD/0400JPY02.30    0000000322    JPY   JPY0132MLT01     2,700,000,000      22,679,546    30-Dec-1987    19-Apr-1999

BOND/SELL JPY/IBRD/0699JPY05.38    0000000339    JPY   JPY0174MLT01    63,300,000,000     518,618,656    26-Jun-1989    23-Jun-1999
                                                                                         ------------
Total By Currency                                                                         670,593,964
                                                                                         ------------
NETHERLANDS GUILDERS
--------------------
BOND/SELL NLG/IBRD/0504NLG09.13    0000000372    NLG   NLG0054MLT01         6,500,000       3,127,136    02-May-1984    03-May-1999

BOND/SELL NLG/IBRD/0500NLG08.13    0000000377    NLG   NLG0071MTL01        10,000,000       4,850,911    24-May-1985    20-May-1999

BOND/SELL NLG/IBRD/0699NLG07.13    0000000384    NLG   NLG0092MTL01       300,000,000     142,899,928    01-Jun-1989    01-Jun-1999
                                                                                         ------------
Total By Currency                                                                         150,877,974
                                                                                         ------------
NEW ZEALAND DOLLAR
------------------
BOND/SELL NZD/IBRD/0499NZD08.25    0000000387    NZD   NZD0526GMT01       100,000,000      55,150,000    30-Apr-1996    30-Apr-1999

BOND/SELL NZD/IBRD/0699NZD08.75    0000000388    NZD   NZD0535GMT01       100,000,000      53,320,000    11-Jun-1986    11-Jun-1999
                                                                                         ------------
Total By Currency                                                                         108,470,000
                                                                                         ------------
POLISH ZINO
-----------
BOND/SELL PLN/IBRD/0699PLNSTR      0000000417    PLN   PLN0591GMT01       100,000,000      25,404,890    17-Jun-1997    17-Jun-1999


                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                             TREASURY ASSET LIABILITY RISK SYSTEM (TALRS)
                                                                        Page 4
                               SEC REPORT -- CHANGES IN BORROWINGS
                         BORROWINGS (MLT) APRIL 01, 1999 THRU JUNE 30, 1999

--------------------------------------------------------------------------------------------------------------------------------
                                                                        CURRENCY          US$          SETTLEMENT      MATURITY
BORROWING TYPE DESCRIPTION        TRADE ID    CURRENCY  EXTERNAL ID       AMOUNT        EQUIVALENT       DATE           DATE
--------------------------------------------------------------------------------------------------------------------------------
BOND/SELL PLN/IBRD/0699PLNSTR     0000000418   PLN       PLN0591QMT02    50,000,000     12,702,445    06-OCT-1997    17-JUN-1999
                                                                                      ------------
TOTAL BY CURRENCY                                                                       38,107,336
                                                                                      ------------

UNITED STATES DOLLAR
--------------------
BOND/SELL USD/IBDR/0499USD09.15   0000000463   USD       USD0102COL01       171,000        171,000    31-Jul-1987    15-Apr-1999
BOND/SELL USD/IBRD/0499USD08.02   0000000564   USD       USD0420COL01    19,100,000     19,100,000    01-Jun-1988    01-Apr-1999
BOND/SELL USD/IBRD/0499USD09.641  0000000678   USD       USD1015COL01        50,000         50,000    13-Apr-1989    14-Apr-1999
BOND/SELL USD/IBRD/0499USD09.642  0000000682   USD       USD1029COL01    10,000,000     10,000,000    24-Apr-1989    30-Apr-1999
BOND/SELL USD/IBRD/0499USD09.59   0000000681   USD       USD1028COL01        25,000         25,000    27-Apr-1989    30-Apr-1999
BOND/SELL USD/IBRD/0499USD09.63   0000000685   USD       USD1031COL01     6,000,000      6,000,000    27-Apr-1989    28-Apr-1999
BOND/SELL USD/IBRD/0599USD09.65   0000000687   USD       USD1043COL01     8,050,000      8,050,000    05-May-1989    10-May-1999
BOND/SELL USD/IBRD/0699USD09.50   0000000696   USD       USD1081COL01    10,000,000     10,000,000    17-May-1989    01-Jun-1999
BOND/SELL USD/IBRD/0599USD09.60   0000000690   USD       USD1065COL01       100,000        100,000    18-May-1989    19-May-1999
BOND/SELL USD/IBRD/0599USD09.40   0000000692   USD       USD1075COL01     5,660,000      5,660,000    19-May-1989    20-May-1999
BOND/SELL USD/IBRD/0599USD09.381  0000000694   USD       USD1079COL01    10,000,000     10,000,000    19-May-1989    20-May-1999
BOND/SELL USD/IBRD/0599USD09.382  0000000695   USD       USD1080COL01     4,100,000      4,100,000    19-May-1989    01-Jun-1999
BOND/SELL USD/IBRD/0599USD09.20   0000000698   USD       USD1103COL01        25,000         25,000    26-May-1989    28-May-1999
BOND/SELL USD/IBRD/0699USD08.10   0000000699   USD       USD1105COL01     8,550,000      8,550,000    26-May-1989    01-Jun-1999
BOND/SELL USD/IBRD/0599USD09.08   0000000700   USD       USD1114COL01     5,000,000      5,000,000    30-May-1989    28-May-1999
BOND/SELL USD/IBRD/0699USD09.00   0000000701   USD       USD1117COL01     1,000,000      1,000,000    30-May-1989    01-Jun-1999
BOND/SELL USD/IBRD/0699USD08.12   0000000705   USD       USD1133COL01       100,000        100,000    07-Jun-1989    07-Jun-1999
BOND/SELL USD/IBRD/0699USD08.90   0000000706   USD       USD1142COL01       400,000        400,000    09-Jun-1989    09-Jun-1999
BOND/SELL USD/IBRD/0599USD07.30   0000000771   USD       USD1420COL01       400,000        400,000    15-May-1990    10-May-1999
                                                                                     -------------
TOTAL BY CURRENCY                                                                       88,731,000
                                                                                     -------------

SOUTH AFRICAN RAND
------------------
BOND/SELL ZAR/IBRD/0699ZAR12.80   0000000894   ZAR       ZAR0677GDI01   200,000,000     33,044,196    30-Mar-1998    30-Jun-1999
BOND/SELL ZAR/IBRD/0699ZAR12.60   0000000895   ZAR       ZAR0677GDI02   200,000,000     33,044,196    30-Mar-1998    30-Jun-1999
                                                                                     -------------
TOTAL BY CURRENCY                                                                       66,088,392
                                                                                     -------------
                                                                                     -------------

TOTAL                                                                                1,598,901,745
                                                                                     -------------

   MTBOZ
   -----
UNITED STATES DOLLAR
--------------------
BOND/SELL USD/IBRD/0599USD00.001  0000000688   USD       USD1045COL01        25,000         25,000    11-May-1989    11-May-1999
BOND/SELL USD/IBRD/0599USD00.002  0000000689   USD       USD1062COL01        47,000         47,000    16-May-1989    18-May-1999
                                                                                     -------------
TOTAL BY CURRENCY                                                                           72,000
                                                                                     -------------
                                                                                     -------------
TOTAL                                                                                       72,000
                                                                                     -------------


                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                             TREASURY ASSET LIABILITY RISK SYSTEM (TALRS)
                                                                         Page 5
                               SEC REPORT -- CHANGES IN BORROWINGS
                         BORROWINGS (MLT) APRIL 01, 1999 THRU JUNE 30, 1999

--------------------------------------------------------------------------------------------------------------------------------
                                                                        CURRENCY/         US$          SETTLEMENT      MATURITY
BORROWING TYPE DESCRIPTION        TRADE ID    CURRENCY  EXTERNAL ID       AMOUNT        EQUIVALENT       DATE           DATE
--------------------------------------------------------------------------------------------------------------------------------

EARLY RETIREMENT
----------------

    MTBOC
    -----
DEUTSCHE MARK
-------------

BOND/BUY DEM/IBRD/0603DEMSTR      0000003772   DEM      DEM0010GIMTCL   100,000,000     53,023,525    04-Jun-1999    04-Jun-2003
                                                                                     -------------
TOTAL BY CURRENCY                                                                       53,023,525
                                                                                     -------------
                                                                                     -------------
TOTAL                                                                                   53,023,525
                                                                                     -------------
